Federated®


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Annual Report



STABILITY



INVESTMENT
SOLUTIONS

DILIGENCE



FEDERATED KNOWS . . .

STABILITY

Ranks as a leading global investment manager, managing $358 billion in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

INVESTMENT SOLUTIONS

Offers broad product lines spanning domestic and international equity, fixed-income, alternative and money market strategies with the goal of long-term, consistent, competitive performance over time

DILIGENCE

Takes the long view, believing that doing business the right way over time will present opportunity for future growth



Financial Overview *as of and for the years ended December 31,*

SUMMARY OF OPERATIONS *(in thousands)*	10	09
Total revenue	$ 951,943	$ 1,175,950
Operating income	$ 309,791	$ 329,227
Net income[1]	$ 179,114	$ 197,292
PER SHARE DATA		
Earnings per share:[1]		
Diluted	$ 1.73	$ 1.92
Cash dividends per share:		
Quarterly	$ 0.96	$ 0.96
Special	$ 1.26	$ –
Total dividends	**$ 2.22**	**$ 0.96**
MANAGED ASSETS *(in millions)*		
Money market	$ 276,026	$ 313,260
Fixed-income	$ 40,705	$ 33,787
Equity	$ 30,802	$ 29,673
Liquidation portfolios	$ 10,708	$ 12,596
Total managed assets	**$ 358,241**	**$ 389,316**

[1]*Amounts attributable to Federated Investors, Inc.*



DEAR *Fellow Shareholders:*

Fifty-five years ago, Federated was founded on the principle that doing business the right way over time would build a strong investment franchise and present opportunities for future growth. Through bull and bear markets, Federated's diversified business mix has provided our clients with diligently managed investment options and offered Federated shareholders stability and confidence in our earnings power.

In 2010, despite the low-rate environment, Federated was able to deliver quality business performance for our shareholders despite earnings being down. The company's earnings per diluted share were $1.73 based on net income of $179 million. Total assets under management stood at $358 billion at year end with more than $82 billion of that amount being in equity, bond and liquidation portfolio assets.

Through most of 2010, Federated benefited from client interest in our strong line of bond portfolios, our dividend-oriented equity products and our alternative mutual funds. As market conditions improved, gross sales of fluctuating mutual funds and separate accounts were $28 billion in 2010. The company had particularly strong gross sales of $20 billion in our fixed-income mutual funds and separate accounts, where investors valued our product range and consistent performance over multi-year periods.

Federated utilized capital to enhance shareholder value in 2010. We paid a special dividend of $1.26 in the first quarter and paid regular quarterly dividends totaling $0.96 during the year, so that shareholders' total dividend during the year was $2.22. In addition, we repurchased 659,675 shares of class B common stock. Over the last three years, Federated has paid $703 million or $6.87 per share in dividends, which reflect the company's success and profitability in challenging and ever-changing market conditions.

2010 Highlights

- Increased equity and fixed-income (including liquidation portfolios) assets by 8 percent to $82 billion, which generated 49 percent of Federated's revenue for the year.
- Added $7 billion in fixed-income fund and separate account assets during 2010 as investors sought multi-sector and short-duration bond products.
- Increased total money market assets by $15 billion during Q4 2010 and average money market assets by $4 billion during the same time frame.

Total Managed Assets
(dollars in billions)



$407.3
$389.3
$358.2
08
09
10

Fixed-Income Assets
(dollars in billions)



$23.5
$33.8
$40.7
08
09
10

Equity Assets
(dollars in billions)



$26.7
$29.7
$30.8
08
09
10

- Completed acquisition of $14 billion in money market assets from SunTrust Banks, Inc. during the third and fourth quarters.
- Developed and launched three new mutual funds — Federated Global Equity Fund, Federated Floating Rate Strategic Income Fund and Federated Unconstrained Bond Fund — bringing the total number of Federated fund offerings to 136 at year end.
- Compared to 2009, increased gross international equity and fixed-income fund sales by 16 percent to $635 million.
- Worked with several existing offshore customers to increase their assets invested in Federated portfolios by nearly $4 billion in 2010.

Compelling Investment Solutions

The long-term consistent performance of many of our leading portfolios positions the company for growth across a variety of market conditions. In the last decade, Federated's diversified product line allowed the company to withstand the fallout of the bursting technology bubble. More recently, our highly regarded money market products enabled us



Dividend History
Special Cash Dividend
Annual Per Share
$0.18
$0.22
$0.30
$0.41
$0.58
$0.69
$0.81
$3.69
$2.76
$0.93
$0.96
$2.22
$1.26
$0.96
01
02
03
04
05
06
07
08
09
10

Equity Assets
$30.8 billion



Growth	$ 10.7
Value	$ 8.6
Blend	$ 4.9
Alternative	$ 2.8
International/Global Equity	$ 2.3
Asset Allocation/Balanced	$ 1.5

Fixed-Income Assets
$40.7 billion



Multi Sector	$ 16.2
Municipal	$ 5.9
U.S. Government	$ 5.7
U.S. Corporate	$ 4.4
Mortgage-Backed	$ 3.4
High Yield	$ 2.9
International/Global	$ 2.2

Money Market Assets
$276.0 billion



Government	$ 127.2
Prime	$ 121.1
Tax-Free	$ 27.7

to provide the cash management services that our clients needed during 2008's challenging markets. Overall, the variety of investment solutions that Federated offers our clients positions the company to sustain strong performance. In addition, Federated works to reinvest in our business, through new employees, technology and acquisitions for future growth.

As equity markets recovered in 2010, Federated's range of products continued to offer investment solutions for our clients. Federated Strategic Value Dividend Fund, which was well positioned for investors looking for income from equity investments, witnessed strong net sales. And the experienced management of the Federated Kaufmann team rewarded investors in Federated Kaufmann Large Cap Fund, which recently marked its three-year anniversary with strong performance, while Federated Kaufmann Small Cap Fund had strong flows in the latter part of 2010. Also in 2010, Federated's fixed-income assets under management grew by $7 billion, or 20 percent, led by interest in our multi-sector products such as our flagship Federated Total Return Bond Fund and Federated Strategic Income Fund, as well as high-yield offerings.

Federated's equity and bond mutual funds continue to maintain solid long-term records. According to Lipper, 21 percent of Federated's rated equity assets were in the top half of their category for the three-year period, 68 percent for the five-year period and 83 percent for the 10-year period ended Dec. 31, 2010. For bond funds, the comparable percentages were 65 percent for the three-year period, 74 percent for the five-year period and 66 percent for the 10-year period ended Dec. 31, 2010.

As a cash management pioneer and leader for more than 35 years, Federated maintains its steadfast dedication to products and services that meet investor requirements for diligent credit analysis, broad diversification, competitive yields and daily liquidity at par. Federated's money market assets have increased a total of $102 billion since the end of 2006 to $276 billion at Dec. 31, 2010. We continue to be the money market fund provider of choice for a broad cross section of institutional clients, financial intermediaries and smaller providers looking to exit the business. In fact, during 2010, Federated transitioned a total of $17 billion in money market assets from several smaller providers.

As a steward of the money market management business, Federated worked with industry coalitions, regulators and legislators to strengthen the resiliency of money market funds to ensure they remain an integral part of our nation's capital markets. As a firm, we believe changes made over the course of 2010 to Securities and Exchange Commission Rule 2a-7, which regulates money market funds,





John F. Donahue
Chairman

J. Christopher Donahue
President and Chief Executive Officer

further strengthened the framework that has worked exceptionally well for money market funds for over 30 years.

Consultative Sales Approach

Federated's market position as a trusted provider of investment solutions to some 5,000 global clients, including banks, broker/dealers, registered investment advisors, institutions, government entities, corporations and other financial professionals continues to be key to our company's success.

With 189 sales professionals focusing their efforts on supporting these institutional clients and financial intermediaries in serving their end clients, our long-standing relationships provide a key competitive advantage for the firm. Through consultations with clients, investment round tables with Federated experts and timely market insights, we strive to help financial professionals build their businesses. In 2010, net sales in equity and bond funds and separate accounts topped $3 billion.

Stability Through Market Cycles

For the last 55 years, Federated has focused on offering trusted and competitive investment solutions to meet the needs of financial professionals and investors. Whatever future markets might present, we believe that the most important way to ensure our long-term success is to continue to be the diversified investment manager our clients have come to rely upon for investment solutions. We will continue to look diligently for growth opportunities in both domestic and international markets, while maintaining our unwavering sense of stewardship, reinvesting in the company and fostering excellence in all that we do.

Our 1,350 dedicated employees are a credit to Federated as they are the key to ensuring the trust of our clients and investors. We thank Federated's employees for their dedication to providing world-class investment products and service to financial professionals and investors around the world. And finally, we graciously thank our fellow shareholders for your support and trust. ✦



Directors and Executives

Directors

John F. Donahue
Chairman and Co-founder,
Federated Investors, Inc.

J. Christopher Donahue
President and Chief Executive Officer,
Federated Investors, Inc.
Committee: Executive

Michael J. Farrell
President,
Farrell & Co.
Committees: Audit, Compensation, Compliance

David M. Kelly
Chairman, Chief Executive Officer
and President (retired),
Matthews International Corporation
Committees: Audit, Compensation, Compliance

John W. McGonigle
Vice Chairman, Executive Vice President,
Chief Legal Officer and Secretary,
Federated Investors, Inc.
Committee: Executive

James L. Murdy
President and Chief Executive Officer (retired),
Allegheny Technologies Incorporated
Committees: Compensation, Compliance

Edward G. O'Connor
Of Counsel, Special Counsel (retired),
Eckert Seamans Cherin & Mellott, LLC
Committees: Audit, Compensation, Compliance

Executive Officers

John F. Donahue
Chairman and Co-founder,
Federated Investors, Inc.

J. Christopher Donahue
President and Chief Executive Officer,
Federated Investors, Inc.

Brian P. Bouda
Vice President and Chief Compliance Officer,
Federated Investors, Inc.

Gordon J. Ceresino
President, Federated International
Management Limited
Vice Chairman, Federated Investors, Inc.

Thomas R. Donahue
President, FII Holdings, Inc.
Chief Financial Officer and Treasurer,
Federated Investors, Inc.

John B. Fisher
President and Chief Executive Officer,
Federated Advisory Companies

Richard B. Fisher
Chairman, Federated Securities Corp.
Vice Chairman and Co-founder,
Federated Investors, Inc.

Eugene F. Maloney
Executive Vice President,
Federated Investors, Inc.

Denis McAuley III
Vice President and Principal Accounting Officer,
Federated Investors, Inc.

John W. McGonigle
Vice Chairman, Executive Vice President,
Chief Legal Officer and Secretary,
Federated Investors, Inc.

Thomas E. Territ
President, Federated Securities Corp.


Received SEC
MAR 2 8 2011
Washington, DC 20549

Financial Review

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K and the 2010 Annual Report to Shareholders, including those related to asset flows and business mix; obligations to make additional contingent payments pursuant to acquisition agreements; obligations to make additional payments pursuant to employment arrangements; legal proceedings; future cash needs and management's expectations regarding borrowing; future principal uses of cash; performance indicators; impact of accounting policies and new accounting pronouncements; concentration risk; indemnification obligations; the impact of increased regulation; the prospect of increased distribution-related expenses; management's expectations regarding fee waivers and the impact of such waivers on revenues and net income; the ability to raise additional capital; the rising costs of risk management; possible impairment charges; tax liability and the realization of deferred tax assets; capital losses; the impact of the interest rate swap and the various items set forth under the section entitled Risk Factors constitute forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause the actual results, levels of activity, performance or achievements of Federated or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties, market conditions may change significantly resulting in changes to Federated's asset flows and business mix, which may cause a decline in revenues and net income, result in impairments and increase the amount of fee waivers incurred by Federated. The obligation to make contingent payments is based on certain growth and fund performance targets and will be affected by the achievement of such targets, and the obligation to make additional payments pursuant to employment agreements is based on satisfaction of certain conditions set forth in those agreements. Future cash needs and future uses of cash will be impacted by a variety of factors, including the number and size of any acquisitions, Federated's success in distributing its products, the resolution of pending litigation, potential increases in costs relating to risk management, as well as potential changes in assets under management and/or changes in the terms of distribution and shareholder services contracts with intermediaries who offer Federated's products to customers. Federated's risks and uncertainties also include liquidity and credit risks in Federated's money market funds and revenue risk, which will be affected by yield levels in money market fund products, changes in market values of assets under management and the ability of Federated to collect fees in connection with the management of such products. Many of these factors may be more likely to occur as a result of the ongoing threat of terrorism and the increased scrutiny of the mutual fund industry by federal and state regulators, and the recent and ongoing disruption in global financial markets. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither Federated nor any other person assumes responsibility for the accuracy and completeness of such statements in the future. For more information on these items, see the section entitled Risk Factors herein under Management's Discussion and Analysis of Financial Condition and Results of Operations.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data and managed assets)

The selected consolidated financial data below should be read in conjunction with Federated Investors, Inc. and its subsidiaries' (Federated) Consolidated Financial Statements and Notes. The selected consolidated financial data (except managed assets) of Federated for the five years ended December 31, 2010 have been derived from the audited Consolidated Financial Statements of Federated. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes which follow.

Years Ended December 31,	**2010**	2009	2008	2007	2006
Statement of Income Data[1,2]					
Total revenue	**$ 951,943**	$ 1,175,950	$ 1,223,680	$1,127,644	$ 978,858
Operating income	**309,791**	329,227	361,175	357,193	308,472
Income from continuing operations including noncontrolling interest in subsidiaries	**189,163**	208,540	228,625	223,236	196,647
Amounts attributable to Federated Investors, Inc.					
Income from continuing operations	**179,114**	197,292	221,509	217,471	191,048
Income from discontinued operations	**0**	0	2,808	0	6,681
Net income	**179,114**	197,292	224,317	217,471	197,729
Share Data attributable to Federated Investors, Inc.					
Earnings per share – Basic[1,2]					
Income from continuing operations	**$ 1.73**	$ 1.93	$ 2.17	$ 2.12	$ 1.81
Income from discontinued operations	**0.00**	0.00	0.03	0.00	0.06
Net income	**1.73**	1.93	2.20	2.12	1.87
Earnings per share – Diluted[1,2]					
Income from continuing operations	**$ 1.73**	$ 1.92	$ 2.15	$ 2.10	$ 1.78
Income from discontinued operations	**0.00**	0.00	0.03	0.00	0.06
Net income[3]	**1.73**	1.92	2.18	2.10	1.85
Cash dividends per share[4]	**$ 2.22**	$ 0.96	$ 3.69	$ 0.81	$ 0.69
Weighted-average shares outstanding – basic	**99,925**	99,923	99,605	100,855	104,293
Weighted-average shares outstanding – diluted	**99,993**	100,056	100,395	102,067	105,855
Balance Sheet Data at Period End					
Intangible assets, net and Goodwill[2]	**$ 720,825**	$ 662,996	$ 657,321	$ 534,603	$ 488,650
Total assets[2]	**1,153,504**	912,433	846,610	840,971	810,294
Long-term debt – recourse[5]	**361,250**	105,000	126,000	71	160
Long-term debt – nonrecourse[6]	**4,436**	13,556	30,497	62,701	112,987
Federated Investors shareholders' equity[4]	**491,799**	528,207	423,374	574,015	529,375
Managed Assets *(in millions)*					
As of period end	**$ 358,241**	$ 389,316	$ 407,310	$ 301,616	$ 237,440
Average for the period	**$ 347,074**	$ 405,595	$ 342,521	$ 265,055	$ 220,702

1 *During 2010 and 2009, fee waivers to maintain positive or zero net yields totaled $241.6 million and $120.6 million, respectively. These fee waivers were partially offset by related reductions in distribution expenses of $186.6 million and $86.4 million such that the net impact to Federated was $55.0 million and $34.2 million in reduced operating income for 2010 and 2009, respectively.*

2 *During 2010 and 2009, Federated recorded impairments totaling $10.2 million and $21.7 million, respectively, primarily related to intangible and fixed assets. See Note (7) to the Consolidated Financial Statements.*

3 *Totals may not sum due to rounding.*

4 *In 2008, Federated paid $2.76 per share or $281.2 million as a special dividend to shareholders. In 2010, Federated paid $1.26 per share or $129.8 million as a special dividend to shareholders. See Note (16)(a) to the Consolidated Financial Statements.*

5 *In 2008, Federated entered into a term-loan facility and began borrowing against its revolving credit facility. In 2010, Federated amended and restated the 2008 term-loan facility. See Note (12) to the Consolidated Financial Statements.*

6 *In 2007, Federated began accounting for all new sales of its rights to future distribution fees and contingent deferred sales charges related to Class B shares of sponsored funds as sales. Federated began self-funding the sale of Class B shares of sponsored funds in March 2010. See Note (1)(m) and Note (13) to the Consolidated Financial Statements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements appearing elsewhere in this report.

General

Federated Investors, Inc. (together with its subsidiaries, Federated) is one of the largest investment managers in the United States with $358.2 billion in managed assets as of December 31, 2010. The majority of Federated's revenue is derived from advising and administering Federated mutual funds and Separate Accounts (which include separately managed accounts, institutional accounts, sub-advised funds and other managed products) in both domestic and international markets. Federated also derives revenue from providing various other mutual fund-related services, including distribution, shareholder servicing, and retirement plan recordkeeping services (collectively, Other Services).

Federated's investment products are primarily distributed in three markets. These markets and the relative percentage of managed assets at December 31, 2010 attributable to such markets are as follows: wealth management and trust (51%), broker/dealer (29%) and global institutional (18%).

Investment advisory fees, administrative fees and certain fees for Other Services, such as distribution and shareholder service fees, are contract-based fees that are generally calculated as a percentage of the net assets of the investment portfolios that are managed by Federated. As such, Federated's revenue is primarily dependent upon factors that affect the value of managed assets including market conditions and the ability to attract and retain assets. Nearly all assets under management in Federated's investment products can be redeemed at any time with no advance notice requirement. Fee rates for Federated's services generally vary by asset type and investment objective and, in certain instances, decline as the average net assets of the individual portfolios exceed certain thresholds. Generally, management-fee rates charged for advisory services provided to equity products are higher than management-fee rates charged on money market and fixed-income products. Likewise, mutual funds typically have a higher management-fee rate than Separate Accounts. Similarly, traditional separate accounts typically have a higher management-fee rate than liquidation portfolios. Accordingly, revenue is also dependent upon the relative composition of average assets under management across both asset and product types. Federated may waive certain fees for competitive reasons such as to maintain positive or zero net yields, to meet regulatory requirements (including settlement-related waivers (see Note (22)(c) to the Consolidated Financial Statements) or to meet contractual requirements. Since Federated's products are largely distributed and serviced through financial intermediaries, Federated pays a significant portion of the distribution fees earned from sponsored products to the financial intermediaries that sell these products. These payments are generally calculated as a percentage of net assets attributable to the financial intermediary selling the product and are recorded on the Consolidated Statements of Income as a distribution expense. Certain components of distribution expense can vary depending upon the asset type, distribution channel and/or the size of the customer relationship. Federated generally pays out a larger portion of the revenue earned from managed assets in money market funds than managed assets in equity or fixed-income funds.

Federated's remaining Other Services fees are primarily based on fixed rates per retirement plan participant. Revenue relating to these services generally depends upon the number of plan participants which may vary as a result of sales and marketing efforts, competitive fund performance, introduction and market reception of new product features and acquisitions.

Federated's most significant operating expenses include distribution costs and compensation and related costs, which include fixed and variable compensation and related employee benefits. Certain of these expenses are dependent upon sales, product performance, levels of assets and asset mix and the willingness to continue fee waivers to maintain positive or zero net yields.

The discussion and analysis of Federated's financial condition and results of operations are based on Federated's Consolidated Financial Statements. Management evaluates Federated's performance at the consolidated level based on the view that Federated operates in a single operating segment, the investment management business. Management analyzes all expected revenue and expenses and considers market demands in determining an overall fee structure for services provided and in evaluating the addition of new business. Federated's growth and profitability are dependent upon its ability to attract and retain assets under management and, in light of the recent and continuing adverse market conditions, are also dependent upon the profitability of those assets, which is impacted, in part, by management's decisions regarding fee waivers to maintain positive or zero net yields on certain money market products. Fees for fund-related services are ultimately subject to the approval of the independent directors or trustees of the mutual funds. Management believes the most meaningful indicators of Federated's performance are assets under management, total revenue and net income, both in total and per diluted share.

Business Developments

Continuing Disruption in Global Financial Markets

In recent years, the financial markets have experienced periods of extreme volatility due to uncertainty and disruption in large segments of the credit markets. During the latter half of 2008 and early 2009, the disruptions in the financial markets worsened causing severe dislocations on the functioning of the markets and unprecedented strain on the availability of liquidity in the short-term debt markets, including the commercial paper markets, which are important for the operation of prime money market funds which invest primarily in a portfolio of short-term, high-quality, fixed-income securities.

Through the adverse market conditions of 2008, Federated's government agency and treasury money market funds experienced significant asset inflows. These funds grew as certain investors favored the perceived safety and liquidity of portfolios backed by government securities over other investment products. In certain products, the gross yield was not sufficient to cover all of the fund's normal operating expenses. During the fourth quarter 2008, Federated began waiving fees in order for certain funds to maintain positive or zero net yields.

During 2010, fee waivers to maintain positive or zero net yields totaled $241.6 million and were partially offset by a related reduction in distribution expenses of $186.6 million such that the net impact to Federated was $55.0 million in reduced operating income. The impact of these fee waivers for 2010 was significantly more than the impact for 2009 with $120.6 million in waived fees, $86.4 million in reduced distribution expenses and a net impact on operating income of $34.2 million and the impact for 2008 with $3.6 million in waived fees, $1.9 million in reduced distribution expenses and a net impact on operating income of $1.7 million. (See Note (24) to the Consolidated Financial Statements for information regarding the quarterly operating income impact of the fee waivers.) Management expects the fee waivers and the related reduction in distribution expense will continue into 2011 and will likely be material. Management does not expect the quarterly operating income impact from these waivers for the first quarter of 2011 to change materially from the $12.3 million experienced in the fourth quarter 2010. These fee waivers are expected to decrease over time as the market begins to factor in the potential for increases in short-term interest rates and then again when the Federal Reserve begins to increase interest rates. Management estimates that an increase of 10 basis points in gross yields on securities purchased in money market fund portfolios will likely reduce the operating income impact of these waivers by about one-third from the current levels and a 25-basis-point increase would reduce the impact by about two-thirds. The actual amount of future fee waivers could vary significantly from management's estimates as they are contingent on a number of variables including, but not limited to, available yields on instruments held by the money market funds, changes in assets within money market funds, actions by the Federal Reserve and the U.S. Department of the Treasury, changes in expenses of the money market funds, changes in the mix of money market customer assets and Federated's willingness to continue the fee waivers.

For the year ended December 31, 2010, 50% of Federated's total revenue was attributable to money market assets as compared to 65% and 61% for 2009 and 2008, respectively. A significant change in Federated's money market business or a significant reduction in money market assets due to regulatory changes, changes in the financial markets including significant increases in interest rates over a short period of time, significant deterioration in investor confidence, further persistent declines in or additional prolonged periods of historically low short-term interest rates and resulting fee waivers or other circumstances, could have a material adverse effect on Federated's results of operations.

Business Combinations and Acquisitions

In the third quarter 2010, Federated acquired the money market management business of SunTrust Banks, Inc. (SunTrust Acquisition). Pursuant to the definitive agreement signed on July 16, 2010, $14.1 billion of money market assets transitioned to Federated during the third and fourth quarters of 2010.

The SunTrust Acquisition included upfront cash payments that totaled $6.6 million. The transaction also includes contingent purchase price payments payable over five years. The contingent purchase price payments will be calculated as a percentage of revenue less operating expenses directly attributed to certain eligible assets. At December 31, 2010, management estimated contingent payments could total $27 million over five years, however, the actual amount of the contingent payments will vary based on asset levels and related net revenues and is not limited by any maximum amount. A wide range of outcomes for actual payments is possible due to the extent of reasonably possible flow-rate volatility for the assets under management. The preliminary estimate of fair value of the total consideration is $26.7 million. As of December 31, 2010, a liability of $20.1 million representing the fair value of future consideration payments was recorded in Other current liabilities ($5.3 million) and Other long-term liabilities ($14.8 million) (see Note (7)(a) to the Consolidated Financial Statements for a discussion regarding the valuation methodology). This liability is remeasured at each reporting date with changes in the fair value recognized on the Consolidated Statements of Income.

The SunTrust Acquisition was accounted for under the acquisition method of accounting. Accordingly, the purchase price was allocated to the intangible assets acquired based upon preliminary estimates of fair values as of the acquisition date. Federated is currently completing its valuation to determine the fair value of the identifiable intangible assets and the related contingent consideration associated with the SunTrust Acquisition. Although the preliminary results of the valuation are reflected in the Consolidated Financial Statements and the related footnotes as of and for the year ended December 31, 2010, the final valuation results may require adjustments to this preliminary valuation and such adjustments may be material.

In 2008, Federated completed two significant business acquisitions. On December 5, 2008, Federated acquired certain assets of David W. Tice & Associates LLC that relate to the management of the Prudent Bear Fund and the Prudent Global Income Fund (collectively, the Prudent Bear Funds) with $1.1 billion and $0.4 billion in assets under management, respectively, as of December 5, 2008 (Prudent Bear Acquisition). On December 1, 2008, Federated acquired certain assets of Clover Capital Management, Inc. (Clover Capital), a Rochester, New York-based investment manager that specializes in value investing (Clover Capital Acquisition). Clover Capital managed approximately $2.1 billion in assets as of December 1, 2008, consisting primarily of Separate Accounts.

See Note (3) and Note (22)(a) to the Consolidated Financial Statements for additional information on these acquisitions and the related contingent payments.

Recognition of Insurance Proceeds

In the second quarter 2010, Federated obtained the final approval by its insurance carrier for $25 million of claims submitted over the past several years to cover costs associated with the government investigations into past mutual fund trading practices and related legal proceedings. Because the retention of these advance insurance payments was contingent upon final approval of the claim by the insurance carrier, Federated had recorded a liability upon receipt of the cash. Upon receipt of final approval from its insurance carrier, Federated reversed the liability and recognized the $25 million of insurance proceeds on the Consolidated Statements of Income as reductions to the operating expense line items originally charged, primarily Professional service fees.

Special Cash Dividends

In the first quarter 2010, Federated paid $1.26 per share, or $129.8 million, as a special cash dividend to shareholders. This payment was in addition to the aggregate $0.96 per share, or $98.9 million, regular quarterly cash dividends paid throughout the course of 2010. The first quarter 2010 dividend of $1.50 per share negatively impacted first quarter 2010 diluted earnings per share by approximately $0.04 per share due to the application of the two-class method of calculating earnings per share.

In 2008, Federated paid $2.76 per share or $281.2 million as a special cash dividend to shareholders. This payment was in addition to the aggregate $0.93 per share, or $94.5 million, regular quarterly cash dividends paid throughout the course of 2008.

All dividends were considered ordinary dividends for tax purposes.

Amended and Restated Term Loan and Interest Rate Swap

In the second quarter 2010, Federated entered into a five-year $425 million amended and restated term loan credit agreement (Term Loan). The Term Loan amended and restated Federated's $140 million term loan dated August 19, 2008. The Term Loan requires principal payments of $10.6 million per quarter for the first four years and $63.8 million per quarter for the fifth year with the final payment due on April 1, 2015.

The borrowings under the Term Loan bear interest at a spread over the London Interbank Offering Rate (LIBOR). During the first quarter 2010, Federated entered into an interest rate swap transaction (the Swap) which became effective in the second quarter 2010, to hedge its interest rate risk associated with the Term Loan. The Swap had an initial notional amount of $425 million that declines in accordance with the scheduled principal payments associated with the Term Loan. Under the Swap, which expires on April 1, 2015, Federated receives payments based on LIBOR plus a spread and makes payments based on an annual fixed rate of 4.396%. The Term Loan qualified for modification accounting treatment. Accordingly, closing costs of $2.8 million were capitalized in the second quarter 2010 and are being amortized over the 5-year term of the loan. See Note (12) to the Consolidated Financial Statements for additional information regarding the Term Loan and Swap.

Asset Impairments

Since 2008, Federated has experienced significant declines in the assets under management related to certain quantitative investment products acquired in 2006. The declines in assets under management reflect significant market depreciation as well as investor net redemptions. In light of these declines in assets under management, performance relative to peers and indices and the uncertainty regarding each of these in the future, the carrying values of the related intangible assets have been tested for recoverability at various times over the last two years. In 2009, as a result of management's impairment testing, Federated recorded a $15.5 million impairment charge in Intangible asset amortization and impairment on the Consolidated Statements of Income. In 2010, Federated recorded $10.2 million in impairment charges on the Consolidated Statements of Income, $8.2 million of which was included in Intangible asset amortization and impairment with the remainder in Other operating expenses. See Note (7)(b) and Note (9) to the Consolidated Financial Statements for additional information regarding these impairments and future amortization expense estimates. Given the uncertainties regarding future market conditions, the timing and pace of a forecasted recovery and possible prolonged periods of underperformance of the quantitative products compared to peers and indices and the significance of these factors to assets under management, management cannot be certain of the outcome of future undiscounted cash flow analyses.

As a result of deterioration in the resale market for used aircraft in 2008 and 2009 and management's intent to sell its aircraft before the end of its previously estimated useful life, Federated recognized impairment charges totaling $5.2 million to write down the carrying value of one of Federated's aircraft to $3.4 million in 2009. The impairment charges were recorded as operating expense in Other on the Consolidated Statements of Income for the year ended December 31, 2009. As a result of adopting a plan to sell this aircraft late in 2009, the aircraft was included in Other current assets on the Consolidated Balance Sheets as of December 31, 2009. In the first quarter 2010, this aircraft was sold for net proceeds of $3.3 million. The loss on sale was recorded as an operating expense in Other on the Consolidated Statements of Income in the first quarter 2010.

B-Shares

Federated began self-funding the payment of sales commissions on the sale of Class B shares of its sponsored mutual funds in March 2010. Federated capitalizes the upfront commissions related to these B-share sales as deferred sales commissions. The deferred sales commission asset is amortized over the estimated period of benefit of up to eight years. Distribution and shareholder service fees earned are recognized in Other service fees, net-affiliates on the Consolidated Statements of Income over the life of the mutual fund share class. Contingent deferred sales charges collected on these share classes are used to reduce the deferred sales commission asset. As of December 31, 2010, Federated has funded $5.0 million in B-share deferred sales commissions.

Asset Highlights

Managed Assets at Period End

in millions as of December 31,	**2010**	2009	Percent Change
By Asset Class			
Money market	**$ 276,026**	$ 313,260	(12 %)
Fixed-income	**40,705**	33,787	20 %
Equity	**30,802**	29,673	4 %
Liquidation portfolios[1]	**10,708**	12,596	(15 %)
Total managed assets	**$ 358,241**	$ 389,316	(8 %)
By Product Type			
Mutual Funds:			
Money market	**$ 244,796**	$ 281,569	(13 %)
Fixed-income	**31,933**	28,427	12 %
Equity	**22,626**	20,960	8 %
Total mutual fund assets	**299,355**	330,956	(10 %)
Separate Accounts:			
Money market	**31,230**	31,691	(1 %)
Fixed-income	**8,772**	5,360	64 %
Equity	**8,176**	8,713	(6 %)
Total separate account assets	**48,178**	45,764	5 %
Liquidation Portfolios[1]	**$ 10,708**	$ 12,596	(15 %)
Total managed assets	**$ 358,241**	$ 389,316	(8 %)

Average Managed Assets

in millions for the years ended December 31,	**2010**	2009	2008	2010 vs. 2009	2009 vs. 2008
By Asset Class					
Money market	**$ 268,701**	$ 343,265	$ 283,901	(22 %)	21 %
Fixed-income	**37,690**	28,684	22,628	31 %	27 %
Equity	**29,104**	26,680	34,363	9 %	(22 %)
Liquidation portfolios[1]	**11,579**	6,966	1,629	66 %	328 %
Total average managed assets	**$ 347,074**	$ 405,595	$ 342,521	(14 %)	18 %
By Product Type					
Mutual Funds:					
Money market	**$ 238,767**	$ 311,221	$ 254,330	(23 %)	22 %
Fixed-income	**30,864**	23,989	18,720	29 %	28 %
Equity	**21,016**	18,325	23,636	15 %	(22 %)
Total average mutual fund assets	**290,647**	353,535	296,686	(18 %)	19 %
Separate Accounts:					
Money market	**29,934**	32,044	29,571	(7 %)	8 %
Fixed-income	**6,826**	4,695	3,908	45 %	20 %
Equity	**8,088**	8,355	10,727	(3 %)	(22 %)
Total average separate account assets	**44,848**	45,094	44,206	(1 %)	2 %
Liquidation Portfolios[1]	**$ 11,579**	$ 6,966	$ 1,629	66 %	328 %
Total average managed assets	**$ 347,074**	$ 405,595	$ 342,521	(14 %)	18 %

1 *Liquidation portfolios include portfolios of distressed fixed-income securities and liquidating collateralized debt obligation (CDO) products. In the distressed security category, Federated has been retained by a third party to manage these assets through an orderly liquidation process that will generally occur over a multi-year period. In the case of liquidating CDOs, the CDO structure has unwound earlier than expected due to events of default related to certain distressed securities in the portfolio.*

Changes in Federated's average asset mix year-over-year across both asset and product types have a direct impact on Federated's operating income. Asset mix impacts Federated's total revenue due to the difference in the fee rates per invested dollar earned on each asset and product type. Equity products generally have a higher management-fee rate than fixed-income products, money market products and liquidation portfolios. Likewise, mutual fund products typically have a higher management-fee rate than Separate Accounts. Similarly, traditional separate accounts typically have a higher management-fee rate than liquidation portfolios. Additionally, certain components of distribution expense can vary depending upon the asset type, distribution channel and/or the size of the customer relationship. Federated generally pays out a larger portion of the revenue earned from managed assets in money market funds than managed assets in equity or fixed-income funds. The following table presents the relative composition of average managed assets and the percent of total revenue derived from each asset type over the last three years:

	Percent of Total Average Managed Assets			Percent of Total Revenue		
	2010	2009	2008	**2010**	2009	2008
By Asset Class						
Money market assets	**78%**	85%	83%	**50%**	65%	61%
Fixed-income assets	**11%**	7%	7%	**18%**	12%	9%
Equity assets	**8%**	6%	10%	**31%**	23%	29%
Liquidation portfolios	**3%**	2%	0%	**0%**	0%	0%
Other activities	**—**	—	—	**1%**	0%	1%
By Product Type						
Mutual Funds:						
Money market assets	**69%**	77%	74%	**49%**	64%	60%
Fixed-income assets	**9%**	6%	5%	**17%**	11%	9%
Equity assets	**6%**	4%	7%	**27%**	20%	25%
Separate Accounts:						
Money market assets	**9%**	8%	9%	**1%**	1%	1%
Fixed-income assets	**2%**	1%	2%	**1%**	1%	0%
Equity assets	**2%**	2%	3%	**4%**	3%	4%
Liquidation Portfolios	**3%**	2%	0%	**0%**	0%	0%
Other activities	**—**	—	—	**1%**	0%	1%

Total managed assets represent the balance of assets under management at a point in time. By contrast, average managed assets represent the average balance of assets under management during a period of time. Because substantially all revenue and certain components of distribution expense are generally calculated daily based on assets under management, changes in average managed assets are typically a key indicator of changes in revenue earned and asset-based expenses incurred during the same period.

December 31, 2010 period-end managed assets decreased 8% over period-end managed assets at December 31, 2009 primarily as a result of decreases in money market assets partially offset by increases in fixed-income and equity assets. Average managed assets for 2010 decreased 14% over average managed assets for 2009. Period-end money market assets decreased 12% for 2010 compared to 2009. Average money market assets decreased 22% for 2010 compared to 2009. Period-end equity assets increased 4% for 2010 as compared to 2009. Average equity assets increased 9% for 2010 compared to 2009 primarily due to market appreciation. Period-end fixed-income assets increased 20% for 2010 as compared to 2009. Average fixed-income assets increased 31% for 2010 as compared to 2009 primarily due to positive net sales and, to a lesser extent, market appreciation. Liquidation portfolios at December 31, 2010 decreased 15% as compared to December 31, 2009. Average assets in liquidation portfolios increased significantly for 2010 as compared to 2009 primarily due to the selection of Federated to advise a multi-billion-dollar portfolio in the third quarter 2009.

December 31, 2009 period-end managed assets decreased 4% over period-end managed assets at December 31, 2008 primarily as a result of decreases in money market assets partially offset by increases in liquidation portfolios, fixed-income and equity assets. Average managed assets for 2009 increased 18% over average managed assets for 2008. Period-end money market assets decreased 12% for 2009 compared to 2008. Average money market assets increased 21% for 2009 compared to 2008 primarily as a result of the significant inflows of assets into Federated's money market funds in late 2008 and early 2009. Period-end equity assets increased 11% for 2009 as compared to 2008 due primarily to market appreciation. Average equity assets decreased 22% for 2009 compared to 2008 primarily due to market depreciation and net redemptions which had largely occurred in 2008, partially offset by the Clover Capital and Prudent Bear Acquisitions. Period-end fixed-income assets increased 44% for 2009 as compared to 2008. Average fixed-income assets increased 27% for 2009 as compared to 2008 primarily due to positive net sales and, to a lesser extent, market appreciation and the Prudent Bear and Clover Capital Acquisitions. Period-end and average assets in liquidation portfolios increased significantly in 2009 compared to 2008 primarily due to the selection of Federated to advise a multi-billion-dollar portfolio in the third quarter 2009.

Changes in Fixed-Income and Equity Fund Assets

in millions for the years ended December 31,	2010	2009	Percent Change
Fixed-Income Funds			
Beginning assets	**$ 28,427**	$ 19,321	47%
Sales	**15,595**	16,892	(8%)
Redemptions	**(13,136)**	(10,073)	30%
Net sales	**2,459**	6,819	(64%)
Net exchanges	**(20)**	128	(116%)
Market gains and losses/reinvestments[1]	**1,067**	2,159	(51%)
Ending assets	**$ 31,933**	$ 28,427	12%
Equity Funds			
Beginning assets	**$ 20,960**	$ 17,562	19%
Sales	**6,288**	5,560	13%
Redemptions	**(7,041)**	(5,607)	26%
Net redemptions	**(753)**	(47)	1,502%
Net exchanges	**(47)**	(90)	(48%)
Acquisition-related	**0**	257	(100%)
Market gains and losses/reinvestments[1]	**2,466**	3,278	(25%)
Ending assets	**$ 22,626**	$ 20,960	8%

1 *Reflects approximate changes in the market value of the securities held by the funds, and, to a lesser extent, reinvested dividends, distributions, net investment income and the impact of changes in foreign exchange rates.*

Changes in Fixed-Income and Equity Separate Account Assets and Liquidation Portfolios

in millions for the years ended December 31,	2010	2009	Percent Change
Fixed-Income Separate Accounts			
Beginning assets	**$ 5,360**	$ 4,165	29%
Sales[2]	**4,303**	--	--
Redemptions[2]	**(1,228)**	--	--
Net sales[2]	**3,075**	510	503%
Market gains and losses/reinvestments[3]	**337**	685	(51%)
Ending assets	**$ 8,772**	$ 5,360	64%
Equity Separate Accounts			
Beginning assets	**$ 8,713**	$ 9,099	(4%)
Sales[2]	**1,689**	--	--
Redemptions[2]	**(3,149)**	--	--
Net redemptions[2]	**(1,460)**	(1,515)	(4%)
Net exchanges	**41**	86	(52%)
Acquisition-related	**0**	(257)	(100%)
Market gains and losses/reinvestments[3]	**882**	1,300	(32%)
Ending assets	**$ 8,176**	$ 8,713	(6%)
Liquidation Portfolios			
Beginning assets	**$ 12,596**	$ 1,505	737%
Sales[2]	**12**	--	--
Redemptions[2]	**(1,900)**	--	--
Net (redemptions)/sales[2]	**(1,888)**	11,085	(117%)
Market gains and losses/reinvestments[3]	**0**	6	(100%)
Ending assets	**$ 10,708**	$ 12,596	(15%)

2 *For certain accounts, Sales, Redemptions or Net sales/redemptions are calculated as the remaining difference between beginning and ending assets after the calculation of Market gains and losses/reinvestments. Sales and Redemptions data was not reported prior to 2010, therefore some historical data is not available.*

3 *Reflects approximate changes in the market value of the securities held in the portfolios, and, to a lesser extent, reinvested dividends, distributions, net investment income and the impact of changes in foreign exchange rates.*

Results of Operations

Revenue. The following table sets forth components of total revenue from continuing operations for the three years ended December 31:

in millions	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
Revenue from managed assets	**$ 944.4**	$ 1,169.2	$ 1,212.6	(19%)	(4%)
Revenue from sources other than managed assets	**7.5**	6.8	11.1	10%	(39%)
Total revenue	**$ 951.9**	$ 1,176.0	$ 1,223.7	(19%)	(4%)

Revenue from managed assets decreased $224.8 million in 2010 as compared to 2009 primarily due to a decrease of $173.7 million resulting from a decrease in average money market assets (inclusive of an offsetting $9.1 million increase in revenue from average assets attributable to the SunTrust Acquisition) and an increase of $121.0 million in voluntary fee waivers by certain money market funds in order to maintain positive or zero net yields. See Business Developments – Continuing Disruption in Global Financial Markets for additional information on the related offsetting reduction in expense and the net impact on operating income. The decrease in revenue was partially offset by an increase of $40.7 million due to an increase in average fixed-income assets and a $31.9 million increase due to an increase in average equity assets.

See Business Developments – Continuing Disruption in Global Financial Markets for a discussion of management's expectation regarding fee waivers and the related reduction in distribution expense for the first quarter of 2011.

Federated's ratio of revenue from managed assets to average managed assets for 2010 was 0.27% as compared to 0.29% for 2009. The decrease in the rate was primarily due to the significant increase in voluntary fee waivers to maintain positive or zero net yields for 2010 as compared to 2009, offset by the increase in average fixed-income and equity assets for the same periods of comparison. Average assets invested in money market products for 2010 represented 78% of Federated's total average managed assets as compared to 85% for 2009, while average fixed-income and equity assets represented 11% and 8% of total average managed assets for 2010, respectively, as compared to 7% and 6% for 2009, respectively. Money market products, fixed-income products and liquidation portfolios generally have a lower management-fee rate than equity products.

Revenue from managed assets decreased $43.4 million in 2009 as compared to 2008. Certain money market fund fees for 2009 totaling $120.6 million were voluntarily waived in order to maintain positive or zero net yields. In addition, revenue from managed assets decreased $113.6 million due to a decrease in average equity assets (excluding assets acquired in connection with the significant acquisitions in the fourth quarter 2008). These decreases were partially offset by an increase in revenue of $120.2 million due to an increase in average money market assets, a $31.6 million increase in revenue generated from assets acquired in connection with significant acquisitions in the fourth quarter 2008, a $19.4 million increase due to an increase in average fixed-income assets excluding assets from the aforementioned significant acquisitions and a $12.4 million decrease in voluntary fee waivers for competitive reasons exclusive of fees waived to maintain positive or zero net yields.

Federated's ratio of revenue from managed assets to average managed assets for 2009 was 0.29% as compared to 0.35% for 2008. The decrease in the rate was primarily due to the increase in average money market assets for 2009 as compared to 2008, the decrease in average equity assets for the same periods of comparison as well as the significant increase in voluntary fee waivers to maintain positive or zero net yields. Average assets invested in money market products for 2009 represented 85% of Federated's total average managed assets as compared to 83% for 2008, while average equity assets represented 6% of total average managed assets for 2009 as compared to 10% for 2008. Money market products, fixed-income products and liquidation portfolios generally have a lower management-fee rate than equity products.

Operating Expenses. The following table sets forth operating expenses for the three years ended December 31:

in millions	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
Distribution	**$ 259.2**	$ 410.0	$ 442.2	(37%)	(7%)
Compensation and related	**242.9**	254.4	237.2	(5%)	7%
Professional service fees	**19.0**	38.1	40.3	(50%)	(5%)
Amortization of deferred sales commissions	**12.2**	18.5	31.4	(34%)	(41%)
Intangible asset amortization and impairment	**22.5**	32.6	18.4	(31%)	77%
All other	**86.4**	93.1	93.0	(7%)	0%
Total operating expenses	**$ 642.2**	$ 846.7	$ 862.5	(24%)	(2%)

Total operating expenses for 2010 decreased $204.5 million compared to 2009. Distribution expense decreased $150.8 million primarily due to a $100.2 million decrease in 2010 as compared to 2009 associated with maintaining positive or zero net yields in certain money market funds and a $60.3 million decrease related to lower average money market assets in 2010 as compared to 2009. Professional service fees decreased $19.1 million due primarily to the recognition of $21.6 million in insurance proceeds for certain legal defense costs primarily for civil lawsuits brought against Federated related to excessive fees, late-day trading and market timing. See Contractual Obligations and Contingent Liabilities – Past Mutual Fund Trading Issues and Related Legal Proceedings for more information regarding these lawsuits and Business Developments – Recognition of Insurance Proceeds for additional information on the insurance proceeds. Intangible asset amortization and impairment decreased $10.1 million due primarily to the decrease of impairments of certain customer relationship intangible assets in 2010 as compared to 2009. See Business Developments – Asset Impairments for additional information.

Total operating expenses for 2009 decreased $15.8 million compared to 2008. Distribution expense decreased $32.2 million primarily due to the aforementioned $86.4 million reduction associated with maintaining positive or zero net yields in certain money market funds, partially offset by a $56.3 million increase related to increased average money market assets in 2009 as compared to 2008. Compensation and related expense increased $17.2 million primarily due to: (1) a $10.0 million increase due to a full year of expenses in 2009 for the Clover Capital and Prudent Bear Acquisitions as compared to a partial year in 2008, (2) a $3.8 million increase in incentive compensation exclusive of the impact of the Clover Capital and Prudent Bear Acquisitions and (3) a $3.3 million increase in share-based compensation due primarily to new share-based awards. Intangible asset amortization and impairment increased $14.2 million due primarily to the impairment of certain customer relationship intangible assets in the first quarter 2009. See Business Developments – Asset Impairments for additional information. Amortization of deferred sales commission decreased $12.9 million in 2009 as compared to 2008 primarily due to lower average B-share assets.

Nonoperating Income (Expenses). Nonoperating expenses, net, increased $6.3 million in 2010 as compared to 2009. The increase reflects a $10.7 million increase in Debt expense - recourse related primarily to increased average outstanding loan balances ($5.6 million) and an increase due to a higher average interest rate ($4.6 million) as a result of the Term Loan entered into in the second quarter 2010 partially offset by a $2.3 million increase in Investment income, net primarily related to increases in average investment balances and a $1.3 million increase in Gain (loss) on securities, net primarily due to increased realized gains on investments.

Nonoperating expenses, net, decreased $2.0 million in 2009 as compared to 2008 due to a $5.5 million increase in Gain (loss) on securities, net due primarily to increased market values of trading securities and a $1.4 million decrease in Debt expense – nonrecourse primarily as a result of lower average B-share-related debt balances partially offset by a $3.5 million decrease in Investment income, net primarily related to decreases in average investment balances and average yields and a $1.9 million increase in Debt expense – recourse due to a term-loan facility that Federated entered into in the third quarter 2008.

Income Taxes on Continuing Operations. The income tax provision for continuing operations for 2010, 2009, and 2008 was $112.0 million, $118.3 million, and $128.2 million, respectively. The provision for 2010 decreased $6.3 million as compared to 2009 primarily due to lower Income from continuing operations before income taxes partially offset by increases in state taxes. The provision for 2009 as compared to 2008 decreased $9.9 million primarily due to lower Income from continuing operations before income taxes partially offset by increases in valuation allowances on certain deferred tax assets. The effective tax rate was 37.2% for 2010, 36.2% for 2009, and 35.9% for 2008. See Note (18) to the Consolidated Financial Statements for additional information on the effective tax rate, as well as other tax disclosures.

For 2010, Federated's pretax book income was $69.0 million in excess of federal taxable income due primarily to $33.8 million in temporary tax differences associated with amortization of certain intangible assets and $20.8 million in temporary tax differences related to the insurance proceeds recognized as income for book purposes in 2010 versus when received in a prior year for tax purposes. See Business Developments – Recognition of Insurance Proceeds.

For 2009, Federated's pretax book income was $35.3 million in excess of federal taxable income due primarily to $19.4 million in temporary tax differences associated with amortization of certain intangible assets and $15.5 million in temporary tax differences related to bonus accruals.

For 2008, Federated's pretax book income was $32.7 million in excess of federal taxable income due primarily to $26.0 million in temporary tax differences associated with amortization of certain intangible assets and permanent tax differences of $16.7 million associated with tax deductions on stock options exercised during the year and $6.8 million associated with dividends paid on certain unvested restricted shares, partially offset by temporary differences of $6.3 million associated with insurance proceeds recognized as income in the year of receipt for tax purposes versus a future year for book purposes (see Note (11) to the Consolidated Financial Statements) and $5.8 million related to deferred sales commissions.

Income from Continuing Operations attributable to Federated Investors, Inc. Income from continuing operations decreased $18.2 million in 2010 as compared to 2009 primarily as a result of the changes in revenues and expenses noted above. Diluted earnings per share for income from continuing operations for the year ended December 31, 2010 decreased $0.19 as compared to the same period of 2009 primarily due to decreased income from continuing operations.

Income from continuing operations decreased $24.2 million in 2009 as compared to 2008 primarily as a result of the changes in revenues and expenses noted above. Diluted earnings per share for income from continuing operations for the year ended December 31, 2009 decreased $0.23 as compared to the same period of 2008 primarily due to decreased income from continuing operations.

Discontinued Operations. Discontinued operations, net of tax totaled $2.8 million for 2008. In 2008, Federated recognized a $4.8 million pre-tax gain for the final contingent payment received from the sale of certain assets associated with its TrustConnect® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC (Matrix) in 2006. The final payment was calculated as a percentage of Matrix's second quarter 2008 net revenue above a specific threshold directly attributed to the Clearing Business.

Liquidity and Capital Resources

Liquid Assets. At December 31, 2010, liquid assets, consisting of cash and cash equivalents, investments and receivables, totaled $354.9 million as compared to $141.6 million at December 31, 2009. The increase of $213.3 million primarily reflects an increase of $108.3 million in Cash and cash equivalents and an increase of $103.3 million in investments which are described further below.

Cash Provided by Operating Activities. Net cash provided by operating activities totaled $215.9 million for 2010 as compared to $274.6 million for 2009. The decrease of $58.7 million for 2010 as compared to 2009 was primarily due to a decrease in cash received from customers due to the $224.8 million decrease in revenue from managed assets previously discussed and an $8.6 million increase in cash paid for interest due to the increased average outstanding loan balances and a higher average interest rate as a result of the Term Loan. These items were partially offset by a decrease in cash paid for operating expenses primarily related to the previously discussed $150.8 million decrease in Distribution expense and a $49.8 million decrease in cash paid for taxes primarily due to higher overpayments of estimated taxes in 2009 as compared to 2010.

Cash Used by Investing Activities. In 2010, Federated used $144.4 million for investing activities, which included $99.3 million for purchases of securities available for sale, $49.6 million in cash paid in connection with purchase price payments for current and prior year acquisitions and $47.2 million in cash paid for purchases of loans partially offset by $55.1 million of proceeds from sales of securities available for sale.

Cash Provided (Used) by Financing Activities. In 2010, cash provided by financing activities was $36.8 million. During 2010, Federated borrowed an additional $309.5 million and $97.5 million in connection with the Term Loan and its $200 million revolving credit facility, respectively. In addition, during 2010, Federated repaid $97.5 million and $31.8 million in connection with its $200 million revolving credit facility and its Term Loan, respectively. See Note (12) to the Consolidated Financial Statements for more information on Recourse debt. During 2010, Federated also paid $228.7 million or a total of $2.22 per share in dividends to holders of its common shares.

Borrowings. In 2008, Federated entered into a $140 million term loan. In the second quarter 2010, Federated amended and restated this loan. See Business Developments – Amended and Restated Term Loan and Interest Rate Swap for additional information. Federated repaid $14 million of its borrowings on this loan during 2009 and made $31.8 million in principal payments during 2010.

Federated also has a $200 million revolving credit facility that expires October 31, 2011 (Revolving Credit Facility). As of December 31, 2010, Federated had $200 million available for borrowings on the Revolving Credit Facility. See Note (12) to the Consolidated Financial Statements for more information on Recourse debt.

Proceeds from the debt facilities have been used for general corporate purposes including cash payments related to acquisitions, quarterly dividends and share repurchase programs.

Both the Revolving Credit Facility and the Term Loan have interest coverage ratio covenants (consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated interest expense) and leverage ratio covenants (consolidated debt to consolidated EBITDA) as well as other customary terms and conditions. Both the Revolving Credit Facility and the Term Loan have an interest coverage ratio covenant of at least 4 to 1, and as of December 31, 2010, the interest coverage ratio was 26.04 to 1. The Revolving Credit Facility and the Term Loan have leverage ratio covenants of no more than 2 to 1 and no more than 2.5 to 1, respectively. As of December 31, 2010, the leverage ratios for the Revolving Credit Facility and the Term Loan were 1.12 to 1 and 1.09 to 1, respectively. Federated was in compliance with its interest coverage and leverage ratios at and during the year ended December 31, 2010. Each of the Revolving Credit Facility, Term Loan and the Swap also have certain stated events of default and cross default provisions which would permit the lenders/counterparties to accelerate the repayment of the debt or the Swap if not cured within the applicable grace periods. The events of default generally include breaches of contract, failure to make required loan payments, insolvency, cessation of business, notice of lien or assessment and other proceedings, whether voluntary or involuntary, that would require the repayment of amounts borrowed.

Future Cash Needs. In addition to the contractual obligations and contingent liabilities described below, management expects that principal uses of cash will include funding distribution expenditures, paying incentive and base compensation, repaying recourse debt obligations, paying shareholder dividends, funding business acquisitions, paying taxes, repurchasing company stock, advancing sales commissions, seeding new products and funding property and equipment acquisitions, including computer-related software and hardware. As a result of the highly regulated nature of the investment management business, management anticipates that expenditures for compliance and investment management personnel, compliance systems and related professional and consulting fees may continue to increase. Resolution of the matters previously described regarding past mutual fund trading issues and related legal proceedings, including the excessive fee cases could result in payments which may have a material impact on Federated's liquidity, capital resources and results of operations.

On January 27, 2011, the board of directors declared a $0.24 per share dividend to shareholders of record as of February 8, 2011, which was paid on February 15, 2011.

After evaluating Federated's existing liquid assets, expected continuing cash flow from operations, its remaining borrowing capacity under the Revolving Credit Facility and its ability to obtain additional financing arrangements and issue debt or stock, management believes it will have sufficient liquidity to meet its present and reasonably foreseeable cash needs. Although management currently is not projecting to draw on the availability under the Revolving Credit Facility in 2011, management may choose to borrow additional amounts up to the maximum available under the Revolving Credit Facility which could cause total outstanding borrowings to total as much as $593 million.

Management estimates that of the $19.1 million of deferred tax assets (net of valuation allowances) at December 31, 2010, $10.1 million will reverse in 2011. These reversals primarily represent various expenses recorded in 2010 or prior years, but not deductible for tax purposes until 2011, such as certain compensation accruals.

Financial Position

The following discussion summarizes significant changes in assets and liabilities that are not discussed elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Prepaid expenses at December 31, 2010 decreased $11.2 million from December 31, 2009 primarily as a result of a decrease in prepaid taxes due to lower overpayments of estimated tax as of December 31, 2010 as compared to the prior year-end.

Current deferred tax asset, net decreased $10.0 million from December 31, 2009 primarily as a result of the recognition in 2010 of insurance proceeds recorded as taxable income in a prior year.

Goodwill at December 31, 2010 increased $53.6 million from December 31, 2009. During 2010, Federated recorded goodwill primarily in connection with accruals and contingent purchase price payments related to the Prudent Bear Acquisition ($44.7 million) and the 2005 acquisition of the cash management business of Alliance Capital Management L.P. (Alliance Acquisition) ($6.8 million). See Note (22)(a) to the Consolidated Financial Statements for additional information. As of December 31, 2010, Federated's market capitalization exceeded the recorded goodwill balance by more than 300%.

Other current liabilities at December 31, 2010 decreased $36.7 million from December 31, 2009 primarily due to the contingent purchase price payment accrual of $28.9 million related to the Alliance Acquisition (see Contractual Obligations and Contingent Liabilities – Contractual for additional information) and the recognition in 2010 of $20.8 million in insurance proceeds that were accrued at December 31, 2009 (see Business Developments - Recognition of Insurance Proceeds for additional information). These items were partially offset by an accrual of $11.7 million related to the interest rate swap (see Business Developments – Amended and Restated Term Loan and Interest Rate Swap for additional information) and $5.3 million for the short-term portion of the SunTrust Acquisition future consideration payments liability (see Business Developments – Business Combinations and Acquisitions for additional information).

Long-term deferred tax liability, net increased $12.1 million from December 31, 2009 primarily as a result of differences in the amortization of intangible assets.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2009, Federated did not have any material off-balance sheet arrangements.

Contractual Obligations and Contingent Liabilities

Contractual. The following table presents as of December 31, 2010, Federated's significant minimum noncancelable contractual obligations by payment date. The payment amounts represent amounts contractually due to the recipient and do not include any unamortized discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included either in the referenced Note to the Consolidated Financial Statements or in a footnote to the table.

in millions	Note Reference	Payments due in 2011	2012-2013	2014-2015	After 2015	Total
Long-term debt obligations[1]	(12)	$59.5	$113.3	$287.3	$0	$460.1
Operating lease obligations	(17)	12.3	23.2	14.7	7.0	57.2
Purchase obligations[2]		9.2	5.6	1.4	0.8	17.0
Employment-related commitments[3]		29.5	18.5	7.6	0	55.6
Acquisition-related contingent payments	(22)(a)	46.5	0	0	0	46.5
Total		$157.0	$160.6	$311.0	$7.8	$636.4

1 *Amounts include principal and interest payments. Assuming the recourse debt balance and the weighted-average interest rate in effect at December 31, 2010 (see Note (12) to the Consolidated Financial Statements), Federated's minimum contractual interest payments would be approximately $17.0 million, $28.3 million and $11.1 million for 2011, 2012-2013 and 2014-2015, respectively.*

2 *Federated is a party to various contracts pursuant to which it receives certain services including legal, access to various fund-related information systems and research databases, as well as trade order transmission and recovery services. These contracts contain certain minimum noncancelable payments, cancellation provisions and renewal terms. The contracts expire on various dates through the year 2019. Costs for such services are expensed as incurred.*

3 *Federated has certain domestic and international employment arrangements pursuant to which Federated is obligated to make minimum compensation payments. These contracts expire on various dates through the year 2014.*

As part of the SunTrust Acquisition, Federated is required to make contingent purchase price payments over the five-year period following the acquisition date. The contingent purchase price payments will be calculated as a percentage of revenue less operating expenses directly attributed to certain eligible assets. At December 31, 2010, management estimated contingent payments could total $27 million over five years, however, the actual amount of the contingent payments will vary based on asset levels and related net revenues and is not limited by any maximum amount. A wide range of outcomes for actual payments is possible due to the extent of reasonably possible flow-rate volatility for the assets under management. As of December 31, 2010, a liability of $20.1 million representing the fair value of future consideration payments was recorded in Other current liabilities ($5.3 million) and Other long-term liabilities ($14.8 million) (see Note (7)(a) to the Consolidated Financial Statements for a discussion regarding the valuation methodology). This liability is remeasured at each reporting date with changes in the fair value recognized on the Consolidated Statements of Income.

As part of the Prudent Bear Acquisition, Federated is required to make contingent purchase price payments based upon certain revenue growth targets over the four-year period following the acquisition date. The contingent purchase price payments will be recorded as additional goodwill at the time the contingency is resolved. The first contingent purchase price payment of $5.1 million was paid in the first quarter of 2010. As of December 31, 2010, $44.7 million was accrued in Accounts payable and accrued expenses on the Consolidated Balance Sheets for the second anniversary year payment and was paid in January 2011. The remaining contingent purchase price payments could total as much as $49.0 million.

As part of the Clover Capital Acquisition, Federated is required to make contingent purchase price payments based upon growth in revenues over the five-year period following the acquisition date. The contingent purchase price payments, which could total as much as $56 million, will be recorded as additional goodwill at the time the contingency is resolved. The applicable growth targets were not met for the first two anniversary years and as such, no amounts were accrued or paid related to 2009 or 2010.

As part of the Alliance Acquisition, Federated was required to make contingent purchase price payments over a five-year period following the acquisition date. These payments were primarily calculated as a percentage of revenues less certain operating expenses directly attributed to the assets acquired. Contingent purchase price payments of $10.7 million, $13.3 million, $16.2 million, $19.8 million and $32.4 million were paid in the second quarters of 2006, 2007, 2008, 2009 and 2010, respectively. In addition, a final contingent purchase payment of $3.3 million was paid in the third quarter 2010. Contingent payments were recorded as additional goodwill at the time the related contingency was resolved.

In the third quarter 2007, Federated completed a transaction with Rochdale Investment Management LLC to acquire certain assets relating to its business of providing investment advisory and investment management services to the Rochdale Atlas Portfolio (Rochdale Acquisition). The Rochdale Acquisition agreement provides for two forms of contingent purchase price payments that are dependent upon asset growth and fund performance through 2012. The first form of contingent payment is payable in 2010 and 2012 and could aggregate to as much as $20 million. The second form of contingent payment is payable on a semi-annual basis over the five-year period following the acquisition closing date based on certain revenue earned by Federated from the Federated InterContinental Fund. As of December 31, 2010, $3.0 million was paid in semi-annual contingent purchase price payments, $0.3 million was accrued related to future semi-annual contingent purchase price payments and $1.1 million was paid in the fourth quarter 2010 with regard to the first form of contingent payment. The future semi-annual contingent purchase price payment was accrued in Other current liabilities and recorded as goodwill. Contingent payments are recorded as additional goodwill at the time the related contingency is resolved.

As part of the 2006 acquisition of MDTA LLC (MDTA), Federated was required to make annual contingent purchase price payments based upon growth in MDTA net revenues over a three-year period. The first two contingent purchase price payments of $43.3 million and $40.9 million were paid in the third quarters of 2007 and 2008, respectively, and were recorded as goodwill. The applicable growth targets were not met for the final payment related to the anniversary year ended in July 2009. As such, no further payments are required.

In addition to the $29.5 million of employee-related commitments to be paid in 2011, Federated may be required to make certain incentive compensation-related payments in connection with various significant employment arrangements. The employment contracts expire on various dates through the year 2014 with payments possible through 2018. As of December 31, 2010, the maximum bonus payable over the remaining terms of the contracts approximates $73 million, of which approximately $5 million would be payable in 2011 if the necessary performance targets are met and the employees continue to be employed as of the relevant payment dates. In addition, certain employees have incentive compensation opportunities related to the Federated Kaufmann Large Cap Fund (the Fund Bonus). Based on asset levels at December 31, 2010, $0.2 million would be paid in 2011 as the first Fund Bonus payment. Management is unable to reasonably estimate a range of possible bonus payments for the Fund Bonus for subsequent years due to the wide range of possible growth-rate scenarios.

Past Mutual Fund Trading Issues and Related Legal Proceedings. During the fourth quarter 2005, Federated entered into settlement agreements with the Securities and Exchange Commission (SEC) and New York State Attorney General (NYAG) to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated Funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. These mandatory fee waiver reductions expired on December 31, 2010. Depending upon the level of assets under management in the funds subject to these fee waivers during the five-year period, the actual investment advisory fee reduction could have been greater or less than $4.0 million per year. For each of the years ended December 31, 2010, 2009 and 2008, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. Without admitting the validity of any claim, Federated reached a settlement with the plaintiffs in these pending cases. The settlement was accrued in a prior period and the accrual was not material to the Consolidated Financial Statements. A hearing to address final approval of the settlement was held on October 21 and October 22, 2010. The Court entered an order granting final approval of the settlement on October 25, 2010.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. Federated is defending this litigation and a trial date has been set for April 12, 2011. The potential impact of these lawsuits and similar suits against third parties, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. An unfavorable determination could cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

The Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 reflect $9.2 million, $10.6 million and $7.5 million, respectively, for costs associated with various legal, regulatory and compliance matters, including costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from these estimates, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows.

Other Legal Proceedings. Federated has other claims asserted and threatened against it in the ordinary course of business. As of December 31, 2010, Federated does not believe that a material loss related to these claims is reasonably estimable. These claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Variable Interest Entities

Federated is involved with various entities in the normal course of business that may be deemed to be variable interest entities (VIEs). Federated determined that it was the primary beneficiary of certain investment-fund VIEs and, as a result, consolidated the assets, liabilities and operations of these VIEs in its Consolidated Financial Statements. See Note (6) to the Consolidated Financial Statements for more information.

Recent Accounting Pronouncements

On January 1, 2010, Federated adopted the Financial Accounting Standards Board's new rules governing the consolidation of VIEs, as amended in February 2010 to defer the effective date of the new rules for a reporting entity's interests in certain investment funds. The new rules prescribe a qualitative model for identifying whether a company has a controlling financial interest in a VIE and eliminates the quantitative model previously prescribed. The new rules identify two primary characteristics of a controlling financial interest: (1) the power to direct significant activities of the VIE, and (2) the obligation to absorb losses of and/or provide rights to receive benefits from the VIE. Under the new accounting standard, a company is required to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. The adoption of the new standard did not have a material impact on Federated's Consolidated Financial Statements.

For a complete list of new accounting standards recently adopted by Federated and new accounting standards issued, but not yet adopted by Federated, see Note (2) to the Consolidated Financial Statements.

Critical Accounting Policies

Federated's Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Management continually evaluates the accounting policies and estimates it uses to prepare the Consolidated Financial Statements. In general, management's estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management and those differences may be significant.

Of the significant accounting policies described in Note (1) to the Consolidated Financial Statements, management believes that its policies regarding accounting for VIE consolidation, intangible assets, the acquisition-related future consideration liability, income taxes and loss contingencies involve a higher degree of judgment and complexity.

Variable Interest Entity Consolidation. From time to time, Federated enters into transactions with entities that may be VIEs. Federated makes judgments and estimates regarding the sufficiency of equity at risk, the rights of various holders of the entity to exercise control and the rights and obligations of holders to receive returns or absorb losses of the entity in order to determine whether these entities are VIEs. Whether at the time of Federated's initial involvement with a VIE or as a result of a reconsideration event, Federated performs qualitative and quantitative analysis of a VIE to determine whether Federated is the primary beneficiary and therefore, must consolidate the VIE. In performing these analyses, Federated makes judgments and estimates regarding the future performance of the assets held by the VIE, taking into account estimates of credit risk, timing of cash flows and other significant factors, and the likelihood of various outcomes. With respect to a mutual fund that meets the definition of a VIE, reconsideration events occur frequently (e.g. as shares are issued or redeemed from the fund) but the risk of consolidation by Federated is typically low once the fund is well established. For CDOs that qualify as VIEs, reconsideration events are typically infrequent.

Accounting for Intangible Assets. Three aspects of accounting for intangible assets require significant management estimates and judgment: (1) valuation in connection with the initial purchase price allocation; (2) ongoing evaluation for impairment and (3) the determination of the useful life or whether the life is indefinite. The process of determining the fair value of identifiable intangible assets at the date of acquisition requires management estimates and judgment as to expectations for earnings on the related managed assets acquired, redemption rates for such managed assets, growth from sales efforts and the effects of market conditions. Management often utilizes an independent valuation expert to help with this process. If actual changes in the related managed assets or the projected useful life of the intangible asset, among other assumptions, differ significantly from the estimates and judgments used in determining the initial fair value, the intangible asset amounts recorded in the financial statements could be subject to possible impairment or could require an acceleration in amortization expense that could have a material adverse effect on Federated's consolidated financial position and results of operations.

The level, if any, of impairment of customer-relationship intangible assets is highly dependent upon the remaining level of managed assets acquired in connection with an acquisition. Management monitors changes in the level of these managed assets for potential indicators of impairment. The recoverability of a finite-lived customer relationship intangible asset is assessed using an undiscounted cash flow model that considers various factors to project future cash flows expected to be generated from the respective asset. The fair value of indefinite-lived renewable investment advisory rights are also highly dependent upon the level of managed assets associated with the advisory rights. The indefinite-lived intangible assets are tested for impairment annually and/or when events or changes in circumstances indicate the assets may be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value. In estimating the fair value of the indefinite-lived intangible assets, Federated considers the results of various valuation techniques including an income approach where future cash flows are discounted.

In developing cash flow estimates, management considers the following: (1) an estimated rate of change for underlying managed assets; (2) expected revenue per managed asset; (3) identifiable incremental operating expenses; (4) useful life of the acquired asset; and, for indefinite-lived intangible assets; (5) the discount rate. Management estimates a rate of change for underlying managed assets based on a combination of an estimated rate of market appreciation or depreciation and an estimated net redemption or sales rate. Expected revenue per managed asset, incremental operating expenses and the useful life of the acquired asset are generally based on contract terms, average market participant data and historical experience.

At December 31, 2010, Federated had $66.4 million in indefinite-lived intangible assets recorded on its Consolidated Balance Sheets. The indefinite-lived intangible assets related primarily to renewable investment advisory rights acquired in connection with the Prudent Bear Acquisition, for which the underlying managed assets have experienced growth since the acquisition date in excess of the assumptions included in the initial valuation, and the recently completed SunTrust Acquisition. Based on testing performed in 2010, it was determined that no impairment existed for these assets.

For certain finite-lived intangible assets related to quantitative investment products, additional impairment charges were recorded in 2010 to write the assets down to a fair value of $2.8 million as of December 31, 2010. The undiscounted cash flows associated with the new fair value estimate exceed the carrying amount of the assets by more than 80%. The undiscounted cash flows were estimated using probability-weighted scenarios which assumed assets under management annualized growth rates ranging from -100% to 9%. The different scenarios were developed after taking into consideration uncertain market conditions, the timing and pace of a forecasted recovery and the likelihood and potential impact of prolonged periods of underperformance of the quantitative products compared to peers and indices. As of December 31, 2010, declines in assets under management related to these intangible assets in excess of 20% over the subsequent twelve months could cause the assets to be considered for further impairment.

For the remaining $16.3 million in finite-lived intangible assets, no indicators of impairment existed as of December 31, 2010 and no impairments were recorded during 2010.

Actual changes in the underlying managed assets and other assumptions could cause the projected cash flows to vary significantly, which may cause impairment of the related identifiable intangible asset. The actual amount of an impairment charge, if any, would depend on the estimated fair value of the intangible asset at that time, which will be determined based on the actual level of managed assets, the then-current projections of future changes in managed assets, estimated earnings and the discount rate.

Accounting for the SunTrust Acquisition-Related Future Consideration Liability. Federated is required to carry its liability for future consideration payments related to the SunTrust Acquisition at fair value each period end with changes in fair value recorded in earnings. As of December 31, 2010, a $20.1 million liability was recorded. Future consideration will be calculated as a percentage of revenue less operating expenses directly attributed to certain eligible assets. The process of estimating the fair value of the related liability requires management estimates and judgment as to expectations for the amount of net revenue to be earned on the applicable assets under management, net flow rates for such assets under management and the discount rate. Expected net revenue per managed asset is generally based on contract terms and historical experience. Net flow rates are estimated by evaluating historical net flow rates in similar money market funds and recent trends in the eligible assets under management. The discount rate is estimated as the current market rate of return.

With the help of an independent valuation expert, management is performing a valuation to estimate the fair value of the liability as of the acquisition date. Preliminary results of such valuation are reflected in the Consolidated Financial Statements and the related footnotes as of and for the year ended December 31, 2010. Final valuation results may require adjustments to this preliminary valuation and such adjustments may be material. In addition, if management's estimates and judgment regarding changes in the related managed assets, revenue earned from the managed assets or the discount rate, among other assumptions, differ significantly at a period-end date as compared to the estimates and judgments used in determining the fair value as of the prior period-end date, the adjustment to record the change in the fair value of the liability could result in a significant favorable or unfavorable adjustment to earnings which could have a material effect on Federated's consolidated financial position and results of operations.

Accounting for Income Taxes. Significant management judgment is required in developing Federated's provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. As of December 31, 2010, Federated had not recorded a valuation allowance on $2.3 million of its deferred tax assets relating to capital losses (recognized for tax purposes) and write-downs of Federated's CDO investments (unrecognized for tax purposes). Federated considered various factors in connection with its evaluation of the partial realizability of these assets including: (1) for the preponderance of these assets, the five-year carry-forward period for capital losses has not yet begun and (2) Federated has invested available cash with the intent to generate capital gains and has historically generated capital gains in times of favorable market conditions. Based on these factors, management believes it is more likely than not that Federated will be able to utilize a portion of these losses in the future. In the event that Federated's strategies do not materialize, Federated may be required to record an additional valuation allowance of as much as $2.3 million for these deferred tax assets.

Significant management judgment is required to account for uncertainty in income taxes. The processes of determining (1) whether it is more likely than not that a position will be sustained upon examination and (2) the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority require management estimates and judgment as to expectations of the amounts and probabilities of the outcomes that could be realized. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Significant differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. These differences could have a material impact on Federated's effective tax rate, results of operations, financial position and/or cash flows.

Accounting for Loss Contingencies. Federated accrues for estimated costs, including legal costs related to existing lawsuits, claims and proceedings when it is probable that a loss has been incurred and the costs can be reasonably estimated. Accruals are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Significant differences could exist between the actual cost required to investigate, litigate and/or settle a claim or the ultimate outcome of a suit and management's estimate. These differences could have a material impact on Federated's results of operations, financial position and/or cash flows.

Risk Factors

Potential Adverse Effects of a Material Concentration in Revenue. For 2010, approximately 50% of Federated's total revenue was attributable to money market assets as compared to 65% and 61% for 2009 and 2008, respectively. A significant change in Federated's money market business or a significant decline in money market assets due to regulatory changes, changes in the financial markets including significant increases in interest rates over a short period of time, significant deterioration in investor confidence, further persistent declines in or additional prolonged periods of historically low short-term interest rates and resulting fee waivers or other circumstances, could have a material adverse effect on Federated's results of operations.

Potential Adverse Effects of Historically Low Interest Rates. In December 2008, the Federal Reserve cut the federal funds target rate, a benchmark used by banks to set rates paid on many types of consumer and business loans, to a range between 0% and 0.25%. This action by the Federal Reserve negatively impacts the yields of money market funds, in particular treasury and government agency money market funds. Money market fund yields reflect the return on short-term investments (e.g. Treasury bills), less fund expenses. With short-term interest rates at or near zero, money market funds may not be able to maintain positive yields for shareholders. Federated voluntarily waives certain fees or assumes expenses of the funds for competitive reasons such as to maintain positive or zero net yields, which has and could continue to cause material adverse effects on Federated's results of operations. Federated, however, is not obligated to make such fee waivers or to assume such fund expenses.

Federated began waiving fees during the fourth quarter 2008 in order for certain funds to maintain positive or zero net yields. During 2010, fee waivers to maintain positive or zero net yields totaled $241.6 million and were partially offset by a related reduction in distribution expenses of $186.6 million such that the net impact to Federated was $55.0 million in reduced operating income. The impact of these fee waivers for 2010 was significantly more than the impact for 2009 with $120.6 million in waived fees, $86.4 million in reduced distribution expenses and a net impact on operating income of $34.2 million and the impact for 2008 with $3.6 million in waived fees, $1.9 million in reduced distribution expenses and a net impact on operating income of $1.7 million. (See Note (24) to the Consolidated Financial Statements for information regarding the quarterly operating income impact of the fee waivers.) Management expects the fee waivers and the related reduction in distribution expense will continue into 2011 and will likely be material. Management does not expect the quarterly operating income impact from these waivers for the first quarter of 2011 to change materially from the $12.3 million experienced in the fourth quarter 2010. These fee waivers are expected to decrease over time as the market begins to factor in the potential for increases in short-term interest rates and then again when the Federal Reserve begins to increase interest rates. Management estimates that an increase of 10 basis points in gross yields on securities purchased in money market fund portfolios will likely reduce the operating income impact of these waivers by about one-third from the current levels and a 25-basis-point increase would reduce the impact by about two-thirds. The actual amount of future fee waivers could vary significantly from management's estimates as they are contingent on a number of variables including, but not limited to, available yields on instruments held by the money market funds, changes in assets within money market funds, actions by the Federal Reserve and the U.S. Department of the Treasury, changes in expenses of the money market funds, changes in the mix of money market customer assets and Federated's willingness to continue the fee waivers.

Potential Adverse Effects of Rising Interest Rates. In a rising short-term interest rate environment, certain investors using money market products and other short-term duration fixed-income products for cash management purposes may shift these investments to direct investments in comparable instruments in order to realize higher yields than those available in money market and other fund products holding lower-yielding instruments. In addition, rising interest rates will tend to reduce the market value of securities held in various investment portfolios and other products. Thus, increases in interest rates could have an adverse effect on Federated's revenue from money market products and from other fixed-income products.

Potential Adverse Effects of a Decline or Disruption in the Economy or Financial Markets. Economic or financial market downturns, including disruptions in securities and credit markets, may adversely affect the profitability and performance of, demand for and investor confidence in Federated's investment products and services. The ability of Federated to compete and sustain asset and revenue growth is dependent, in part, on the relative attractiveness of the types of investment products Federated offers and its investment performance and strategies under prevailing market conditions. In the event of extreme circumstances, including economic, political, or business crises, Federated's products may suffer significant net redemptions in assets under management causing severe liquidity issues in its short-term sponsored investment products and declines in the value of and returns on assets under management, all of which could cause material adverse effects on Federated's reputation, financial position, results of operations or liquidity.

Likewise, a service provider or vendor of Federated, including the major banks that provide custody and portfolio accounting services for Federated's investment products, could also be adversely affected by the adverse market conditions described above. It is not possible to predict with certainty the extent to which the services or products Federated receives from such service provider or vendor would be interrupted or affected by such situations. Accordingly, there can be no assurance that potential service interruption or Federated's ability to find a suitable replacement would not have a material adverse effect on Federated's reputation, financial position, results of operations or liquidity.

Potential Adverse Effects of Changes in Laws and Regulations on Federated's Investment Management Business. Federated and its investment management business are subject to extensive regulation in the United States and abroad. Federated and the Federated Funds are subject to Federal securities laws, principally the Securities Act of 1933, the Investment Company Act of 1940 (Investment Company Act) and the Investment Advisers Act of 1940, state laws regarding securities fraud, and regulations promulgated by various regulatory authorities, including the SEC, the Financial Industry Regulatory Authority (FINRA), and the New York Stock Exchange (the NYSE). Federated is also affected by the regulations governing banks and other financial institutions and, to the extent operations take place outside the United States, by foreign laws and regulatory authorities. Changes in laws, regulations or governmental policies, and the costs associated with compliance, could materially and adversely affect the business and operations of Federated.

From time to time, the Federal securities laws have been augmented substantially. For example, among other measures, Federated has been impacted by the Sarbanes-Oxley Act of 2002, the Patriot Act of 2001 and the Gramm-Leach-Bliley Act of 1999. The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted into law on July 21, 2010. Under the Dodd-Frank Act, Federated, as well as mutual funds, continue to be primarily regulated by the SEC. The Dodd-Frank Act provides, however, for a new systemic risk regulation regime under which it is possible that Federated and/or any one or more of its mutual funds could be designated by a newly created Financial Stability Oversight Council (FSOC) for enhanced prudential regulation by the Federal Reserve Board, in addition to primary regulation by the SEC. Examples of regulatory changes that could occur are the creation of capital requirements for designated investment advisers or money market funds, and/or a change in the rules governing money market mutual fund net asset value (NAV) calculations including the elimination of amortized cost accounting, which would result in fluctuating

NAVs for money market mutual funds. Certain of these regulatory changes, if implemented, such as a change to fluctuating NAVs for money market mutual funds, could have a material adverse affect on the business and operations of Federated. Other provisions of the Dodd-Frank Act may affect intermediaries in their sale or use of Federated's products. Prior to complete implementation, it will be difficult to assess the full impact of the Dodd-Frank Act on Federated.

In addition, during the past few years the SEC, FINRA and the NYSE have adopted regulations that have increased Federated's operating expenses and affected the conduct of its business, and may continue to do so. In January 2010, the SEC adopted amendments to Rule 2a-7 of the Investment Company Act which could impact the operation of certain Federated Funds, although Federated does not expect any such impact to Federated or the Federated Funds to be material. Other significant regulations or amendments to regulations (such as proposed changes to Rule 12b-1 of the Investment Company Act) have been proposed and, if adopted, will affect Federated and the Federated Funds, and Federated anticipates that other reforms and regulatory actions affecting Federated and/or the mutual fund industry are likely to occur.

On October 21, 2010, the President's Working Group issued its report on Money Market Fund Reform Options (the Report). The President's Working Group was tasked with studying possible reforms relating to money market funds that could mitigate systemic risk in the financial markets (including the potential for disruption in the financial markets caused by rapid shareholder redemptions in money market funds). The Report discusses the conditions that could cause money market funds to experience rapid shareholder redemptions and describes the advantages and disadvantages of a variety of policy options that could reduce the risk of such rapid redemptions. The Report suggests that the FSOC examine these options as part of its implementation of the Dodd-Frank Act. At this time, it is difficult to assess what impact, if any, the Report's recommendations will have on Federated.

Over the past few years, various service industries, including mutual fund service providers, have been the subject of changes in tax policy that impact their state and local tax liability. Changes that have been adopted or proposed include (1) an expansion of the nature of a service company's activities that subject it to tax in a jurisdiction, (2) a change in the methodology by which multi-state companies apportion their income between jurisdictions, and (3) a requirement that affiliated companies calculate their state tax as one combined entity. As adopted changes become effective and additional jurisdictions effect similar changes, there could be a material adverse effect on Federated's tax liability and effective tax rate and, as a result, net income.

Potential Adverse Effect of Providing Financial Support to Investment Products. Federated may, at its sole discretion, from time to time elect to provide financial support to its sponsored investment products. Providing such support utilizes capital that would otherwise be available for other corporate purposes. Losses on such support, or failure to have or devote sufficient capital to support products, could have a material adverse effect on Federated's reputation, financial position, results of operations or liquidity.

Risk of Federated's Money Market Products' Ability to Maintain a Stable $1.00 Net Asset Value. Approximately 50% of Federated's total revenue for 2010 was attributable to money market assets. An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation. Although money market funds seek to preserve an NAV of $1.00 per share, it is possible for an investor to lose money by investing in these funds. Federated devotes substantial resources including significant credit analysis to the management of its products. Federated money market funds have always maintained a $1.00 NAV; however, there is no guarantee that such results will be achieved in the future. Market conditions could lead to severe liquidity issues and/or prolonged periods of historically low yields in money market products which could impact their NAVs. If the NAV of a Federated money market fund were to decline to less than $1.00 per share, Federated money market funds would likely experience significant redemptions in assets under management, loss of shareholder confidence and reputational harm, all of which could cause material adverse effects on Federated's financial position, results of operations or liquidity.

No Assurance of Access to Sufficient Liquidity. From time to time, Federated's operations may require more cash than is then available from operations. In these circumstances, it may be necessary to borrow from lending facilities or to raise capital by securing new debt or by selling shares of Federated equity or debt securities. Federated's ability to raise additional capital in the future will be affected by several factors including Federated's creditworthiness, the market value of Federated's common stock, as well as general market conditions. There can be no assurance that Federated will be able to obtain these funds and financing on acceptable terms, if at all.

Retaining and Recruiting Key Personnel. Federated's ability to locate and retain quality personnel has contributed significantly to its growth and success and is important to attracting and retaining customers. The market for qualified executives, investment managers, analysts, traders, sales representatives and other key personnel is extremely competitive. There can be no assurance that Federated will be successful in its efforts to recruit and retain the required personnel. Federated has encouraged the continued retention of its executives and other key personnel through measures such as providing competitive compensation arrangements and in certain cases employment agreements. The loss of any such personnel could have an adverse effect on Federated. In certain circumstances, the departure of key employees could cause higher redemption rates for certain assets under management or the loss of client accounts. Moreover, since certain of Federated's products contribute significantly to its revenues and earnings, the loss of even a small number of key personnel associated with these products could have a disproportionate impact on Federated's business.

Various executives, investment, sales and other key personnel own restricted stock and hold stock options subject to vesting periods of up to ten years from the date acquired or awarded and to provisions that require resale or forfeiture to Federated in certain circumstances upon termination of employment. In addition, certain of these employees are employed under contracts which require periodic review of compensation and contain restrictive covenants with regard to divulging confidential information and engaging in competitive activities.

Potential Adverse Effects of Increased Competition in the Investment Management Business. The investment management business is highly competitive. Federated competes in the management and distribution of mutual funds and Separate Accounts with other fund management companies, national and regional broker/dealers, commercial banks, insurance companies and other institutions. Many of these competitors have substantially greater resources and brand recognition than Federated. Competition is based on various factors, including business reputation, investment performance, quality of service, the strength and continuity of management and selling relationships, distribution services offered, the range of products offered and fees charged.

Many of Federated's products are designed for use by institutions such as banks, insurance companies and other corporations. A large portion of Federated's managed assets, particularly money market and fixed-income assets are held by institutional investors. Because most institutional investment vehicles are sold without sales commissions at either the time of purchase or the time of redemption, institutional investors may be more inclined to transfer their assets among various institutional funds than investors in retail mutual funds.

A significant portion of Federated's revenue is derived from providing mutual funds to the wealth management and trust market, comprising approximately 1,500 banks and other financial institutions. Future profitability of Federated will be affected by its ability to retain its share of this market, and could also be adversely affected by consolidations occurring in the banking industry, as well as regulatory changes.

Potential Adverse Effects of Changes in Federated's Distribution Channels. Federated acts as a wholesaler of investment products to financial intermediaries including banks, broker/dealers, registered investment advisers and other financial planners. Federated also sells investment products directly to corporations and institutions. Approximately 12% of Federated's total revenue for 2010 was derived from services provided to one intermediary customer, the Bank of New York Mellon Corporation (including its Pershing subsidiary). If this financial intermediary were to cease operations or limit or otherwise end the distribution of Federated's investment products, it could have a material adverse effect on Federated's future revenues and, to a lesser extent, net income. There can be no assurance that Federated will continue to have access to the financial intermediaries that currently distribute Federated products or that Federated's relationship with such intermediaries will continue over time. In addition, Federated has experienced increases in the cost of distribution as a percentage of total revenue over the years and expects such costs to continue to increase due to asset growth and the competitive nature of the mutual fund business, exclusive of decreases related to maintaining positive or zero net yields. Higher distribution costs reduce Federated's operating and net income.

Adverse Effects of Declines in the Amount of or Changes in the Mix of Assets Under Management. A significant portion of Federated's revenue is derived from investment advisory fees, which are based on the value of managed assets and vary with the type of asset being managed, with higher fees generally earned on equity products than on fixed-income and money market products and liquidation portfolios. Likewise, mutual fund products generally have a higher management fee than Separate Accounts. Similarly, traditional separate accounts typically have a higher fee rate than liquidation portfolios. Additionally, certain components of distribution expense can vary depending upon the asset type, distribution channel and/or the size of the customer relationship. Consequently, significant fluctuations in the market value of securities held by, or the level of redemptions from, the funds or other products advised by Federated may materially affect the amount of managed assets and thus Federated's revenue, profitability and ability to grow. Similarly, changes in Federated's average asset mix across both asset and product types have a direct impact on Federated's revenue and profitability. Federated generally pays out a larger portion of the revenue earned from assets in money market funds than assets in equity or fixed-income funds. Substantially all of Federated's managed assets are in investment products that permit investors to redeem their investment at any time. Additionally, changing market conditions may continue to cause a shift in Federated's asset mix towards money market and fixed-income products which may cause a decline in Federated's revenue and net income.

Adverse Effects of Poor Investment Performance. Success in the investment management business is largely dependent on investment performance relative to market conditions and the performance of competing products. Good performance generally assists retention and growth of assets, resulting in additional revenues. Conversely, poor performance tends to result in decreased sales and increased redemptions with corresponding decreases in revenues to Federated. Poor performance could, therefore, have a material adverse effect on Federated's business, results of operations or business prospects. In terms of revenue concentration by product, approximately 12% of Federated's total revenue for 2010 was derived from services provided to one sponsored fund (Federated Kaufmann Fund). A significant and prolonged decline in the assets under management in this fund could have a material adverse effect on Federated's future revenues and, to a lesser extent, net income, due to a related reduction to distribution expenses associated with this fund.

Operational Risks. Operational risks include, but are not limited to, improper or unauthorized execution and processing of transactions, deficiencies in operating systems, business disruptions, inadequacies or breaches in Federated's internal control processes and noncompliance with regulatory requirements. Management relies on its employees and systems to comply with established procedures, controls and regulatory requirements. Breakdown or improper use of systems, human error or improper action by employees, or noncompliance with regulatory rules could cause material adverse effects on Federated's reputation, financial position, results of operations and/or liquidity.

No Assurance of Successful Future Acquisitions. Federated's business strategy contemplates the acquisition of other investment management companies as well as investment assets. There can be no assurance that Federated will find suitable acquisition candidates at acceptable prices, have sufficient capital resources to realize its acquisition strategy, be successful in entering into definitive agreements for desired acquisitions, or successfully integrate acquired companies into Federated, or that any such acquisitions, if consummated, will prove to be advantageous to Federated.

Impairment Risk. At December 31, 2010, Federated had intangible assets including goodwill totaling $720.8 million on its Consolidated Balance Sheet, the vast majority of which represent assets capitalized in connection with Federated's acquisitions and business combinations. Accounting for intangible assets requires significant management estimates and judgment. Federated may not realize the value of these intangible assets. Management performs an annual review of the carrying values of goodwill and indefinite-lived intangible assets and periodic reviews of the carrying values of all other intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge which would adversely affect Federated's results of operations for the period.

Systems and Technology Risks. Federated utilizes software and related technologies throughout its businesses including both proprietary systems and those provided by outside vendors. Unanticipated issues could occur and it is not possible to predict with certainty all of the adverse effects that could result from a failure of a third party to address computer system problems. Accordingly, there can be no assurance that potential system interruptions or the cost necessary to rectify the problems would not have a material adverse effect on Federated's business, financial condition, results of operations or business prospects. In addition, Federated cannot predict the impact to its business and/or the costs to rectify situations involving unauthorized system access, computer theft and computer viruses.

Adverse Effects of Rising Costs of Risk Management. Since 2001, expenses related to risk management have increased and management expects these costs to be significant going forward. As a result of a heightened regulatory environment, management anticipates that expenditures for risk management personnel, risk management systems and related professional and consulting fees may continue to increase. Insurance coverage for significant risks may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose Federated to additional cost through the assumption of higher deductibles, and co-insurance liability and/or lower coverage levels. Higher insurance costs, incurred deductibles and lower coverage levels may reduce Federated's operating and net income.

Potential Adverse Effects Related to Past Mutual Fund Trading Issues and Related Legal Proceedings. In the fourth quarter 2005, Federated entered into settlement agreements with the SEC and NYAG to resolve the past mutual fund trading issues. Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. The remaining lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these lawsuits and similar suits against third parties is uncertain. It is possible that an unfavorable determination will cause a material adverse impact to Federated's reputation, financial position, results of operations and/or liquidity. Responding to future requests from regulatory authorities, defending pending litigation and addressing the undertakings required by the settlement agreements will increase Federated's operating expenses or may reduce Federated's revenue and could have other material adverse effects on Federated's business.

Potential Adverse Effects of Reputational Harm. Any material losses in client or shareholder confidence in Federated or in the mutual fund industry as a result of pending litigation, previously settled governmental inquiries, economic or financial market downturns or disruptions, material errors in public news reports, misconduct, rumors on the internet or other matters could increase redemptions from and reduce sales of Federated Funds and other investment management services, resulting in a decrease in future revenues.

Adverse Effects of Termination or Failure to Renew Fund Agreements. A substantial majority of Federated's revenues are derived from investment management agreements with sponsored funds that, as required by law, are terminable upon 60 days notice. In addition, each such investment management agreement must be approved and renewed annually by each fund's board of directors or trustees, including disinterested members of the board, or its shareholders, as required by law. Failure to renew, changes resulting in lower fees, or termination of a significant number of these agreements could have a material adverse impact on Federated. As required by the Investment Company Act, each investment advisory agreement with a mutual fund automatically terminates upon its assignment, although new investment advisory agreements may be approved by the mutual fund's directors or trustees and shareholders. A sale of a sufficient number of shares of Federated's voting securities to transfer control of Federated could be deemed an assignment in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and may adversely affect Federated's ability to realize the value of these agreements.

Under the terms of the settlement agreement with the SEC and NYAG, a Federated investment advisory subsidiary may not serve as investment adviser to any registered investment company unless: (1) at least 75% of the fund's directors are independent of Federated; (2) the chairman of each such fund is independent of Federated; (3) no action may be taken by the fund's board of directors or trustees or any committee thereof unless approved by a majority of the independent board members of the fund or committee, respectively; and (4) the fund appoints a senior officer who reports to the independent directors or trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved.

Potential Adverse Effects of Unpredictable Events. Unpredictable events, including natural disaster, technology failure, pandemic, war and terrorist attack, could adversely impact Federated's ability to conduct business. Such events could cause disruptions in economic conditions, system interruption, loss of life, unavailability of personnel or additional costs. As such, there can be no assurance that unpredictable events, or the costs to address such events, would not have a material adverse effect on Federated's business, financial condition, results of operations or business prospects.

Capital Losses on Investments. Federated has and may continue to realize capital losses upon disposition of its investments. To the extent that these losses are not offset by capital gains in the year realized, there are specific rules in each tax jurisdiction (federal and state) that dictate the other tax years, if any, in which these losses may be used to offset net capital gains. The inability to utilize the capital loss deferred tax assets net of a valuation allowance within the prescribed timeframe may increase Federated's federal and/or state income tax expense and, as a result, reduce net income.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of its business, Federated is exposed to risk of loss due to fluctuations in the securities market and general economy. As an investment manager, Federated's business requires that it continuously identify, assess, monitor and manage market and other risks including those risks affecting its own investment portfolio.

Federated's investments in marketable securities expose it to various market risks. A single investment can expose Federated to multiple risks. Interest-rate risk is the risk that unplanned fluctuations in earnings will result from interest-rate volatility while credit risk is the risk that an issuer of debt securities may default on its obligations. At December 31, 2010, Federated was exposed to interest-rate risk as a result of holding investments in fixed-income sponsored funds ($60.0 million) and investments in debt securities held by certain sponsored products ($16.2 million). At December 31, 2009, Federated was exposed to interest-rate risk as a result of holding investments in fixed-income sponsored funds ($6.1 million) and investments in debt securities held by certain sponsored products ($5.3 million). At December 31, 2010 and 2009, management considered a hypothetical 100- and 200-basis-point fluctuation in interest rates, respectively, and determined that the impact of such fluctuations on these investments would not have a material effect on Federated's financial condition or results of operations.

These investments also exposed Federated to credit risk at December 31, 2010 and 2009. At December 31, 2010 and 2009, management considered a hypothetical 50-basis-point fluctuation in credit spreads and determined that the impact of such fluctuations on these investments would not have a material effect on Federated's financial condition or results of operations.

In the second quarter 2010, Federated entered into a new Term Loan and a Swap (see Business Developments – Amended and Restated Term Loan and Interest Rate Swap). Federated entered into the Swap to convert the variable rate on its Term Loan to a fixed rate thereby mitigating its exposure to interest-rate risk. As of December 31, 2010, Federated's fair value on the Swap was a liability of $11.7 million. The fair value of the Swap is recognized in earnings as a component of Federated's interest rate which is fixed at 4.396% over the term of the loan. Near-term reductions in the fair value of the Swap are reasonably possible as a result of changes in projected interest rates. Management performed a sensitivity analysis of the fair value of the Swap and considered hypothetical six- and twelve-month forward shifts in the assumed yield curve. The analysis showed that a six- and twelve-month forward shift in the current yield curve would lead to a further decrease in the fair value of the Swap of approximately $5 million and $8 million, respectively. The Swap does not subject Federated to income statement risk due to interest rate movements because gains and losses in the fair value of the Swap are recorded in Accumulated other comprehensive (loss) income, net of tax on the Consolidated Balance Sheet.

Price risk is the risk that the market price of an investment will decline and ultimately result in the recognition of a loss for Federated. Federated was exposed to price risk as a result of its $57.1 million investment in sponsored equity products at December 31, 2010. Federated's investment in these products represents its maximum exposure to loss. At December 31, 2010, management considered a hypothetical 20% fluctuation in market value and determined that the impact of such fluctuations on these investments could impact Federated's financial condition and results of operations by approximately $11.4 million.

At December 31, 2009, Federated was exposed to price risk as a result of its $11.4 million investment primarily in sponsored fluctuating-value mutual funds. Federated's investment in these products represented its maximum exposure to loss. At December 31, 2009, management considered a hypothetical 20% fluctuation in market value and determined that the impact of such fluctuations on these investments, individually and in the aggregate, would not have a material effect on Federated's financial condition or results of operations.

Foreign exchange risk is the risk that an investment's value will change due to changes in currency exchange rates. Federated was exposed to foreign exchange risk as a result of its investments in sponsored fluctuating-value mutual funds holding foreign-denominated securities ($22.0 million) as of December 31, 2010. These investments primarily exposed Federated to risk of changes in the Euro, the Norwegian Krone, the Danish Krone and the British pound. At December 31, 2010, management considered a hypothetical 20% fluctuation in these currency exchange rates and determined that the impact of such fluctuations on these investments could impact Federated's financial condition or results of operations by approximately $4.4 million.

In addition to market risks attributable to Federated's investments and Swap, a significant portion of Federated's revenue is based on the market value of managed assets. Declines in the market values of these assets as a result of changes in the market or other conditions will negatively impact revenue and net income. For further discussion of managed assets and factors that impact Federated's revenue, see the sections entitled General, Asset Highlights, Contractual Obligations and Contingent Liabilities and Risk Factors herein as well as the section entitled Regulatory Matters in Federated's Annual Report on Form 10-K for the year ended December 31, 2010 on file with the SEC.

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Federated Investors, Inc.'s (Federated) management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements in this annual report. These consolidated financial statements and notes have been prepared in conformity with U.S. generally accepted accounting principles from accounting records which management believes fairly and accurately reflect Federated's operations and financial position. The consolidated financial statements include amounts based on management's best estimates and judgments considering currently available information and management's view of current conditions and circumstances.

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Federated's internal control over financial reporting as of December 31, 2010, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2010, Federated's internal controls over financial reporting were effective. Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and has issued an attestation report on Federated's internal control over financial reporting.

Federated Investors, Inc.



J. Christopher Donahue
President and Chief Executive Officer



Thomas R. Donahue
Chief Financial Officer

February 22, 2011

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders
Federated Investors, Inc.

We have audited the accompanying consolidated balance sheets of Federated Investors, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Federated Investors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federated Investors, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Federated Investors, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2011, expressed an unqualified opinion thereon.

Ernst & Young LLP

Pittsburgh, Pennsylvania
February 22, 2011

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Federated Investors, Inc.

We have audited Federated Investors, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Federated Investors, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Federated Investors, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Federated Investors, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, of Federated Investors, Inc., and our report dated February 22, 2011, expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
February 22, 2011

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

December 31,	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 198,756	$ 90,452
Investments	134,885	31,538
Receivables – affiliates	11,651	11,490
Receivables – other, net of reserve of $60 and $200, respectively	9,577	8,144
Prepaid expenses	15,861	27,090
Current deferred tax asset, net	1,129	11,166
Other current assets	1,311	4,907
Total current assets	373,170	184,787
Long-Term Assets		
Goodwill	635,313	581,673
Renewable investment advisory rights	64,500	37,800
Other intangible assets, net of accumulated amortization of $112,502 and $107,642, respectively	21,012	43,523
Deferred sales commissions, net of accumulated amortization of $57,480 and $50,018, respectively	10,317	15,318
Property and equipment, net of accumulated depreciation of $41,981 and $35,541, respectively	38,516	40,027
Other long-term assets	10,676	9,305
Total long-term assets	780,334	727,646
Total assets	$ 1,153,504	$ 912,433
LIABILITIES		
Current Liabilities		
Short-term debt – recourse	$ 42,500	$ 21,000
Accounts payable and accrued expenses	86,191	50,404
Accrued compensation and benefits	61,129	64,387
Other current liabilities	24,532	61,207
Total current liabilities	214,352	196,998
Long-Term Liabilities		
Long-term debt – recourse	361,250	105,000
Long-term debt – nonrecourse	4,436	13,556
Long-term deferred tax liability, net	51,380	39,234
Other long-term liabilities	28,371	14,917
Total long-term liabilities	445,437	172,707
Total liabilities	659,789	369,705
Commitments and contingencies (Note (22))		
TEMPORARY EQUITY		
Redeemable noncontrolling interest in subsidiaries	1,543	13,913
PERMANENT EQUITY		
Federated Investors shareholders' equity		
Common stock:		
Class A, no par value, 20,000 shares authorized, 9,000 shares issued and outstanding	189	189
Class B, no par value, 900,000,000 shares authorized, 129,505,456 shares issued	237,208	216,820
Additional paid-in capital from treasury stock transactions	135	0
Retained earnings	1,036,571	1,105,073
Treasury stock, at cost, 25,841,365 and 26,571,219 shares Class B common stock, respectively	(778,609)	(795,389)
Accumulated other comprehensive (loss) income, net of tax	(3,695)	1,514
Total Federated Investors shareholders' equity	491,799	528,207
Nonredeemable noncontrolling interest in subsidiary	373	608
Total permanent equity	492,172	528,815
Total liabilities, temporary equity and permanent equity	$ 1,153,504	$ 912,433

(The accompanying notes are an integral part of these Consolidated Financial Statements.)

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

Years Ended December 31,	2010	2009	2008
Revenue			
Investment advisory fees, net – affiliates	$ 579,159	$ 691,170	$ 711,914
Investment advisory fees, net – other	60,245	58,653	63,467
Administrative service fees, net – affiliates	215,643	261,610	218,735
Other service fees, net – affiliates	82,476	148,586	213,914
Other service fees, net – other	11,559	10,413	7,413
Other, net	2,861	5,518	8,237
Total revenue	951,943	1,175,950	1,223,680
Operating Expenses			
Distribution	259,210	410,019	442,228
Compensation and related	242,853	254,428	237,186
Office and occupancy	22,958	24,509	24,342
Systems and communications	22,828	23,470	21,737
Professional service fees	18,980	38,133	40,301
Travel and related	11,461	11,374	14,048
Advertising and promotional	10,110	11,085	14,819
Amortization of deferred sales commissions	12,197	18,462	31,376
Intangible asset amortization and impairment	22,511	32,574	18,388
Other	19,044	22,669	18,080
Total operating expenses	642,152	846,723	862,505
Operating income	309,791	329,227	361,175
Nonoperating Income (Expenses)			
Gain (loss) on securities, net	3,542	2,271	(3,242)
Investment income, net	3,330	1,037	4,492
Debt expense – recourse	(15,049)	(4,345)	(2,425)
Debt expense – nonrecourse	(475)	(1,366)	(2,750)
Other, net	(19)	(6)	(457)
Total nonoperating expenses, net	(8,671)	(2,409)	(4,382)
Income from continuing operations before income taxes	301,120	326,818	356,793
Income tax provision	111,957	118,278	128,168
Income from continuing operations including noncontrolling interest in subsidiaries	189,163	208,540	228,625
Discontinued operations, net of tax	0	0	2,808
Net income including noncontrolling interest in subsidiaries	189,163	208,540	231,433
Less: Net income attributable to the noncontrolling interest in subsidiaries	10,049	11,248	7,116
Net income	$ 179,114	$ 197,292	$ 224,317
Amounts attributable to Federated Investors, Inc.			
Income from continuing operations	$ 179,114	$ 197,292	$ 221,509
Discontinued operations, net of tax	0	0	2,808
Net income	$ 179,114	$ 197,292	$ 224,317
Earnings Per Share – Basic			
Income from continuing operations	$ 1.73	$ 1.93	$ 2.17
Income from discontinued operations	0.00	0.00	0.03
Net income	$ 1.73	$ 1.93	$ 2.20
Earnings Per Share – Diluted			
Income from continuing operations	$ 1.73	$ 1.92	$ 2.15
Income from discontinued operations	0.00	0.00	0.03
Net income	$ 1.73	$ 1.92	$ 2.18
Cash dividends per share	$ 2.22	$ 0.96	$ 3.69

(The accompanying notes are an integral part of these Consolidated Financial Statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollars in thousands)

	Shares		
	Class A	Class B	Treasury
Balance at January 1, 2008	9,000	101,749,570	27,755,886
Net income	0	0	0
Other comprehensive income, net of tax:			
Unrealized loss on securities available for sale, net of reclassification adjustment	0	0	0
Foreign currency translation loss	0	0	0
Comprehensive income			
Subscriptions – redeemable noncontrolling interest holders	0	0	0
Deconsolidation	0	0	0
Stock award activity	0	758,551	(758,551)
Dividends declared/Distributions to noncontrolling interest in subsidiaries	0	0	0
Exercise of stock options	0	1,052,343	(1,052,343)
Purchase of treasury stock	0	(1,297,720)	1,297,720
Balance at December 31, 2008	9,000	102,262,744	27,242,712
Net income	0	0	0
Other comprehensive income, net of tax:			
Unrealized gain on securities available for sale, net of reclassification adjustment	0	0	0
Foreign currency translation gain	0	0	0
Comprehensive income			
Subscriptions – redeemable noncontrolling interest holders	0	0	0
Deconsolidation	0	0	0
Stock award activity	0	1,155,136	(1,155,136)
Dividends declared/Distributions to noncontrolling interest in subsidiaries	0	0	0
Exercise of stock options	0	345,275	(345,275)
Purchase of treasury stock	0	(828,918)	828,918
Balance at December 31, 2009	9,000	102,934,237	26,571,219
Net income	0	0	0
Other comprehensive income, net of tax:			
Unrealized gain on securities available for sale, net of reclassification adjustment	0	0	0
Unrealized loss on interest rate swap, net of reclassification adjustment	0	0	0
Foreign currency translation loss	0	0	0
Comprehensive income			
Subscriptions – redeemable noncontrolling interest holders	0	0	0
Deconsolidation	0	0	0
Stock award activity	0	903,379	(903,379)
Dividends declared/Distributions to noncontrolling interest in subsidiaries	0	0	0
Exercise of stock options	0	486,150	(486,150)
Purchase of treasury stock	0	(659,675)	659,675
Balance at December 31, 2010	**9,000**	**103,664,091**	**25,841,365**

(The accompanying notes are an integral part of these Consolidated Financial Statements.)

Federated Investors, Inc. Shareholders								
Common Stock	Additional Paid-in Capital from Treasury Stock Transactions	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Total Shareholder's Equity	Nonredeemable Noncontrolling Interest in Subsidiary	Total Permanent Equity	Redeemable Noncontrolling Interest in Subsidiaries/ Temporary Equity
$ 176,889	$ 679	$ 1,189,516	$ (793,948)	$ 879	$ 574,015	$ 333	$ 574,348	$ 3,239
0	0	224,317	0	0	224,317	7,412	231,729	(296)
0	0	189	0	(485)	(296)	0	(296)	0
0	0	0	0	(97)	(97)	0	(97)	0
					223,924	7,412	231,336	
0	0	0	0	0	0	0	0	941
0	0	0	0	0	0	0	0	(2,772)
13,456	(920)	(11,041)	13,573	0	15,068	0	15,068	0
0	0	(373,753)	0	0	(373,753)	(7,328)	(381,081)	(333)
8,285	241	(300)	18,040	0	26,266	0	26,266	0
0	0	0	(42,146)	0	(42,146)	0	(42,146)	0
198,630	0	1,028,928	(804,481)	297	423,374	417	423,791	779
0	0	197,292	0	0	197,292	9,473	206,765	1,775
0	0	(132)	0	734	602	0	602	0
0	0	0	0	483	483	0	483	50
					198,377	9,473	207,850	
0	0	0	0	0	0	0	0	11,940
0	0	0	0	0	0	0	0	(423)
17,772	(149)	(20,652)	22,754	0	19,725	0	19,725	0
0	0	(98,230)	0	0	(98,230)	(9,282)	(107,512)	(208)
607	149	(2,133)	6,440	0	5,063	0	5,063	0
0	0	0	(20,102)	0	(20,102)	0	(20,102)	0
217,009	0	1,105,073	(795,389)	1,514	528,207	608	528,815	13,913
0	0	179,114	0	0	179,114	8,823	187,937	1,226
0	0	42	0	2,840	2,882	0	2,882	0
0	0	0	0	(7,627)	(7,627)	0	(7,627)	0
0	0	0	0	(422)	(422)	0	(422)	(48)
					173,947	8,823	182,770	
0	0	0	0	0	0	0	0	10,074
0	0	0	0	0	0	0	0	(21,334)
20,118	0	(19,096)	20,883	0	21,905	0	21,905	0
0	0	(228,084)	0	0	(228,084)	(9,058)	(237,142)	(2,288)
270	135	(478)	10,146	0	10,073	0	10,073	0
0	0	0	(14,249)	0	(14,249)	0	(14,249)	0
$ 237,397	**$ 135**	**$ 1,036,571**	**$ (778,609)**	**$ (3,695)**	**$ 491,799**	**$ 373**	**$ 492,172**	**$ 1,543**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

Years Ended December 31,	**2010**	2009	2008
Operating Activities			
Net income including noncontrolling interest in subsidiaries	**$ 189,163**	$ 208,540	$ 231,433
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation and other amortization	**21,075**	23,751	24,509
Amortization of deferred sales commissions	**12,197**	18,462	31,376
Impairment of assets	**10,191**	21,663	541
Provision for deferred income taxes	**24,213**	5,250	987
Share-based compensation expense	**19,124**	18,775	15,062
Net purchases of trading securities	**(25,803)**	(13,629)	(4,324)
Gain on disposal of assets	**(2,584)**	(47)	(4,059)
Excess tax benefits from share-based compensation	**(3,005)**	(1,259)	(6,734)
Tax benefit (detriment) from share-based compensation	**1,830**	(41)	8,576
Deferred sales commissions paid	**(10,638)**	(11,949)	(11,114)
Contingent deferred sales charges received	**2,275**	3,399	8,080
Proceeds from sale of certain B-share related future revenue	**1,223**	5,296	5,878
Other changes in assets and liabilities:			
(Increase) decrease in receivables, net	**(2,408)**	13,932	2,979
Decrease (increase) in prepaid expenses and other assets	**11,391**	(15,481)	4,382
Decrease in accounts payable and accrued expenses	**(14,249)**	(10,800)	(5,180)
(Decrease) increase in income taxes payable	**(1,086)**	1,007	429
(Decrease) increase in other liabilities	**(16,962)**	7,720	8,134
Net cash provided by operating activities	**215,947**	274,589	310,955
Investing Activities			
Cash paid for business acquisitions	**(49,561)**	(24,332)	(133,863)
Cash paid for purchased loans	**(47,178)**	0	0
Proceeds from sale of purchased loans	**1,044**	0	0
Purchases of securities available for sale	**(99,284)**	(1,388)	(16)
Proceeds from redemptions of securities available for sale	**55,121**	363	11,036
Cash paid for property and equipment	**(7,870)**	(26,210)	(10,307)
Proceeds from disposal of property and equipment	**3,298**	0	4,800
Net cash used by investing activities	**(144,430)**	(51,567)	(128,350)
Financing Activities			
Dividends paid	**(228,651)**	(98,499)	(375,651)
Purchases of treasury stock	**(13,462)**	(20,102)	(42,146)
Distributions to noncontrolling interest in subsidiaries	**(11,347)**	(9,490)	(7,649)
Contributions from noncontrolling interest in subsidiaries	**10,074**	11,521	502
Proceeds from shareholders for share-based compensation	**11,590**	6,409	19,592
Excess tax benefits from share-based compensation	**3,005**	1,259	6,734
Proceeds from new borrowings – recourse	**407,000**	54,800	262,400
Payments on debt – recourse	**(129,250)**	(105,871)	(85,489)
Payments on debt – nonrecourse	**(9,577)**	(19,198)	(37,100)
Other financing activities	**(2,595)**	1,163	1,290
Net cash provided (used) by financing activities	**36,787**	(178,008)	(257,517)
Net increase (decrease) in cash and cash equivalents	**108,304**	45,014	(74,912)
Cash and cash equivalents, beginning of year	**90,452**	45,438	120,350
Cash and cash equivalents, end of year	**$ 198,756**	$ 90,452	$ 45,438
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes	**$ 77,072**	$ 126,837	$ 117,448
Interest	**$ 12,941**	$ 4,351	$ 1,232

(The accompanying notes are an integral part of these Consolidated Financial Statements.)

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Federated Investors, Inc. and its subsidiaries (collectively, Federated) provide investment advisory, administrative, distribution and other services primarily to Federated mutual funds and Separate Accounts (which include separately managed accounts, institutional accounts, sub-advised funds and other managed products) in both domestic and international markets. For presentation purposes in the Consolidated Financial Statements, the Federated-sponsored mutual funds are considered to be affiliates of Federated.

The majority of Federated's revenue is derived from investment advisory services provided to Federated mutual funds and Separate Accounts through various subsidiaries pursuant to investment advisory contracts. These subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940 and with certain states.

Federated mutual funds are distributed by a wholly owned subsidiary, which is a registered broker/dealer under the Securities Exchange Act of 1934 and under applicable state laws. Federated's investment products are primarily distributed within the wealth management and trust, broker/dealer and global institutional markets.

(b) Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Consolidated Financial Statements.

(c) Reclassification of Prior Period Financial Statements

Certain items previously reported have been reclassified to conform with the current year's presentation.

(d) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Federated Investors, Inc. and entities or sponsored products in which Federated holds a controlling financial interest. A controlling financial interest is determined by the extent of Federated's (1) decision-making ability through voting interests, (2) decision-making ability and rights/obligations to benefits/losses through variable interest or (3) participation in the economic risks and rewards of the entity through variable interests. To the extent Federated's controlling financial interest in a consolidated subsidiary represents less than 100% of the subsidiary's equity, Federated recognizes noncontrolling interests in subsidiaries. In the case of consolidated sponsored products (see Note (6)(b)), the noncontrolling interests represent equity which is redeemable or convertible for cash or other assets at the option of the equity holder. As such, these noncontrolling interests are deemed to represent temporary equity and are classified as redeemable noncontrolling interests in subsidiaries in the mezzanine section of the Consolidated Balance Sheets. All other noncontrolling interests in subsidiaries are classified as permanent equity. All significant intercompany accounts and transactions have been eliminated.

Beginning on January 1, 2010, Federated adopted the provisions of the Financial Accounting Standards Board's (FASB) new consolidation model for variable interest entities (VIEs). As a result, Federated applies two different approaches to consider VIEs for possible consolidation. For non-investment fund entities, Federated considers a qualitative model for identifying whether its interest in a VIE is a controlling financial interest. The qualitative model considers whether Federated has: (1) the ability to direct significant activities of the VIE, and (2) the obligation to absorb losses of and/or to provide rights to receive benefits from the VIE that could potentially be significant to the VIE. Federated reevaluates the need for consolidation under this qualitative approach on an ongoing basis.

For Federated's interests in certain investment funds that meet the definition of VIEs, Federated evaluates the extent of Federated's participation in the economic risks and rewards of the entity based on a quantitative model to determine whether consolidation is necessary. In cases where the results of the quantitative model indicate that Federated's interest in such an entity absorbs the majority of the variability in the entity's net assets, Federated is deemed to be the primary beneficiary and thus consolidates the entity.

The equity method of accounting is used to account for investments in entities in which Federated's equity investment gives it the ability to exercise significant influence over the operating and financial policies of the investee. Equity investments are carried at Federated's share of net assets and are included in either Investments or Other long-term assets on the Consolidated Balance Sheets dependent upon management's ability and intent to sell the investment. The proportionate share of income or loss is included in Nonoperating income (expenses) – other, net in the Consolidated Statements of Income.

(e) Business Combinations

Beginning in 2009, business combinations are accounted for under the acquisition method of accounting. Results of operations of an acquired business are included from the date of acquisition. Management estimates the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities based on their estimated fair values as of the date of acquisition. Any excess fair value of the acquired net assets over the acquisition-date fair value of the consideration transferred, including the fair value of any contingent consideration, is recorded as Goodwill on the Consolidated Balance Sheets. The fair value of contingent consideration is recorded as a liability in Other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets as of the acquisition date. This liability is remeasured at fair value each period end with changes in fair value recognized in the Consolidated Statements of Income. For a discussion regarding the approach used to estimate the fair value of the liability, see Note (7)(a).

(f) Cash and Cash Equivalents

Cash and cash equivalents include money market accounts and deposits with banks.

(g) Investments

Investments include trading and available-for-sale securities held by Federated. Federated's trading securities primarily represent investments in stocks of large- and mid-cap U.S. and international companies and domestic and foreign debt instruments held by certain sponsored equity and fixed-income products which are consolidated by Federated as a result of Federated's relationship as the primary beneficiary of the product (see Note (6)). Trading securities are carried at fair value based on quoted market prices. Federated's trading securities held at December 31, 2010 and 2009 are classified as current and are included in Investments on the Consolidated Balance Sheets. Changes in the fair values of trading securities are recognized in Gain (loss) on securities, net in the Consolidated Statements of Income. Federated's available-for-sale securities include investments in fluctuating-value mutual funds and asset-backed securities. These investments are carried at fair value based on quoted market prices or, in the absence of quoted market prices, discounted cash flows. These investments may be classified as current or long-term assets and are included in Investments or Other long-term assets, respectively, on the Consolidated Balance Sheets based on management's ability or intention to sell the investment. The unrealized gains or losses on securities available-for-sale are included net of tax in Accumulated other comprehensive (loss) income, net of tax on the Consolidated Balance Sheets. Realized gains and losses on these securities are computed on a specific-identification basis and recognized in Gain (loss) on securities, net in the Consolidated Statements of Income. There were no material investments classified as long-term assets at December 31, 2010 or 2009.

Investments are generally carried at fair value based on quoted market prices in active markets for identical instruments. If quoted market prices are not available, fair value is generally based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. In the absence of observable market data inputs and/or value drivers, internally generated valuation techniques may be utilized in which one or more significant inputs or significant value drivers are unobservable in the market place. On a periodic basis, management evaluates the carrying value of investments for impairment. With respect to its investments in fluctuating-value mutual funds, management considers various criteria, including the duration and extent of a decline in fair value, the ability and intent of management to retain the investment for a period of time sufficient to allow the value to recover and the financial condition and near-term prospects of the fund and the underlying investments of the fund, to determine whether a decline in fair value is other than temporary. If, after considering these criteria, management believes that a decline is other than temporary, the carrying value of the security is written down to fair value through the Consolidated Statements of Income. With respect to Federated's investments in asset-backed securities, estimates of future cash flows are updated each quarter based on actual defaults, changes in anticipated default rates or other portfolio changes. The carrying values of these investments are written down to fair value at that time, as appropriate. Impairment adjustments are recognized in Gain (loss) on securities, net in the Consolidated Statements of Income.

(h) Derivatives

From time to time, Federated may consolidate a sponsored investment product that holds freestanding derivative financial instruments for trading purposes. Federated reports derivative instruments at fair value and records the changes in fair value in Gain (loss) on securities, net on the Consolidated Statements of Income. Federated may also enter into derivative financial instruments to hedge price or interest-rate exposures with respect to variable-rate loan facilities, seed investments in sponsored products or to hedge foreign-currency exchange risk.

Federated holds an interest rate swap that qualifies for cash flow hedge accounting. Upon inception of a hedging relationship, Federated formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and the nature of the risk being hedged. To qualify for hedge accounting, the derivative must be deemed to be highly effective in offsetting the designated changes in the cash flows of the hedged item. The effective portions of the change in the fair value of the derivative are reported as a component of Accumulated other comprehensive (loss) income, net of tax on the Consolidated Balance Sheets and subsequently reclassified to earnings in the period or periods during which the hedged transaction affects earnings. The change in fair value of the ineffective portion of the derivative, if any, is recognized immediately in earnings. If it is determined that the derivative instrument is not highly effective, hedge accounting is discontinued. If hedge accounting is discontinued because it is no longer probable that a forecasted transaction will occur, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings, and the gains and losses in Accumulated other comprehensive (loss) income, net of tax will be recognized immediately into earnings. If hedge accounting is discontinued because the hedging instrument is sold, terminated or no longer designated, the amount reported in Accumulated other comprehensive (loss) income, net of tax up to the date of sale, termination or de-designation continues to be reported in Accumulated other comprehensive (loss) income, net of tax until the forecasted transaction affects earnings. See Note (7) and Note (12) for additional information on the fair value of the interest rate swap at December 31, 2010.

(i) Purchased Loans

For a period of time in 2010, Federated held investments in various purchased loans. Purchased loans, consisting primarily of syndicated, commercial, US dollar-denominated, floating-rate term loans, were recorded at fair value and included in Other current assets on the Consolidated Balance Sheets. Fair value of a purchased loan was determined using an independent, third-party pricing service that determined fair value based upon obtaining bid and ask prices from potential buyers and sellers. During 2010, Federated was holding the purchased loans as an investment for current income and elected to use fair-value accounting as of the purchase date of the loans in order to account for the purchased loans in a manner similar to its accounting for trading securities. Interest income, which was calculated based on actual days elapsed in a 360-day year, was recorded in Investment income, net in the Consolidated Statements of Income. Changes in the fair values of purchased loans were recognized in Gain (loss) on securities, net in the Consolidated Statements of Income. There were no purchased loans held at December 31, 2010 or 2009. See Note (21) for additional information on Federated's investment in purchased loans.

(j) Property and Equipment

Property and equipment are initially recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 1 to 12 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or their respective lease terms. As property and equipment are taken out of service, the cost and related accumulated depreciation and amortization are removed. The write-off of any material residual net book value is reflected as a loss in Operating expenses – Other in the Consolidated Statements of Income.

Management reviews the remaining useful lives and carrying values of property and equipment to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decrease in the market price of the asset, an accumulation of costs significantly in excess of the amount originally expected in the acquisition or development of the asset, historical and projected cash flows associated with the asset and an expectation that the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Should there be an indication of a change in the useful life or an impairment in value, Federated compares the carrying value of the asset to the probability-weighted undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value which is determined based on prices of similar assets if available or discounted cash flows. Impairment adjustments are recognized in Operating Expenses – Other in the Consolidated Statements of Income.

(k) Costs of Computer Software Developed or Obtained for Internal Use

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in Property and equipment, net on the Consolidated Balance Sheets and are amortized using the straight-line method over the shorter of the estimated useful life of the software or four years. These assets are subject to the impairment test used for other categories of property and equipment described in Note (1)(j).

(l) Intangible Assets

Intangible assets, consisting primarily of goodwill, customer relationship intangible assets, renewable investment advisory contracts and noncompete agreements acquired in connection with various acquisitions, are recorded at fair value determined using a discounted cash flow model as of the date of acquisition. The discounted cash flow model considers various factors to project future cash flows expected to be generated from the asset. Given the investment advisory nature of Federated's business and of the businesses acquired over the years, these factors typically include: (1) an estimated rate of change for underlying managed assets; (2) expected revenue per managed asset; (3) incremental operating expenses; (4) useful life of the acquired asset; and (5) a discount rate. Management estimates a rate of change for underlying managed assets based on a combination of an estimated rate of market appreciation or depreciation and an estimated net redemption or sales rate. Expected revenue per managed asset, incremental operating expenses and the useful life of the acquired asset are generally based on contract terms, average market participant data and historical experience. The discount rate is estimated at the current market rate of return. After the fair value of all separately identifiable assets has been estimated, goodwill is recorded to the extent the consideration paid for the acquisition exceeds the sum of the fair values of the separately identifiable acquired assets and assumed liabilities.

Federated amortizes finite-lived identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used. Federated uses either the straight-line or an accelerated method of amortization after considering specific characteristics of the underlying fund shareholder base to forecast the pattern in which the economic benefits will be consumed, including fund shareholder behavior, demographics and persistency levels. The assets are amortized over their estimated useful lives, which range from 3 to 11 years. Management periodically evaluates the remaining useful lives and carrying values of the intangible assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred.

Indicators of impairment monitored by management include a decline in the level of managed assets, changes to contractual provisions underlying certain intangible assets and reductions in underlying operating cash flows. Should there be an indication of a change in the useful life or impairment in value of the finite-lived intangible assets, Federated compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. Federated writes-off the cost and accumulated amortization balances for all fully amortized intangible assets.

Federated has determined that certain acquired assets, specifically, certain renewable investment advisory contracts, have indefinite useful lives. In reaching this conclusion, management considered the legal, regulatory and contractual provisions of the investment advisory contract that enable the renewal of the contract, the level of cost and effort required in renewing the investment advisory contract, and the effects of obsolescence, demand, competition and other economic factors that could impact the funds' projected performance and existence. The contracts generally renew annually and the value of these acquired assets assumes renewal. These indefinite-lived intangible assets are reviewed for impairment annually or whenever events or circumstances indicate that a change in the useful life or impairment in value may have occurred.

Indicators of impairment monitored by management include a decline in the level of managed assets, changes to contractual provisions of the renewable investment advisory contracts and reductions in underlying operating cash flows. Should there be an indication of a change in the useful life or impairment in the value of the indefinite-lived intangible assets, Federated estimates the fair value of the asset and compares it to the asset's remaining book value to determine whether an impairment charge is necessary.

Federated tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. Federated has determined that it has a single reporting unit consistent with its single operating segment based on the fact that Federated's operations are managed as a single business: investment management. Federated does not have multiple operating segments or business components for which discrete financial information is prepared. Federated uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of its reporting unit by considering Federated's market capitalization. If Federated's market capitalization falls to a level below its recorded book value of net assets, Federated's goodwill would be considered for possible impairment.

(m) Deferred Sales Commissions and Nonrecourse Debt

Federated pays upfront commissions to broker/dealers to promote the sale of certain mutual fund shares. Under various fund-related contracts, Federated is entitled to distribution and servicing fees from the mutual fund over the life of such shares. Both of these fees are calculated as a percentage of average managed assets associated with the related classes of shares. For certain share classes, Federated is also entitled to receive a contingent deferred sales charge (CDSC), which is collected from certain redeeming shareholders.

For share classes that pay both a distribution fee and CDSC, excluding B-shares, Federated generally capitalizes a portion of the upfront commissions as deferred sales commissions, dependent upon expected recoverability rates. The deferred sales commission asset is amortized over the estimated period of benefit of one year. Distribution fees are recognized in the Consolidated Statements of Income over the life of the mutual fund share class. CDSCs collected on these share classes are used to reduce the deferred sales commission asset.

For share classes that do not pay both a distribution fee and CDSC, Federated expenses the cost of the upfront commission as incurred in Distribution expense in the Consolidated Statements of Income and credits Distribution expense for any CDSCs collected.

Federated began self-funding the payment of sales commissions upon the sale of Class B shares of its sponsored mutual funds in March 2010. Federated capitalizes the upfront commissions related to these B-share sales as deferred sales commissions. The deferred sales commission asset is amortized over the estimated period of benefit of up to eight years. Distribution and shareholder service fees earned are recognized in Other service fees, net-affiliates on the Consolidated Statements of Income over the life of the mutual fund share class. CDSCs collected on these share classes are used to reduce the deferred sales commission asset. As of December 31, 2010, Federated had funded $5.0 million in B-share deferred sales commissions.

Prior to March 2010, funding of the payments made by Federated of upfront commissions paid upon the sales of Class B shares of sponsored mutual funds was made through arrangements with an independent third party by selling the rights to all related future distribution fees, servicing fees and CDSCs.

From March 2007 to February 2010, the terms of the funding arrangement did not include any recourse provisions that required Federated to indemnify the purchaser for any action initiated unilaterally by the fund board or others that would result in the termination of the revenue stream sold to the purchaser. Accordingly, Federated accounted for these sales of its rights to future distribution fees and CDSCs related to Class B shares of sponsored funds occurring between March 2007 and February 2010 as sales. The sales of Federated's rights to future shareholder service fees were accounted for as financings due to Federated's ongoing involvement in performing shareholder-servicing activities. Accordingly, nonrecourse debt was recorded.

Sales occurring prior to March 2007 were treated as financings. As a result, Federated capitalized all of the upfront commissions as deferred sales commissions and recognized B-share-related distribution fees and servicing fees in the Consolidated Statements of Income even though legal title to these fees had been transferred to the third party. In addition, Federated recorded nonrecourse debt equal to the proceeds received on the sale of future revenue streams. The debt does not contain a contractual maturity or stated interest rate. Interest rates were imputed based on current market conditions at the time of funding. The deferred sales commission asset and nonrecourse debt balance are amortized over the estimated life of the B-share fund asset dependent upon the level and timing of cash flows from the sold future revenue streams, not to exceed eight years. CDSCs collected on the B-share fund assets are used to reduce the nonrecourse debt and deferred sales commission asset.

Federated reviews the carrying value of B-share-related deferred sales commission assets on a periodic basis to determine whether a significant long-term decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. Should there be an indication of an impairment in value, Federated compares the carrying value of the asset to the probability-weighted undiscounted cash flows from the sold future revenue streams over the remaining life of the underlying B-share fund asset to determine whether an impairment has occurred. Management adjusts these asset and debt balances to fair value when reasonably estimable expected future cash flows are not expected to be sufficient to fully amortize the remaining deferred sales commission asset and nonrecourse debt balance.

(n) Foreign Currency Translation

The balance sheets of certain wholly owned foreign subsidiaries of Federated are translated at the current exchange rate as of the end of the accounting period and the related income or loss is translated at the average exchange rate in effect during the period. Net exchange gains and losses resulting from these translations are excluded from income and are recorded in Accumulated other comprehensive (loss) income, net of tax on the Consolidated Balance Sheets. Foreign currency transaction gains and losses are reflected in Operating Expenses – Other in the Consolidated Statements of Income.

(o) Treasury Stock

Federated accounts for acquisitions of treasury stock at cost and reports total treasury stock held as a deduction from Federated Investors shareholders' equity on the Consolidated Balance Sheets. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a specific-identification basis. Additional paid-in capital from treasury stock transactions is increased as Federated reissues treasury stock for more than the cost of the shares. If Federated issues treasury stock for less than its cost, Additional paid-in capital from treasury stock transactions is reduced to no less than zero. Once this account is at zero, any further required reductions are recorded to Retained earnings on the Consolidated Balance Sheets. At December 31, 2010 there was $0.1 million in Additional paid-in capital from treasury stock transactions. At December 31, 2009, there was no balance in Additional paid-in capital from treasury stock transactions.

(p) Revenue Recognition

Revenue from providing investment advisory, administrative and other services (including distribution, shareholder servicing and retirement plan recordkeeping) is recognized during the period in which the services are performed. Investment advisory, administrative and the majority of other service fees are generally calculated as a percentage of total net assets of the investment portfolios that are managed by Federated. The fair value of the investment portfolios is primarily determined using quoted market prices or independent third-party broker or dealer price quotes. In limited circumstances, a quotation or price evaluation is not readily available from a pricing source. In these cases, pricing is determined by management based on a prescribed valuation process that has been approved by the directors/trustees of the sponsored products. For the periods presented, a de minimus amount of assets under management were priced by Federated management. Federated may waive certain fees for competitive reasons such as to maintain positive or zero net yields, to meet regulatory requirements (including settlement-related (see Note (22)(c))) or to meet contractual requirements. Federated waived fees of $653.1 million, $645.5 million and $470.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, nearly all of which was for competitive reasons. The increase in fee waivers for the year ended December 31, 2010 as compared to the same period of 2009 was primarily due to a $121.0 million increase in fee waivers to maintain positive or zero net yields and a $15.5 million increase in fee waivers due to increased fixed income and equity assets partially offset by a $120.4 million decrease in waivers due to decreased money market assets. Fee waivers may continue to increase in order to maintain positive or zero net yields in addition to other competitive reasons. Fee waivers to maintain positive or zero net yields are partially offset by a related reduction to distribution expense (see Note (5) for additional information on the net impact of these waivers).

Federated has contractual arrangements with third parties to provide certain fund-related services. Management considers various factors to determine whether Federated's revenue should be recorded based on the gross amount payable by the funds or net of payments to third-party service providers. Management's analysis is based on whether Federated is acting as the principal service provider or is performing as an agent. The primary factors considered include: (1) whether the customer holds Federated or the service provider responsible for the fulfillment and acceptability of the services to be provided; (2) whether Federated has any practical latitude in negotiating the price to pay a third-party provider; (3) whether Federated or the customer selects the ultimate service provider; and (4) whether Federated has credit risk in the arrangement. Generally, the less the customer is directly involved with or participates in making decisions regarding the ultimate third-party service provider, the more supportive the facts are that Federated is acting as the principal in these transactions and should therefore report gross revenues. As a result of considering these factors, investment advisory fees, distribution fees and certain other service fees are recorded gross of payments made to third parties.

(q) Share-Based Compensation

Federated recognizes compensation costs based on grant-date fair value for all share-based awards granted, modified or settled after January 1, 2006, as well as for any awards that were granted prior to January 1, 2006 for which requisite service has not yet been provided.

Federated issues shares for share-based awards from treasury stock. For restricted stock awards, the fair value of the award is calculated as the difference between the closing market value of Federated's Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated estimates the grant-date fair value of stock options using the Black-Scholes option-pricing model. Federated's awards are generally subject to graded vesting schedules. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line or modified straight-line basis over the requisite service period of the award. Compensation expense also includes dividends paid on forfeited awards. Forfeiture assumptions are evaluated on a quarterly basis and updated as necessary.

For awards granted prior to January 1, 2006 with provisions that allow for accelerated vesting upon retirement, Federated recognizes expense over the vesting period of the awards, regardless of the employee's attainment of retirement age. Beginning January 1, 2006, for all newly granted awards with provisions that allow for accelerated vesting upon retirement, Federated recognizes expense over the shorter of the vesting period or the period between grant date and the date on which the employee meets the minimum age requirement for retirement.

(r) Leases

Federated classifies leases as operating in accordance with the provisions of lease accounting. Rent expense under noncancelable operating leases with scheduled rent increases or rent holidays is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession or the effective date of the lease agreement. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Build-out allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which generally coincides with the effective date of the lease. The current portion of unamortized deferred lease costs and build-out allowances is included in Other current liabilities and the long-term portion is included in Other long-term liabilities on the Consolidated Balance Sheets.

(s) Advertising Costs

Federated generally expenses the cost of all advertising and promotional activities as incurred. Certain printed matter, however, such as sales brochures, are accounted for as prepaid supplies and are included in Other current assets on the Consolidated Balance Sheets until they no longer are owned or expected to be used, at which time their costs are expensed. These amounts were not material for 2010, 2009 or 2008.

(t) Income Taxes

Federated accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Federated recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Regarding the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, Federated follows a two-step process prescribed by GAAP. The first step for evaluating a tax position involves first determining whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities. The second step then requires a company to measure the tax position benefit as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Federated classifies any interest and penalties on tax liabilities on the Consolidated Statements of Income as components of Nonoperating Income (Expenses) – Other, net and Operating Expenses – Other, respectively.

(u) Earnings Per Share

Basic and diluted earnings per share are calculated under the two-class method. Pursuant to the two-class method, Federated's unvested restricted stock awards with nonforfeitable rights to dividends are considered participating securities and are included in the computation of earnings per share.

(v) Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income is reported in the Consolidated Balance Sheets and the Consolidated Statements of Changes in Equity and includes net of tax, the unrealized gains and losses on securities available for sale, foreign currency translation adjustments and the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge.

(w) Loss Contingencies

Federated accrues for estimated costs, including legal costs related to existing lawsuits, claims and proceedings when it is probable that a loss has been incurred and the costs can be reasonably estimated. Accruals are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Significant differences could exist between the actual cost required to investigate, litigate and/or settle a claim or the ultimate outcome of a suit and management's estimate. These differences could have a material impact on Federated's results of operations, financial position and/or cash flows. Recoveries of losses are recognized in the Consolidated Statements of Income when receipt is deemed probable.

(x) Business Segments

Business or operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and assess performance.

Federated does not have multiple operating segments or business components for which discrete financial information is prepared. Federated operates in one operating segment, the investment management business. Federated's Chief Executive Officer (CEO) is Federated's chief operating decision maker. Federated's CEO utilizes a consolidated approach to assess performance and allocate resources.

(2) Recent Accounting Pronouncements

(a) Fair Value

On January 1, 2010, Federated adopted the new requirements for expanded fair-value disclosures as issued by the FASB. The new literature requires disclosures about transfers into and out of Levels 1 and 2 fair value measurements and clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These new rules impact disclosures only and had no impact on Federated's financial position or results of operations. The new rules also require additional disclosures regarding Level 3 fair value measurements which are effective for reporting periods beginning after December 15, 2010.

(b) Consolidation of VIEs

On January 1, 2010, Federated adopted the FASB's new rules governing the consolidation of VIEs, as amended in February 2010 to defer the effective date of the new rules for a reporting entity's interests in certain investment funds. The new rules prescribe a qualitative model for identifying whether a company has a controlling financial interest in a VIE and eliminates the quantitative model previously prescribed. The new rules identify two primary characteristics of a controlling financial interest: (1) the power to direct significant activities of the VIE, and (2) the obligation to absorb losses of and/or provide rights to receive benefits from the VIE. Under the new accounting standard, a company is required to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. The adoption of the new standard did not have a material impact on Federated's Consolidated Financial Statements.

(c) Transfers of Financial Assets

On January 1, 2010, Federated adopted a new accounting standard regarding accounting for transfers of financial assets that removes the concept of a qualifying special-purpose entity from authoritative guidance and also removes the exception previously under GAAP. This new accounting standard also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The adoption of this new accounting standard did not have a material impact on its Consolidated Financial Statements as Federated was not involved with any transactions to transfer financial assets at the time of adoption.

(d) Noncontrolling Interests

On January 6, 2010, the FASB issued an update to clarify the scope of the decrease-in-ownership provisions of the accounting rules relating to noncontrolling interests. In addition, the update expanded the disclosures required upon deconsolidation of a subsidiary. The adoption of the new standard did not have a material impact on Federated's Consolidated Financial Statements.

(e) Subsequent Events

On February 24, 2010, the FASB issued an update to address certain implementation issues related to an entity's requirement to perform and disclose subsequent-events procedures. Effective upon its issuance, the update exempts Securities and Exchange Commission (SEC) filers from disclosing the date through which subsequent events have been evaluated. As the update affected disclosure only, the adoption of the update did not have an impact on Federated's Consolidated Financial Statements.

(3) Business Combinations and Acquisitions

SunTrust. On September 20, 2010, Federated acquired the money market management business of SunTrust Banks, Inc. (SunTrust Acquisition). Pursuant to the definitive agreement signed on July 16, 2010, $14.1 billion of money market assets transitioned to Federated during the third and fourth quarters of 2010. Money market mutual fund assets in nine money market mutual funds managed by SunTrust's RidgeWorth Capital Management were transitioned into eight existing Federated money market mutual funds with similar investment objectives in connection with a series of closings during the third and fourth quarters of 2010, the first, and most significant of which, occurred on September 20, 2010.

The SunTrust Acquisition included upfront cash payments that totaled $6.6 million. The transaction also includes contingent purchase price payments payable over five years. The contingent purchase price payments will be calculated as a percentage of revenue less operating expenses directly attributed to certain eligible assets. At December 31, 2010, management estimated contingent payments could total $27 million over five years, however, the actual amount of the contingent payments will vary based on asset levels and related net revenues and is not limited by any maximum amount. A wide range of outcomes for actual payments is possible due to the extent of reasonably possible flow-rate volatility for the assets under management. The preliminary estimate of fair value of the total consideration is $26.7 million. As of December 31, 2010, a liability of $20.1 million representing the fair value of future consideration payments was recorded in Other current liabilities ($5.3 million) and Other long-term liabilities ($14.8 million) (see Note (7)(a) for a discussion regarding the valuation methodology). This liability is remeasured at each reporting date with changes in the fair value recognized in the Consolidated Statements of Income.

The SunTrust Acquisition was accounted for under the acquisition method of accounting. Accordingly, the purchase price was allocated to the intangible assets acquired based upon preliminary estimates of fair values as of the acquisition date. Federated is currently completing its valuation to determine the fair value of the identifiable intangible assets and the related contingent consideration associated with the SunTrust Acquisition. Although the preliminary results of the valuation are reflected in the Consolidated Financial Statements and the related footnotes as of and for the year ended December 31, 2010, the final valuation results may require adjustments to this preliminary valuation and such adjustments may be material. The preliminary valuation results indicate that the purchase price is primarily assignable to a $26.7 million identifiable intangible asset with an indefinite life, which will be deductible for tax purposes.

The results of operations for the SunTrust Acquisition were included in Federated's Consolidated Financial Statements beginning in September 2010 based on the date of the acquisition. The following table summarizes unaudited pro forma financial information assuming the SunTrust Acquisition occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not indicative of future results. In addition, the following pro forma financial information has not been adjusted to reflect lower current levels of assets under management:

in millions, except per share data for the years ended,	**2010**	2009
Revenue	**$ 980.7**	$ 1,226.8
Net income attributable to Federated Investors, Inc.	**$ 186.6**	$ 211.5
Earnings per share – Basic and Diluted		
Net income attributable to Federated Investors, Inc.	**$ 1.80**	$ 2.06

The pro forma results include adjustments for the effect of acquisition-related expenses including accretion of interest on the contingent consideration liability, income tax expense and transaction expenses.

Prudent Bear Funds. In 2008, Federated completed the acquisition of certain assets of David W. Tice & Associates LLC that relate to the management of the Prudent Bear Fund and the Prudent Global Income Fund (collectively, the Prudent Bear Funds) with $1.1 billion and $0.4 billion in assets under management, respectively, as of December 5, 2008 (Prudent Bear Acquisition). In connection with the acquisition, the assets in the Prudent Bear Funds were transitioned into the Federated Prudent Bear Fund and the Federated Prudent DollarBear Fund. The addition of the Prudent Bear Funds complements Federated's existing alternative investment products as well as other core offerings as part of an investor's overall investment strategy. The acquisition was accounted for under the purchase method of accounting. The initial purchase price for the transaction was $43 million and Federated incurred $0.9 million in transaction costs directly attributable to the acquisition of the Prudent Bear Funds. See Note (22)(a) for information on contingent payments related to this acquisition.

Clover Capital. In 2008, Federated completed the acquisition of certain assets of Clover Capital Management, Inc. (Clover Capital), a Rochester, New York-based investment manager that specializes in value investing (Clover Capital Acquisition). Clover Capital managed approximately $2.1 billion in assets as of December 1, 2008, consisting primarily of separately managed accounts. The addition of Clover Capital results in a suite of traditional value investment offerings for Federated's clients. The acquisition was accounted for under the purchase method of accounting. The initial purchase price for the transaction was $30 million and Federated incurred $0.5 million in transaction costs directly attributable to the acquisition of Clover Capital. See Note (22)(a) for information on contingent payments related to this acquisition.

The valuation results of the identifiable intangible assets associated with the Prudent Bear and Clover Capital Acquisitions included in the Consolidated Balance Sheet as of December 31, 2009 and the related Consolidated Statements of Income for the year ended December 31, 2009 included certain adjustments to revise the December 31, 2008 estimates of fair value. The final valuations resulted in purchase price allocations of $11.7 million to identifiable intangible assets with a weighted-average useful life of 9 years, $36.7 million to intangible assets with indefinite lives and $26.1 million to goodwill, all of which is deductible for tax purposes.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisitions' closing dates.

Purchase Price Allocations *in millions*	Clover Capital	Prudent Bear
Intangible assets		
Renewable investment advisory contract (indefinite life)	$ 0	$ 34.8
Customer relationships (10-year weighted-average useful life)[1]	8.7	0
Noncompete (5-year weighted-average useful life)[2]	0.5	2.5
Trade name (indefinite life)	0.6	1.3
Goodwill	20.6	5.5
Other long-term assets	0.3	0
Total assets acquired	30.7	44.1
Liabilities	(0.2)	(0.2)
Total purchase price	$ 30.5	$ 43.9

1 *The customer relationship intangible assets are amortized on a straight-line basis over their respective useful lives.*

2 *The noncompete assets are amortized on an accelerated basis over their respective useful lives in a manner that best matches the benefit received.*

The results of operations for both the Prudent Bear and Clover Capital Acquisitions were included in Federated's Consolidated Financial Statements beginning in December 2008 based on the date of each respective acquisition. The following table summarizes unaudited pro forma financial information assuming both the Prudent Bear Acquisition and the Clover Capital Acquisition occurred at the beginning of the year presented. This pro forma financial information is for informational purposes only and is not indicative of actual results that would have occurred had these acquisitions been completed on the assumed dates and it is not indicative of future results. In addition, the following pro forma financial information has not been adjusted to reflect any operating efficiencies that may have been realized as a result of the acquisitions.

in millions, except per share data for the year ended,	2008
Revenue	$ 1,254.6
Income from continuing operations attributable to Federated Investors, Inc.	$ 227.4
Net income attributable to Federated Investors, Inc.	$ 230.2
Earnings per share – Basic	
Income from continuing operations attributable to Federated Investors, Inc.	$ 2.23
Net income attributable to Federated Investors, Inc.	$ 2.26
Earnings per share – Diluted	
Income from continuing operations attributable to Federated Investors, Inc.	$ 2.21
Net income attributable to Federated Investors, Inc.	$ 2.24

The pro forma results include adjustments for the effect of acquisition-related expenses including compensation and related, depreciation and amortization, interest and income tax expense.

(4) Discontinued Operations

In the third quarter 2006, an indirect, wholly owned subsidiary of Federated completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC (Matrix). The sale was completed over a series of closings during 2006.

In connection with the sale, Federated earned and accrued contingent consideration of $4.8 million in 2008, which was calculated as a percentage of Matrix's second quarter 2008 net revenue above a specific threshold directly attributed to the Clearing Business. This contingent consideration was included, net of tax, as income from discontinued operations for the year ended December 31, 2008.

(5) Concentration Risk

Revenue concentration by asset class – Approximately 50% of Federated's total revenue for 2010 was attributable to money market assets. A significant change in Federated's money market business or a significant reduction in money market assets due to regulatory changes, changes in the financial markets including significant increases in interest rates over a short period of time, significant deterioration in investor confidence, further persistent declines in or additional prolonged periods of historically low short-term interest rates and resulting fee waivers or other circumstances, could have a material adverse effect on Federated's results of operations.

Through the adverse market conditions of 2008, Federated's government agency and treasury money market funds experienced significant asset inflows. These funds grew as certain investors favored the perceived safety and liquidity of portfolios backed by government securities over other investment products. In certain products, the gross yield is not sufficient to cover all of the fund's normal operating expenses. During the fourth quarter 2008, Federated began waiving fees in order for certain funds to maintain positive or zero net yields.

During 2010, fee waivers to maintain positive or zero net yields totaled $241.6 million and were partially offset by a related reduction in distribution expenses of $186.6 million such that the net impact to Federated was $55.0 million in reduced operating income. The impact of these fee waivers for 2010 was significantly more than the impact for 2009 with $120.6 million in waived fees, $86.4 million in reduced distribution expenses and a net impact on operating income of $34.2 million and the impact for 2008 with $3.6 million in waived fees, $1.9 million in reduced distribution expenses and a net impact on operating income of $1.7 million. (See Note (24) for information regarding the quarterly operating income impact of the fee waivers.) Management expects the fee waivers and the related reduction in distribution expense will continue into 2011 and will likely be material. Management does not expect the quarterly operating income impact from these waivers for the first quarter of 2011 to change materially from the $12.3 million experienced in the fourth quarter 2010. These fee waivers are expected to decrease over time as the market begins to factor in the potential for increases in short-term interest rates and then again when the Federal Reserve begins to increase interest rates. Management estimates that an increase of 10 basis points in gross yields on securities purchased in money market fund portfolios will likely reduce the operating income impact of these waivers by about one-third from the current levels and a 25-basis-point increase would reduce the impact by about two-thirds. The actual amount of future fee waivers could vary significantly from management's estimates as they are contingent on a number of variables including, but not limited to, available yields on instruments held by the money market funds, changes in assets within money market funds, actions by the Federal Reserve and the U.S. Department of the Treasury, changes in expenses of the money market funds, changes in the mix of money market customer assets and Federated's willingness to continue the fee waivers.

Revenue concentration by product – Approximately 12% of Federated's total revenue for 2010 was derived from services provided to one sponsored fund (Federated Kaufmann Fund). A significant and prolonged decline in the assets under management in this fund could have a material adverse effect on Federated's future revenues and, to a lesser extent, net income, due to a related reduction to distribution expenses associated with this fund.

Revenue concentration by customer – Approximately 12% of Federated's total revenue for 2010 was derived from services provided to one intermediary customer, the Bank of New York Mellon Corporation (including its Pershing subsidiary). Significant changes in Federated's relationship with this customer could have a material adverse effect on Federated's future revenues and, to a lesser extent, net income, due to related material reductions to distribution expenses associated with this intermediary.

A listing of Federated's risk factors is included herein under the section entitled Risk Factors in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(6) Consolidation

Federated is involved with various entities in the normal course of business that may be deemed to be voting rights entities or VIEs. In accordance with Federated's consolidation accounting policy, Federated first determines whether the entity being evaluated is a voting rights entity or a VIE. Once this determination is made, Federated proceeds with its evaluation of whether or not to consolidate the entity. The disclosures below represent the results of such evaluations pertaining to 2010 and 2009.

(a) Consolidated Voting Interest Entities

Federated has a majority interest (50.5%) and acts as the general partner in Passport Research Ltd., a limited partnership. Edward Jones is the limited partner with a 49.5% interest. The partnership acts as investment adviser to two sponsored funds. Noncontrolling interests in this subsidiary are included in Nonredeemable noncontrolling interest in subsidiary on the Consolidated Balance Sheets.

(b) Consolidated Variable Interest Entities

Most of Federated's sponsored mutual funds meet the definition of a VIE primarily due to the fact that given Federated's typical series fund structure, the shareholders of each participating portfolio underlying the series fund generally lack the ability as an individual group to make decisions through voting rights regarding the board of directors/trustees of the fund. From time to time, Federated invests in certain of these products for general corporate investment purposes or, in the case of newly launched products, in order to provide investable cash thereby allowing the product to establish a performance history. Federated's investment in these products represents its maximum exposure to loss. As of December 31, 2010 and 2009, Federated was the sole or majority investor in certain of these products and was deemed to be the primary beneficiary since Federated's majority interest would absorb the majority of the variability of the net assets of the VIE. At December 31, 2010, the aggregate assets and liabilities of such entities that Federated consolidated were $27.1 million and $0.2 million, respectively, and Federated recorded $1.5 million to Redeemable noncontrolling interest in subsidiaries on Federated's Consolidated Balance Sheets. At December 31, 2009, the aggregate assets and liabilities of such entities that Federated consolidated were $22.6 million and $0.5 million, respectively, and Federated recorded $13.9 million to Redeemable noncontrolling interest in subsidiaries on Federated's Consolidated Balance Sheets. The assets of the products are primarily classified as Investments on Federated's Consolidated Balance Sheets and are restricted for use by the products only. The liabilities of the products are primarily classified as Accounts payable and accrued expenses on Federated's Consolidated Balance Sheets and primarily represent operating liabilities of the entities.

Federated's conclusion to consolidate a sponsored fund may vary from period to period based on changes in Federated's percentage interest in the product resulting from changes in the number of fund shares held by either Federated or third parties. Given that the products follow investment company accounting, which prescribes fair-value accounting, a deconsolidation generally does not result in gains or losses for Federated. During 2010, Federated deconsolidated a sponsored mutual fund based on a determination that it no longer was the primary beneficiary of the fund as a result of new subscriptions in fund shares by unrelated third parties. Accordingly, Federated deconsolidated $22.0 million in Investments and $21.3 million in Redeemable noncontrolling interest in subsidiaries on the Consolidated Balance Sheet as of the date of deconsolidation. There was no impact to the Consolidated Statements of Income in 2010, 2009 or 2008 from entities that were deconsolidated.

Neither creditors nor equity investors in the products have any recourse to Federated's general credit. In the ordinary course of business, from time to time, Federated may choose to waive certain fees or assume operating expenses of these products for competitive, regulatory or contractual reasons (see Note (1)(p) for information regarding fee waivers). Federated has not provided financial support to any of these products outside the ordinary course of business.

(c) Non-Consolidated Variable Interest Entities

At December 31, 2010 and 2009, Federated was involved with certain VIEs in which it held a significant variable interest or was the sponsor that held a variable interest, but for which it was not the primary beneficiary. The assets and liabilities of these unconsolidated VIEs and Federated's maximum risk of loss related thereto were as follows at December 31:

	2010			2009		
in millions	**Unconsolidated VIE assets**	**Unconsolidated VIE Liabilities**	**Total remaining carrying value of investment and maximum risk of loss**	Unconsolidated VIE assets	Unconsolidated VIE Liabilities	Total remaining carrying value of investment and maximum risk of loss
Sponsored investment funds[1]	$ 275,365.1	$ --	$ 297.0	$ 305,652.4	$ --	$ 89.2
CDOs[2]	$ 12.8	$ 121.6	$ 0	$ 31.1	$ 127.3	$ 0
Equity investment	$ 6.4	$ 2.4	$ 7.4	$ 9.0	$ 4.9	$ 7.6

1 *The unconsolidated VIE assets for the sponsored investment funds represent total net assets under management for the related products. Of Federated's $297.0 million invested in these products at December 31, 2010, $191.2 million represents investments in money market products included in Cash and cash equivalents, with the remaining $105.8 million included in Investments on the Consolidated Balance Sheets. Of Federated's $89.2 million invested in these products at December 31, 2009, $81.6 million represents investments in money market products included in Cash and cash equivalents, with the remaining $7.6 million included in Investments on the Consolidated Balance Sheets.*

2 *The risk of loss does not include the potential loss associated with related deferred tax assets expiring unutilized.*

Sponsored Investment Funds – Federated acts as the investment manager for certain investment funds that are deemed to be VIEs, as disclosed above. In addition to Federated's involvement as the investment manager, Federated may also hold investments in these products. Federated is not the primary beneficiary of these VIEs since Federated's involvement is limited to that of service provider or represents a minority interest in the fund's assets under management, or both. As a result, Federated's variable interest is not deemed to absorb the majority of the variability of the entity's net assets and therefore Federated has not consolidated these entities.

In the ordinary course of business, from time to time, Federated may choose to waive certain fees or assume operating expenses of these products for competitive, regulatory or contractual reasons (see Note (1)(p) for information regarding fee waivers). Federated has not provided financial support to any of these products outside the ordinary course of business.

Collateralized Debt Obligations (CDOs) – At December 31, 2010, Federated acted as the investment manager for two CDOs with assets under management of $12.8 million that meet the definition of a VIE due primarily to the lack of unilateral decision making authority of the equity holders. These CDOs were not consolidated at December 31, 2010. The CDOs are alternative investment vehicles created for the sole purpose of issuing collateralized debt instruments that offer investors the opportunity for returns that vary with the risk level of their investment. The notes issued by the CDOs are partially collateralized by high yield bonds and had original expected maturities of ten to twelve years. Federated's variable interests in the CDOs are limited to a 25% equity interest and a fixed, asset-based management fee earned prospectively as services are provided. As an equity holder, Federated participates in all rights and obligations to income and expected losses of the CDOs on a proportionate basis with all other equity holders. In its role as investment manager, Federated is not entitled to any additional residual return nor is it obligated to absorb any expected losses of the entities. Federated has not provided financial support to the CDOs.

Federated is not the primary beneficiary of these VIEs at December 31, 2010. Upon consideration of the new qualitative model prescribed by the FASB, Federated determined that as of January 1, 2010 and December 31, 2010, neither its equity interest nor its management fee potential could result in Federated receiving benefits or absorbing losses that could potentially be significant to either of these entities. Therefore Federated has not consolidated these entities.

Equity Investment – Federated holds a 12% non-voting, noncontrolling interest in both Dix Hills Partners, LLC, a registered investment adviser and commodity trading adviser, and its affiliate, Dix Hills Associates, LLC (collectively, Dix Hills). Dix Hills is based in Jericho, New York and manages over $1 billion in both absolute return and enhanced fixed-income mandates, including a hedge fund strategy and an enhanced cash strategy. Due primarily to the nature of the voting rights of the equity holders, Dix Hills meets the definition of a VIE, however, with its non-voting 12% interest, Federated is not deemed to have power to direct the activities of Dix Hills and therefore is not the primary beneficiary. Federated has not provided financial support to Dix Hills. Federated's investment in Dix Hills is included in Other long-term assets on the Consolidated Balance Sheets.

(7) Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. As defined, fair value focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. The FASB established a fair value reporting hierarchy to maximize the use of observable inputs and defines the three levels of inputs as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

(a) Fair Value Measurements on a Recurring Basis

Fair value measurements for classes of Federated's financial assets and liabilities measured at fair value on a recurring basis consisted of the following at December 31:

	2010				2009			
	Fair Value Measurements Using				Fair Value Measurements Using			
in thousands	**Level 1**	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
Financial Assets								
Cash and cash equivalents	**$ 198,756**	**$ 0**	**$ 0**	**$ 198,756**	$ 90,452	$ 0	$ 0	$ 90,452
Available-for-sale equity securities[1]	**105,724**	**0**	**0**	**105,724**	7,591	0	0	7,591
Trading securities – equity[1]	**6,937**	**4,431**	**0**	**11,368**	4,536	12,966	0	17,502
Trading securities – debt[1]	**10,016**	**7,777**	**0**	**17,793**	267	6,178	0	6,445
Foreign currency forward contract[2]	**0**	**68**	**0**	**68**	0	0	0	0
Total financial assets	**$ 321,433**	**$ 12,276**	**$ 0**	**$ 333,709**	$ 102,846	$ 19,144	$ 0	$ 121,990
Financial Liabilities								
Interest rate swap[3]	**$ 0**	**$ 11,734**	**$ 0**	**$ 11,734**	$ 0	$ 0	$ 0	$ 0
SunTrust Acquisition future consideration payments liability	**0**	**0**	**20,058**	**20,058**	0	0	0	0
Foreign currency forward contract[4]	**0**	**0**	**0**	**0**	0	154	0	154
Total financial liabilities	**$ 0**	**$ 11,734**	**$ 20,058**	**$ 31,792**	$ 0	$ 154	$ 0	$ 154

1 *Amount included in Investments on the Consolidated Balance Sheets.*

2 *Amount included in Receivables – other on the Consolidated Balance Sheets. Pricing is determined by interpolating a value by utilizing the spot foreign exchange rate and forward points (based on the spot rate and currency interest rate differentials), which are all observable inputs.*

3 *Amount included in Other current liabilities on the Consolidated Balance Sheets. Pricing is determined based on a third-party, model-derived valuation in which all significant inputs are observable in active markets including the Eurodollar future rate and yields for three- and thirty-year Treasury securities. See Note (12) for more information regarding the swap.*

4 *Amount included in Other current liabilities on the Consolidated Balance Sheets. Pricing is determined by interpolating a value by utilizing the spot foreign exchange rate and forward points (based on the spot rate and currency interest rate differentials), which are all observable inputs.*

The liability for future consideration payments related to the SunTrust Acquisition is recorded at fair value in Other current liabilities ($5.3 million) and Other long-term liabilities ($14.8 million) on the Consolidated Balance Sheet as of December 31, 2010. Management estimated the fair value of future consideration payments related to the SunTrust Acquisition based primarily upon expected future cash flows using an income approach valuation methodology with unobservable market data inputs (Level 3). Such inputs included (1) an estimated rate of change for underlying assets under management based on estimated net redemptions or sales; (2) expected net revenue per managed asset based generally on contract terms; and (3) a discount rate estimated at the current market rate of return. No material changes in the fair value of the liability were recognized in 2010.

Between December 31, 2009 and December 31, 2010, there were no significant transfers between Level 1 and Level 2. From time to time, transfers between Levels 1 and 2 occur reflecting a change in whether pricing services were used to determine the fair value of equity securities traded principally in foreign markets based upon a determination by management that there had been a significant trend in the U.S. equity markets or in index futures trading after the foreign markets closed or if quoted market prices were used to determine fair values of these equity securities. Transfers into and out of Levels 1 and 2 of the fair value hierarchy are reported at fair values as of the beginning of the period in which the transfers occur.

With the exception of the aircraft that was classified as held for sale as of December 31, 2009 (and further discussed below), Federated did not hold any nonfinancial assets or liabilities measured at fair value on a recurring basis at December 31, 2010 or December 31, 2009.

(b) Fair Value Measurements on a Nonrecurring Basis

Since 2008, Federated has experienced significant declines in the assets under management related to certain quantitative investment products acquired in 2006. The declines in assets under management reflect significant market depreciation as well as investor net redemptions. In light of these declines in assets under management, performance relative to peers and indices and the uncertainty regarding each of these in the future, the carrying values of the related intangible assets have been tested for recoverability at various times over the last two years. In 2009, as a result of management's impairment testing, Federated recorded a $15.5 million impairment charge in Intangible asset amortization and impairment on the Consolidated Statements of Income. In 2010, management's quarterly recoverability tests of the carrying value of these intangible assets performed as of June 30 and December 31 indicated that the carrying values were not fully recoverable. Cash flow projections at June 30 and December 31 were lower than previous projections prepared in connection with recoverability testing as a result of actual and projected declines in assets under management in excess of prior estimates. Management estimated the fair value of these intangible assets at June 30 and December 31 based primarily upon expected future cash flows using an income approach valuation methodology with unobservable market data inputs (Level 3). Such inputs included (1) an estimated rate of change for underlying assets under management; (2) expected revenue per managed asset; (3) direct operating expenses; and (4) a discount rate. Management estimates a rate of change for underlying assets under management based on a combination of an estimated rate of market appreciation or depreciation and an estimated net redemption or sales rate. Expected revenue per managed asset and direct operating expenses are generally based on contract terms, average market participant data and historical experience. The discount rate is estimated at the current market rate of return. In addition, because of the subjective nature of the projected discounted cash flows, management considered several scenarios and used probability weighting to calculate the expected future cash flows attributable to the intangible assets. The probability-weighted scenarios assumed growth rates in assets under management ranging from -100% to 9% over the cash-flow projection period. As a result of these fair value analyses, Federated recorded a $10.2 million impairment charge on the Consolidated Statements of Income in 2010, $8.2 million of which was included in Intangible asset amortization and impairment with the remainder in Other operating expenses. The related customer relationship intangible assets were written down to $2.0 million, the noncompete agreement included in Other intangible assets was written down to $0.8 million and the related fixed assets were written down to $0.7 million as of December 31, 2010. Intangible asset amortization expense for the succeeding 5 years were reduced as a result of this impairment. Given the uncertainties regarding future market conditions, the timing and pace of a forecasted recovery and possible prolonged periods of underperformance of the quantitative products compared to peers and indices and the significance of these factors to assets under management, management cannot be certain of the outcome of future undiscounted cash flow analyses.

As a result of deterioration in the resale market for used aircraft in 2008 and 2009 and management's intent to sell its aircraft before the end of its previously estimated useful life, Federated recognized impairment charges totaling $5.2 million to write down the carrying value of one of Federated's aircraft in 2009. Based upon independent valuation and market data for similar assets (Level 2), management estimated the value of this aircraft less expected costs to sell to be $3.4 million at December 31, 2009. The impairment charges of $3.7 million, $1.0 million and $0.5 million were recorded as operating expense in Other on the Consolidated Statements of Income for the first, third and fourth quarters of 2009, respectively. As a result of adopting a plan to sell this aircraft late in 2009, this aircraft was included in Other current assets on the Consolidated Balance Sheets as of December 31, 2009. In the first quarter 2010, this aircraft was sold for net proceeds of $3.3 million. The loss on sale was recorded as an operating expense in Other on the Consolidated Statements of Income in the first quarter of 2010.

(c) Fair Value Measurements of Other Financial Instruments

The fair value of Federated's nonrecourse debt is estimated based on estimated annual redemption and market appreciation rates of the underlying B-share fund assets (see Note (1)(m) and Note (13)). Based on this estimate, the carrying value of nonrecourse debt appearing on the Consolidated Balance Sheets approximates fair value.

The fair value of Federated's recourse debt is estimated based on the current market rate for debt with similar remaining maturities. Based on this fair value estimate, the carrying value of recourse debt appearing on the Consolidated Balance Sheets approximates fair value.

(8) Investments

Investments on the Consolidated Balance Sheets as of December 31, 2010 and 2009 included available-for-sale and trading securities. At December 31, 2010 and 2009, Federated held investments totaling $105.7 million and $7.6 million, respectively, in fluctuating-value mutual funds that were classified as available-for-sale securities. Federated's trading securities totaled $29.2 million and $23.9 million at December 31, 2010 and 2009, respectively. Federated consolidates certain sponsored funds into its Consolidated Financial Statements as a result of Federated's controlling financial interest in the products (see Note (6)). As a result, all investments held by these sponsored funds were included in Federated's Consolidated Balance Sheets as of December 31, 2010 and 2009 as trading securities. Federated's trading investments primarily represented stocks of large- and mid-cap U.S. and international companies and domestic and foreign debt securities.

Available-for-sale securities (see Note (1)(g)) consisted of the following at December 31:

	2010				2009			
		Gross Unrealized		Estimated Market Value		Gross Unrealized		Estimated Market Value
in thousands	Cost[1]	Gains	(Losses)		Cost	Gains	(Losses)	
Equity mutual funds	$ 41,879	$ 5,200	$ (24)	$ 47,055	$ 2,301	$ 343	$ 0	$ 2,644
Fixed-income mutual funds	58,143	662	(136)	58,669	4,620	332	(5)	4,947
Total fluctuating-value mutual funds	$ 100,022	$ 5,862	$ (160)	$ 105,724	$ 6,921	$ 675	$ (5)	$ 7,591

1 *During 2010, Federated invested available cash in various sponsored equity and fixed-income mutual funds.*

Gains and losses recognized in Gain (loss) on securities, net on the Consolidated Statements of Income in connection with investments consisted of the following for the years ended December 31:

in thousands	2010	2009	2008
Unrealized gain (loss) on trading securities	$ 731	$ 2,806	$ (1,673)
Realized gains[1,3]	4,682	1,256	282
Realized losses[2,3]	(1,871)	(1,405)	(1,353)
Impairments	0	(386)	(498)
Gain (loss) on securities, net	$ 3,542	$ 2,271	$ (3,242)

1 *Realized gains of $2,045, $810 and $114 related to the disposal of trading securities in 2010, 2009 and 2008, respectively. Realized gains of $1,239, $118 and $168 related to the disposal of available-for-sale securities in 2010, 2009 and 2008, respectively. Realized gains of $720 and $328 related to the settlement of economic derivatives held by certain consolidated sponsored products in 2010 and 2009, respectively. Realized gains of $678 related to the transfer of purchased loans in 2010 (see Note (21) for additional information).*

2 *Realized losses of $958, $1,405 and $1,353 related to the disposal of trading securities in 2010, 2009 and 2008, respectively. Realized losses of $907 related to the settlement of economic derivatives held by certain consolidated sponsored products in 2010. Realized losses of $6 related to the disposal of available-for-sale securities in 2010.*

3 *Realized gains and losses are computed on a specific-identification basis.*

(9) Intangible Assets and Goodwill

Federated's identifiable intangible assets and goodwill consisted of the following at December 31:

	2010			2009		
in thousands	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Finite-lived intangible assets:						
Customer relationships[1]	$ 119,472	$ (103,552)	$ 15,920	$134,869	$ (100,710)	$ 34,159
Noncompete agreements[2]	12,142	(8,950)	3,192	14,396	(6,932)	7,464
Total finite-lived intangible assets[3]	131,614	(112,502)	19,112	149,265	(107,642)	41,623
Indefinite-lived intangible assets:						
Renewable investment advisory rights	64,500	N/A	64,500	37,800	N/A	37,800
Trade names	1,900	N/A	1,900	1,900	N/A	1,900
Total indefinite-lived intangible assets	66,400	N/A	66,400	39,700	N/A	39,700
Goodwill	635,313	N/A	635,313	581,673	N/A	581,673
Total identifiable intangible assets and goodwill	$ 833,327	$ (112,502)	$ 720,825	$770,638	$ (107,642)	$ 662,996

1 *Weighted average amortization period of 9.6 years at December 31, 2010*
2 *Weighted average amortization period of 6.9 years at December 31, 2010*
3 *Weighted average amortization period of 9.3 years at December 31, 2010*

The decrease of $17.7 million in the cost of the total finite-lived intangible assets at December 31, 2010 as compared to December 31, 2009 primarily relates to a $9.2 million write-off of a fully amortized customer relationship intangible asset relating to a prior year acquisition and $8.2 million in impairment charges recorded in 2010. See Note (7)(b) for additional information on the impairments.

The increase of $26.7 million in the cost of the renewable investment advisory rights indefinite-lived intangible assets at December 31, 2010, as compared to December 31, 2009, reflects assets acquired in connection with the SunTrust Acquisition. See Note (3) for additional information.

Amortization expense for identifiable intangible assets was $14.3 million, $16.6 million and $18.4 million in 2010, 2009 and 2008, respectively. This expense was included in Intangible asset amortization and impairment on the Consolidated Statements of Income for each period. See Note (7)(b) for information regarding the intangible asset impairments.

Following is a schedule of expected aggregate annual amortization expense for intangible assets in each of the five succeeding years assuming no new acquisitions or impairments:

in millions	For the years ending December 31,
2011	$ 7.0
2012	$ 3.4
2013	$ 2.6
2014	$ 2.0
2015	$ 1.4

Goodwill at December 31, 2010 and 2009 was $635.3 million and $581.7 million, respectively. During 2010, Federated recorded goodwill primarily in connection with contingent purchase price payments and accruals related to the Prudent Bear Acquisition ($44.7 million) and the 2005 acquisition of the cash management business of Alliance Capital Management L.P. (Alliance Acquisition) ($6.8 million). Both of these acquisitions were accounted for under the purchase method of accounting and therefore goodwill was recorded at the time the contingencies lapsed. See Note (22)(a) for additional information.

(10) Property and Equipment

Property and equipment consisted of the following at December 31:

in thousands	Estimated Useful Life	**2010**	2009
Computer software and hardware	2 to 7 years	**$ 40,642**	$ 35,693
Transportation equipment	12 years	**17,875**	17,833
Leasehold improvements	Up to term of lease	**15,853**	15,574
Office furniture and equipment	5 to 10 years	**6,127**	6,468
Total cost		**80,497**	75,568
Accumulated depreciation and amortization		**(41,981)**	(35,541)
Property and equipment, net		**$ 38,516**	$ 40,027

Depreciation and amortization expense from continuing operations was $7.5 million, $7.5 million and $6.2 million for the years ended December 31, 2010, 2009 and 2008, respectively, and included the depreciation of assets recorded under capital lease arrangements in 2009 and 2008.

(11) Other Current Liabilities

Federated's Other current liabilities at December 31, 2010 included an accrual of $11.7 million related to the interest rate swap (see Note (12) for additional information) and $5.3 million for the short-term portion of the SunTrust Acquisition future consideration payments liability (see Note (3) for additional information).

Federated's Other current liabilities at December 31, 2009 included an accrual of $28.9 million related to the contingent purchase price payments for the Alliance Acquisition which was paid in April 2010. The final payment for the Alliance Acquisition of $3.3 million was paid in July 2010. Also included in Other current liabilities at December 31, 2009 was $20.8 million related to insurance proceeds for claims submitted to cover costs associated with the government investigations into past mutual fund trading practices and related legal proceedings (see Note (22)(c)). The retention of these advance insurance payments was contingent upon final approval of the claim by the insurance carrier. In the event that all or a portion of the claim was denied, Federated would have been required to repay all or a portion of these advance payments. During the second quarter 2010, Federated received an additional $4.2 million in related insurance proceeds and received final approvals by the insurance carrier for $25 million of claims. Accordingly, $25 million of proceeds were recognized on the Consolidated Statements of Income for the second quarter 2010 as reductions to the operating expense line items originally charged in prior periods, primarily Professional service fees.

(12) Recourse Debt and Interest Rate Swap

Recourse debt at December 31 consisted of the following:

dollars in thousands	Weighted-Average Interest Rates at December 31, 2010[1]	2009[2]	Maturity Date		2010		2009
Term Loan	**4.396%**	1.717%	April 1, 2015	$	**403,750**	$	126,000
Less: Short-term debt – recourse					**42,500**		21,000
Long-term debt – recourse				$	**361,250**	$	105,000

1 *See additional information below regarding the interest rate fixed at 4.396% in connection with the interest rate swap.*

2 *The term of this agreement allowed up to eight separate borrowing tranches each for the purpose of setting different interest rates and maturities. The rate is the weighted-average rate of several loan tranches which matured on various dates through February 2, 2010.*

In the second quarter 2010, Federated entered into a five-year $425 million amended and restated term loan credit agreement by and among Federated, certain of its subsidiaries and a syndicate of 22 banks led by PNC Capital Markets LLC as sole bookrunner and joint lead arranger and Citigroup Global Markets, Inc. as joint lead arranger (Term Loan).

The Term Loan amended and restated Federated's $140 million term loan dated August 19, 2008. The Term Loan requires principal payments of $10.6 million per quarter for the first four years and $63.8 million per quarter for the fifth year with the final payment due on April 1, 2015. Proceeds from the Term Loan were used to refinance and repay the then-existing debt and are being used for general corporate purposes. The Term Loan qualified for modification accounting treatment. Accordingly, closing costs of $2.8 million were capitalized in the second quarter 2010 and are being amortized over the 5-year term of the loan.

During the first quarter 2010, Federated entered into an interest rate swap to hedge its interest rate risk associated with the $425 million Term Loan (the Swap). The Swap, which became effective in the second quarter 2010, had an initial notional amount of $425 million that declines in accordance with the scheduled principal payments associated with the Term Loan. Under the Swap, which expires on April 1, 2015, Federated receives payments based on the London Interbank Offering Rate (LIBOR) plus a spread and makes payments based on an annual fixed rate of 4.396%. The Swap requires monthly cash settlements of interest paid or received. The differential between the interest paid or interest received from the monthly settlements will be recorded as adjustments to Debt expense – recourse on the Consolidated Statements of Income. The Swap is accounted for as a cash flow hedge and has been determined to be highly effective. Federated evaluates effectiveness using the long-haul method. Changes in the fair value of the Swap will likely be offset by an equal and opposite change in the fair value of the hedged item, therefore very little, if any, net impact on reported earnings is expected. The fair value of the Swap agreement at December 31, 2010 was a liability of $11.7 million which was recorded in Other current liabilities on the Consolidated Balance Sheet. The entire amount of this loss in fair value was recorded in Accumulated other comprehensive (loss) income, net of tax on the Consolidated Balance Sheet at December 31, 2010. During the next twelve months management expects to charge $7.9 million of this after-tax loss to Debt expense – recourse on the Consolidated Statements of Income as a component of Federated's fixed interest rate of 4.396%. This amount could differ from amounts actually recognized due to changes in interest rates subsequent to December 31, 2010 and will not affect the amount of interest expense recognized in total on the Term Loan for any period presented. During 2010, $6.5 million was charged to Debt expense – recourse on the Consolidated Statement of Income as a component of Federated's fixed interest rate of 4.396% and was included in cash provided by operating activities on the Consolidated Statements of Cash Flows.

Federated has a $200 million revolving credit facility (Revolving Credit Facility) that expires on October 31, 2011. Federated pays an annual facility fee, currently 7.5 basis points, based on its credit rating. Borrowings on the Revolving Credit Facility bear interest similar to that under the Term Loan except the LIBOR spread is currently 22.5 basis points. As of December 31, 2010 and 2009, all of Federated's $200 million Revolving Credit Facility was available for borrowings.

For the Revolving Credit Facility, the LIBOR spreads are dependent upon Federated's credit rating. Under the Revolving Credit Facility, Federated can make cash payments for stock repurchases or shareholder dividend payments as long as cash, cash equivalents or unused borrowing from the Revolving Credit Facility of no less than $10 million is maintained during the payment period and certain other covenants are maintained. For both the Term Loan and the Revolving Credit Facility (collectively, the Credit Facilities), certain subsidiaries entered into Continuing Agreements of Guaranty and Suretyship whereby these subsidiaries guarantee payment of all obligations incurred through the Credit Facilities. The Credit Facilities include customary financial and non-financial covenants. Federated was in compliance with all such covenants at and during the year ended December 31, 2010.

(13) Deferred Sales Commissions and Nonrecourse Debt

Deferred sales commissions consisted of the following at December 31:

in thousands		**2010**		2009
Deferred sales commissions on B-shares, net	$	**8,376**	$	12,585
Other deferred sales commissions, net		**1,941**		2,733
Deferred sales commissions, net	$	**10,317**	$	15,318

Federated began self-funding the sale of Class B shares of its sponsored mutual funds in March 2010. As of December 31, 2010, Federated has funded $5.0 million in B-share deferred sales commissions. Amortization expense for the year ended December 31, 2010 for the related deferred sales commissions was $0.4 million.

From 1997 to February 2010, Federated has funded sales commissions paid for Class B shares of sponsored mutual funds under various arrangements with independent third parties by selling its right to future cash flow streams associated with the B-share deferred sales commissions. As a result of these funding arrangements, Federated has recorded nonrecourse debt, which comprised the following at December 31:

	Weighted-Average Interest Rates at December 31,		Maximum Remaining Amortization Period at December 31, 2010				
dollars in thousands	**2010**	2009	(in years)		**2010**		2009
Financings between January 2004 and February 2007	**7.10%**	7.09%	4.3	$	**2,592**	$	11,007
Financings between March 2007 and February 2010	**4.21%**	4.56%	7.3		**1,844**		2,549
Total debt – nonrecourse				$	**4,436**	$	13,556

Federated's nonrecourse debt does not contain a contractual maturity but is amortized up to eight years dependent upon the cash flows of the related B-share fund assets, which are applied first to interest and then principal. Interest rates are imputed based on current market conditions at the time of issuance.

Management performs recoverability analyses of the deferred sales commission assets and nonrecourse debt related to B-share financings to determine if future cash flows related to financings will be sufficient to fully amortize the related asset and debt balances. There were no B-share-related adjustments recorded during 2010 or 2009.

(14) Employee Benefit Plans

(a) 401(k)/Profit Sharing Plan

Federated offers a 401(k) plan covering substantially all employees. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan recognized in Compensation and related expense amounted to $3.9 million, $3.9 million and $3.5 million for 2010, 2009 and 2008, respectively.

Vesting in Federated's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of Federated's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

A Federated employee becomes eligible to participate in the profit sharing plan if employed on the last day of the year and has worked at least 500 hours for the year. The profit sharing plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. No contributions have been made to the profit sharing plan in 2010, 2009 or 2008. At December 31, 2010, the profit sharing plan held 0.7 million shares of Federated Class B common stock.

(b) Employee Stock Purchase Plan

Federated offers an employee stock purchase plan that allows employees to purchase a maximum of 750,000 shares of Class B common stock. Employees may contribute up to 10% of their salary to purchase shares of Federated's Class B common stock on a quarterly basis at the market price. The shares purchased under this plan may be newly issued shares, treasury shares or shares purchased on the open market. As of December 31, 2010, 117,380 shares were purchased by employees in this plan on the open market since the plan's inception in 1998.

(15) Share-Based Compensation Plans

Federated's long-term stock-incentive compensation has been provided for under the Stock Incentive Plan (the Plan), as amended and subsequently approved by shareholders in April 2002, April 2006 and April 2010. Share-based awards are granted to reward Federated's employees and non-management directors who have contributed to the success of Federated and to provide incentive to increase their efforts on behalf of Federated. Since the Plan's inception, a total of 23.6 million shares of Class B common stock have been authorized for granting share-based awards in the form of restricted stock, stock options or other share-based awards. As of December 31, 2010, 1.8 million shares are available under the Plan.

Share-based compensation expense was $19.1 million, $18.8 million and $15.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. The associated tax benefits recorded in connection with share-based compensation expense was $7.2 million, $7.1 million and $5.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, the maximum remaining unrecognized compensation expense related to share-based awards approximated $67 million which is expected to be recognized over a weighted-average period of approximately 7 years.

(a) Restricted Stock

Federated's restricted stock awards represent shares of Federated Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to ten years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on approximately the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant to a key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During the period of restriction, the recipient receives dividends on all shares awarded, regardless of their vesting status.

The following table summarizes activity of non-vested restricted stock awards for the year ended December 31, 2010:

	Restricted Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2010	3,200,835	$24.80
Granted[1]	897,379	$22.97
Vested	(535,213)	$26.02
Forfeited	(59,675)	$25.41
Non-vested at December 31, 2010	3,503,326	$24.14

1 During the first quarter of 2010, Federated awarded 352,879 shares of restricted Federated Class B common stock in connection with a bonus program in which certain key employees received a portion of their bonus in the form of restricted stock under the Plan. This restricted stock, which was granted on the bonus payment date and issued out of treasury, generally vests over a three-year period. During the fourth quarter of 2010, Federated awarded 544,500 shares of restricted Federated Class B common stock to certain key employees. The restricted stock award generally vests over a ten-year period with restrictions on the vested portion of the award lapsing on approximately the awards' fifth- and tenth-year anniversaries.

Federated awarded 897,379 shares of restricted Federated Class B common stock with a weighted-average grant-date fair value of $22.97 to employees during 2010; awarded 1,155,136 shares of restricted Federated Class B common stock with a weighted-average grant-date fair value of $20.41 to employees during 2009; and awarded 758,551 shares of restricted Federated Class B common stock with a weighted-average grant-date fair value of $23.53 to employees during 2008.

The total fair value of restricted stock vested during 2010, 2009 and 2008 was $12.2 million, $6.8 million and $10.1 million, respectively.

(b) Stock Options

The outstanding stock options were granted with exercise prices that equaled or exceeded the market price of Federated's Class B common stock on the grant date. The options generally have graded vesting schedules that vary in length up to ten years and in certain cases, may contain accelerated vesting provisions based upon the attainment of specific performance criteria. The stated exercise period is typically a one-year period following the date on which the entire award becomes fully vested. Each vested option may be exercised for the purchase of one share of Class B common stock at the exercise price. In some cases, Federated awarded stock options with no requisite service requirement. These options, which were fully vested on the date of grant, were immediately exercisable and expire no later than ten years after the grant date.

The following table summarizes the status of and changes in Federated's stock option program for the year ended December 31, 2010:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2010	3,705,082	$27.59		
Granted	0	N/A		
Exercised	(486,150)	$20.48		
Forfeited	(3,500)	$30.13		
Outstanding at December 31, 2010	**3,215,432**	**$28.67**	**0.7**	**$1.6**
Vested at December 31, 2010	**3,133,757**	**$28.61**	**0.7**	**$1.6**
Exercisable at December 31, 2010	**3,058,182**	**$28.55**	**0.6**	**$1.6**

Total options exercised during 2010, 2009 and 2008 were 486,150, 345,275 and 1,052,343, respectively. The total intrinsic value of stock options exercised during 2010, 2009 and 2008 was $2.3 million, $4.0 million and $17.7 million, respectively.

There were no stock options granted in 2010. Federated granted 12,000 stock options to non-management directors with a weighted-average grant-date fair value of $3.38 and $4.05 during each of the second quarters of 2009 and 2008, respectively. Federated estimated the grant-date fair value using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 2009 and 2008, respectively: dividend yields based on latest annualized dividend of 4.07% and 2.84%; expected volatility factors based on historical volatility of 24.9% and 15.2%; risk-free interest rates based on the U.S. Treasury strip rate for the expected life of the option of 1.89% and 3.09%; and an expected life of 5 years for each grant in 2009 and 2008. The expected life is based on the assumption that these options will be exercised evenly over the life of the option.

All awards granted in 2009 and 2008 were granted with an exercise price that was equal to the market price on the date of grant.

(16) Common Stock

The Class A common stockholder has the entire voting rights of Federated; however, without the consent of the majority of the holders of the Class B common stock, the Class A common stockholder cannot alter Federated's structure, dispose of all or substantially all of Federated's assets, amend the Articles of Incorporation or Bylaws of Federated to adversely affect the Class B common stockholders, or liquidate or dissolve Federated. With respect to dividends, distributions and liquidation rights, the Class A common stock and Class B common stock have equal preferences and rights.

(a) Dividends

Cash dividends of $228.7 million, $98.5 million and $375.7 million were paid in 2010, 2009 and 2008, respectively, to holders of common stock. In the first quarter 2010, Federated paid $1.26 per share or $129.8 million for a special dividend in addition to the regular quarterly cash dividends paid throughout 2010. In the third quarter 2008, Federated paid $2.76 per share or $281.2 million for a special cash dividend in addition to the regular quarterly cash dividends paid throughout the course of 2008. All dividends are considered ordinary dividends for tax purposes.

(b) Treasury Stock Repurchase

During 2008, the board of directors authorized a share repurchase program that allows Federated to buy back as many as 5 million shares of Class B common stock following the December 31, 2008 expiration of the previous board-approved share repurchase program. The current program has no stated expiration date. No other programs existed as of December 31, 2010. The program authorizes executive management to determine the timing and the amount of shares for each purchase. The repurchased stock is held in treasury for employee share-based compensation plans, potential acquisitions and other corporate activities. During the year ended December 31, 2010, Federated repurchased 0.7 million shares of common stock for $14.2 million, the majority of which were repurchased in the open market and the remaining shares were repurchased in connection with employee separations and are not counted against the board-approved share repurchase program. At December 31, 2010, approximately 3.6 million shares remain available to be purchased under the current buyback program.

Under the Revolving Credit Facility, certain covenants are maintained including one that allows Federated to make cash payments for stock repurchases or shareholder dividends as long as liquidity of no less than $10 million is maintained during the payment period.

(17) Leases

The following is a schedule by year of future minimum payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010:

in millions		
2011	$	12.3
2012		11.7
2013		11.5
2014		11.4
2015		3.3
2016 and thereafter		7.0
Total minimum lease payments	$	57.2

Federated held a material operating lease at December 31, 2010 for its corporate headquarters building in Pittsburgh, Pennsylvania. This lease expires in 2014 and has renewal options for two successive terms of five years each. This lease includes provisions for leasehold improvement incentives, rent escalation and certain penalties for early termination. In addition, at December 31, 2010, Federated had various other operating lease agreements primarily involving additional facilities. These leases are noncancelable and expire on various dates through the year 2019. Most leases include renewal options and, in certain leases, escalation clauses.

Rental expenses related to continuing operations were $10.6 million, $11.1 million and $11.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(18) Income Taxes

Federated files a consolidated federal income tax return. Financial statement tax expense is determined under the liability method.

Income tax expense (benefit), net from continuing operations consisted of the following components for the years ended December 31:

in thousands	**2010**	2009	2008
Current:			
Federal	**$ 79,273**	$ 101,649	$ 117,210
State	**8,504**	11,082	9,160
Foreign	**(33)**	297	811
	87,744	113,028	127,181
Deferred:			
Federal	**20,997**	8,269	1,655
State	**3,210**	(3,399)	(166)
Foreign	**6**	380	(502)
Total	**$ 111,957**	$ 118,278	$ 128,168

The federal net tax effects of timing differences exceeding 5% of pretax income at the statutory federal income tax rate included in Income tax provision on the Consolidated Statements of Income were ($11.8 million), ($6.8 million) and ($9.1 million) for amortization and impairments of intangible assets in 2010, 2009 and 2008, respectively, and ($7.3 million), $1.3 million and $2.2 million for insurance proceeds in 2010, 2009 and 2008, respectively.

The reconciliation between the statutory income tax rate and the effective tax rate attributable to continuing operations consisted of the following for the years ended December 31:

	2010	2009	2008
Expected statutory income tax rate	**35.0%**	35.0%	35.0%
Increase/(decrease):			
State and local income taxes, net of Federal benefit	**2.5**	1.5	1.6
Capital loss valuation allowance	**0.1**	1.2	0.1
Other	**0.9**	(0.2)	0.0
Effective tax rate (excluding noncontrolling interests)	**38.5**	37.5	36.7
Income attributable to noncontrolling interests	**(1.3)**	(1.3)	(0.8)
Effective tax rate per Consolidated Statements of Income	**37.2%**	36.2%	35.9%

During 2010, state and local taxes increased as a result of the combination of changing apportionment factors and the full year impact of prior year tax law changes.

During 2009, changes to the New York City corporate tax rules were enacted. These changes, some of which were retroactive to the beginning of 2009, resulted in a net favorable adjustment of $2.1 million, comprised of a deferred tax benefit of approximately $3.4 million and a current tax detriment of approximately $1.3 million.

During 2009, Federated recognized a $1.6 million deferred tax asset relating to a net operating loss carryforward acquired in connection with a prior period acquisition. Management concluded its evaluation of the availability of the loss carryforward for use by Federated as the acquirer and believes it is more likely than not that Federated will be able to realize the net operating loss carryforwards to partially offset post-acquisition federal taxable income.

During 2009, Federated recorded an additional $3.7 million valuation allowance related to certain deferred tax assets primarily generated by charges recorded in prior years to write down the value of Federated's investments in certain managed CDOs. After reassessing the viability and timing of certain tax-planning strategies in light of current market conditions, management believes it is more likely than not that Federated will not be able to realize the full benefit of these deferred tax assets once the capital losses are recognized for tax purposes.

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

in thousands	**2010**	2009
Deferred Tax Assets		
Tax net operating losses	**$ 17,885**	$ 18,766
Share-based compensation	**8,274**	8,105
Write-down of CDO investments	**6,317**	6,240
Capital losses	**458**	898
Deferred income	**0**	7,274
Other	**6,918**	5,202
Total deferred tax assets	**39,852**	46,485
Valuation allowance	**(20,774)**	(20,806)
Total deferred tax asset, net of valuation allowance	**$ 19,078**	$ 25,679
Deferred Tax Liabilities		
Intangible assets	**$ 54,734**	$ 42,892
Property and equipment	**4,376**	4,426
State taxes	**3,087**	1,279
Deferred sales commissions	**2,838**	2,141
Costs of internal-use software	**2,566**	1,546
Other	**1,728**	1,462
Total gross deferred tax liability	**$ 69,329**	$ 53,746
Net deferred tax liability	**$ 50,251**	$ 28,067

At December 31, 2010, the company had deferred tax assets related to tax net operating loss carryforwards accumulated in certain taxing jurisdictions in the aggregate of $16.2 million, which will expire over the period 2011 through 2026. A valuation allowance has been recognized for $1.8 million (or 94%) of the deferred tax asset for foreign tax net operating losses, and for all but $0.3 million (or 2%) of the deferred tax asset for state tax net operating losses. The valuation allowances were recorded due to management's belief that it is more likely than not that Federated will not realize the full benefit of these net operating losses. No valuation allowance has been recorded with regard to the federal tax net operating loss acquired in connection with a prior period acquisition.

In addition, at December 31, 2010, Federated recognized deferred tax assets as a result of the recognition in prior years of capital losses on investments and the write down in prior years in the value of its investment in certain managed CDOs. The carry-forward period for recognized capital losses is five years. Management currently believes it is more likely than not that Federated will not fully realize these deferred tax assets in the future and therefore has recognized a related valuation allowance for $4.8 million.

The company and its subsidiaries file annual income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and in certain foreign jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2010 or 2009. Therefore, there were no material changes during 2010, and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(19) Earnings Per Share Attributable to Federated Investors, Inc. Shareholders

The following table sets forth the computation of basic and diluted earnings per share using the two-class method for amounts attributable to Federated Investors, Inc. for the years ended December 31:

in thousands, except per share data	**2010**	2009	2008
Numerator – Basic			
Income from continuing operations attributable to Federated Investors, Inc.	**$ 179,114**	$ 197,292	$ 221,509
Less: Total income available to participating unvested restricted shareholders[1]	**(6,443)**	(4,917)	(5,169)
Total income from continuing operations attributable to Federated Common Stock[2]	**$ 172,671**	$ 192,375	$ 216,340
Income from discontinued operations attributable to Federated Investors, Inc.	**$ 0**	$ 0	$ 2,808
Less: Total income available to participating unvested restricted shareholders[1]	**0**	0	(65)
Total income from discontinued operations attributable to Federated Common Stock[2]	**$ 0**	$ 0	$ 2,743
Net income attributable to Federated Common Stock[2]	**$ 172,671**	$ 192,375	$ 219,083
Numerator – Diluted			
Income from continuing operations attributable to Federated Investors, Inc.	**$ 179,114**	$ 197,292	$ 221,509
Less: Total income available to participating unvested restricted shareholders[1]	**(6,443)**	(4,913)	(5,169)
Total income from continuing operations attributable to Federated Common Stock[2]	**$ 172,671**	$ 192,379	$ 216,340
Income from discontinued operations attributable to Federated Investors, Inc.	**$ 0**	$ 0	$ 2,808
Less: Total income available to participating unvested restricted shareholders[1]	**0**	0	(65)
Total income from discontinued operations attributable to Federated Common Stock[2]	**$ 0**	$ 0	$ 2,743
Net income attributable to Federated Common Stock[2]	**$ 172,671**	$ 192,379	$ 219,083
Denominator			
Basic weighted-average common shares outstanding	**99,925**	99,923	99,605
Dilutive potential shares from stock options	**68**	133	790
Diluted weighted-average common shares outstanding	**99,993**	100,056	100,395
Earnings per share – Basic			
Income from continuing operations attributable to Federated Common Stock[2]	**$ 1.73**	$ 1.93	$ 2.17
Income from discontinued operations attributable to Federated Common Stock[2]	**0.00**	0.00	0.03
Net income attributable to Federated Common Stock[2]	**$ 1.73**	$ 1.93	$ 2.20
Earnings per share – Diluted			
Income from continuing operations attributable to Federated Common Stock[2]	**$ 1.73**	$ 1.92	$ 2.15
Income from discontinued operations attributable to Federated Common Stock[2]	**0.00**	0.00	0.03
Net income attributable to Federated Common Stock[2]	**$ 1.73**	$ 1.92	$ 2.18

1 *Income available to participating restricted shareholders includes dividends paid to unvested restricted shareholders, net of forfeited dividends, and their proportionate share of undistributed earnings.*

2 *Federated Common Stock excludes unvested restricted stock which are deemed participating securities in accordance with the two-class method of computing earnings per share.*

For the years ended December 31, 2010, 2009 and 2008, 3.0 million, 2.7 million and 1.3 million stock option awards, respectively, were outstanding but not included in the computation of diluted earnings per share for each year because the exercise price was greater than the average market price of Federated Class B common stock for each respective year. In the event the awards become dilutive, these shares would be included in the calculation of diluted earnings per share and would result in additional dilution.

(20) Accumulated Other Comprehensive (Loss) Income attributable to Federated Shareholders

The components of accumulated other comprehensive (loss) income, net of tax, attributable to Federated shareholders are as follows:

in thousands	Unrealized Loss on Interest Rate Swap	Unrealized Gain (Loss) on Securities Available for Sale	Foreign Currency Translation Gain (Loss)	Total
Balance at January 1, 2008	$ 0	$ 175	$ 704	$ 879
Change in market value[1]	0	(675)	0	(675)
Reclassification adjustment[2]	0	190	0	190
Loss on currency conversion[3]	0	0	(97)	(97)
Balance at December 31, 2008	0	(310)	607	297
Change in market value[1]	0	483	0	483
Reclassification adjustment[2]	0	251	0	251
Gain on currency conversion[3]	0	0	483	483
Balance at December 31, 2009	0	424	1,090	1,514
Change in market value[1]	**(11,828)**	**3,642**	**0**	**(8,186)**
Reclassification adjustment[2]	**4,201**	**(802)**	**0**	**3,399**
Loss on currency conversion[3]	**0**	**0**	**(422)**	**(422)**
Balance at December 31, 2010	**$ (7,627)**	**$ 3,264**	**$ 668**	**$ (3,695)**

1 *The tax related to the change in market value of the interest rate swap was $6,369 for 2010. The tax related to the change in market value of securities available for sale was ($2,640), ($277) and $364 for 2010, 2009 and 2008, respectively.*

2 *The tax related to the reclassification adjustment for the interest rate swap was ($2,262) for 2010. The tax related to the reclassification adjustments for securities available for sale was $431, ($134) and ($102) for 2010, 2009 and 2008, respectively.*

3 *The tax related to the foreign currency translation gain/loss was $227, ($260) and $52 for 2010, 2009 and 2008, respectively.*

(21) Transfers of Purchased Loans

During the second quarter 2010, Federated began investing in purchased loans, consisting primarily of syndicated, commercial, US dollar-denominated, floating-rate term loans. The purchased loans were recorded at fair value and included in Other current assets on the Consolidated Balance Sheet. During 2010, Federated transferred $46.2 million in purchased loans and $4.3 million in cash into a new Federated-sponsored fund in exchange for shares of the fund. This transfer of assets was recorded as a sale for accounting purposes given that the loans were legally isolated from Federated, the Federated-sponsored fund has the right to pledge or exchange the loans and Federated has not maintained effective control over the transferred loans. Federated recorded $0.7 million in Gain (loss) on securities, net on the Consolidated Statement of Income as a result of the sale of these loans. As of December 31, 2010, there were no remaining purchased loans included in Other current assets on the Consolidated Balance Sheet.

(22) Commitments and Contingencies

(a) Contractual

Federated is obligated to make certain future payments under various agreements to which it is a party, including operating leases (see Note (17)). The following table summarizes minimum noncancelable payments contractually due under Federated's significant service contracts and employment arrangements:

	Payments due in						
in millions	2011	2012	2013	2014	2015	After 2015	Total
Purchase obligations[1]	$9.2	$3.6	$2.0	$0.8	$0.6	$0.8	$17.0
Employment-related commitments[2]	29.5	10.2	8.3	7.6	0	0	55.6
Total	$38.7	$13.8	$10.3	$8.4	$0.6	$0.8	$72.6

1 *Federated is a party to various contracts pursuant to which it receives certain services including legal, access to various fund-related information systems and research databases, as well as trade order transmission and recovery services. These contracts contain certain minimum noncancelable payments, cancellation provisions and renewal terms. The contracts expire on various dates through the year 2019. Costs for such services are expensed as incurred.*

2 *Federated has certain domestic and international employment arrangements pursuant to which Federated is obligated to make minimum compensation payments. These contracts expire on various dates through the year 2014.*

As part of the SunTrust Acquisition, Federated is required to make contingent purchase price payments over the five-year period following the acquisition date. The contingent purchase price payments will be calculated as a percentage of revenue less operating expenses directly attributed to certain eligible assets. At December 31, 2010, management estimated contingent payments could total

$27 million over five years, however, the actual amount of the contingent payments will vary based on asset levels and related net revenues and is not limited by any maximum amount. A wide range of outcomes for actual payments is possible due to the extent of reasonably possible flow-rate volatility for the assets under management. As of December 31, 2010, a liability of $20.1 million representing the fair value of future consideration payments was recorded in Other current liabilities ($5.3 million) and Other long-term liabilities ($14.8 million) (see Note (7)(a) for a discussion regarding the valuation methodology). This liability is remeasured at each reporting date with changes in the fair value recognized in Intangible asset amortization and impairment in the Consolidated Statements of Income.

As part of the Prudent Bear Acquisition, Federated is required to make contingent purchase price payments based upon certain revenue growth targets over the four-year period following the acquisition date. The contingent purchase price payments will be recorded as additional goodwill at the time the contingency is resolved. The first contingent purchase price payment of $5.1 million was paid in the first quarter 2010. As of December 31, 2010, $44.7 million was accrued in Accounts payable and accrued expenses on the Consolidated Balance Sheets for the second anniversary year payment and was paid in January 2011. The remaining contingent purchase price payments could total as much as $49.0 million.

As part of the Clover Capital Acquisition, Federated is required to make contingent purchase price payments based upon growth in revenues over the five-year period following the acquisition date. The contingent purchase price payments, which could total as much as $56 million, will be recorded as additional goodwill at the time the contingency is resolved. The applicable growth targets were not met for the first two anniversary years and as such, no amounts were accrued or paid related to 2009 or 2010.

As part of the Alliance Acquisition, Federated was required to make contingent purchase price payments over a five-year period following the acquisition date. These payments were primarily calculated as a percentage of revenues less certain operating expenses directly attributed to the assets acquired. Contingent purchase price payments of $10.7 million, $13.3 million, $16.2 million, $19.8 million and $32.4 million were paid in the second quarters of 2006, 2007, 2008, 2009, and 2010, respectively. In addition, a final contingent purchase price payment of $3.3 million was paid in the third quarter 2010. Contingent payments were recorded as additional goodwill at the time the related contingency was resolved.

In the third quarter 2007, Federated completed a transaction with Rochdale Investment Management LLC to acquire certain assets relating to its business of providing investment advisory and investment management services to the Rochdale Atlas Portfolio (Rochdale Acquisition). The Rochdale Acquisition agreement provides for two forms of contingent purchase price payments that are dependent upon asset growth and fund performance through 2012. The first form of contingent payment is payable in 2010 and 2012 and could aggregate to as much as $20 million. The second form of contingent payment is payable on a semi-annual basis over the five-year period following the acquisition closing date based on certain revenue earned by Federated from the Federated InterContinental Fund. As of December 31, 2010, $3.0 million was paid in semi-annual contingent purchase price payments, $0.3 million was accrued related to future semi-annual contingent purchase price payments and $1.1 million was paid in the fourth quarter 2010 with regard to the first form of contingent payment. The future semi-annual contingent purchase price payment was accrued in Other current liabilities and recorded as goodwill. Contingent payments are recorded as additional goodwill at the time the related contingency is resolved.

As part of the 2006 acquisition of MDTA LLC (MDTA), Federated was required to make annual contingent purchase price payments based upon growth in MDTA net revenues over a three-year period. The first two contingent purchase price payments of $43.3 million and $40.9 million were paid in the third quarters of 2007 and 2008, respectively, and were recorded as goodwill. The applicable growth targets were not met for the final payment related to the anniversary year ended in July 2009. As such, no further payments are required.

In addition to the $29.5 million of employee-related commitments to be paid in 2011, Federated may be required to make certain incentive compensation-related payments in connection with various significant employment arrangements. The employment contracts expire on various dates through the year 2014 with payments possible through 2018. As of December 31, 2010, the maximum bonus payable over the remaining terms of the contracts approximates $73 million, of which approximately $5 million would be payable in 2011 if the necessary performance targets are met and the employees continue to be employed as of the relevant payment dates. In addition, certain employees have incentive compensation opportunities related to the Federated Kaufmann Large Cap Fund (the Fund Bonus). Based on asset levels at December 31, 2010, $0.2 million would be paid in 2011 as the first Fund Bonus payment. Management is unable to reasonably estimate a range of possible bonus payments for the Fund Bonus for subsequent years due to the wide range of possible growth-rate scenarios.

(b) Guarantees and Indemnifications

On an intercompany basis, various wholly owned subsidiaries of Federated guarantee certain financial obligations of Federated Investors, Inc., and Federated Investors, Inc. guarantees certain financial and performance-related obligations of various wholly owned subsidiaries. In addition, in the normal course of business, Federated has entered into contracts that provide a variety of indemnifications. Typically, obligations to indemnify third parties arise in the context of contracts entered into by Federated, under which Federated agrees to hold the other party harmless against losses arising out of the contract, provided the other party's actions are not deemed to have breached an agreed upon standard of care. In each of these circumstances, payment by Federated is contingent on the other party making a claim for indemnity, subject to Federated's right to challenge the other party's claim. Further, Federated's obligations under these agreements may be limited in terms of time and/or amount. It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of Federated's obligations and the unique facts and circumstances involved in each particular agreement. Management believes that if Federated were to incur a loss in any of these matters, such loss should not have a material effect on its business, financial position or results of operations.

(c) Past Mutual Fund Trading Issues and Related Legal Proceedings

During the fourth quarter 2005, Federated entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. These mandatory fee waiver reductions expired on December 31, 2010. Depending upon the level of assets under management in the funds subject to these fee waivers during the five-year period, the actual investment advisory fee reduction could have been greater or less than $4.0 million per year. For each of the years ended December 31, 2010, 2009 and 2008, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. Without admitting the validity of any claim, Federated reached a settlement with the plaintiffs in these pending cases. The settlement was accrued in a prior period and the accrual was not material to the Consolidated Financial Statements. A hearing to address final approval of the settlement was held on October 21 and October 22, 2010. The Court entered an order granting final approval of the settlement on October 25, 2010.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. Federated is defending this litigation and a trial date has been set for April 12, 2011. The potential impact of these lawsuits and similar suits against third parties, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. An unfavorable determination could cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

The Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 reflect $9.2 million, $10.6 million and $7.5 million, respectively, for costs associated with various legal, regulatory and compliance matters, including costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from these estimates, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows.

(d) Other Legal Proceedings

Federated has other claims asserted and threatened against it in the ordinary course of business. As of December 31, 2010, Federated does not believe that a material loss related to these claims is reasonably estimable. These claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

(23) Subsequent Events

On January 27, 2011, the board of directors declared a $0.24 per share dividend to shareholders of record as of February 8, 2011, which was paid on February 15, 2011. In addition, on January 27, 2011, the board of directors, subject to shareholder approval, authorized an additional 3.5 million shares of Class B common stock to be available for granting share-based awards under the Plan.

(24) Supplementary Quarterly Financial Data (Unaudited)

in thousands, except per share data, for the quarters ended	March 31,	June 30,	September 30,	December 31,
2010				
Revenue[1,5]	$232,970	$231,484	$242,173	$245,317
Operating income[1,2]	71,810	83,861	75,088	79,032
Net income including noncontrolling interest in subsidiaries[1,2]	44,195	48,275	48,063	48,631
Amounts attributable to Federated Investors, Inc.				
Net income[1,2]	42,007	47,650	43,056	46,401
Earnings per share – Basic and Diluted[1,2]	0.38	0.46	0.42	0.45
Cash dividends per share[3]	1.50	0.24	0.24	0.24
Stock price per share[4]				
High	28.14	27.32	23.54	27.02
Low	23.85	20.67	20.01	22.76
2009				
Revenue[1]	$310,643	$306,894	$293,603	$264,810
Operating income[1,2]	60,049	88,065	94,733	86,381
Net income including noncontrolling interest in subsidiaries[1,2]	37,469	56,083	60,287	54,700
Amounts attributable to Federated Investors, Inc.				
Net income[1,2]	35,135	53,274	56,986	51,897
Earnings per share – Basic and Diluted[1,2]	0.34	0.52	0.56	0.51
Cash dividends per share	0.24	0.24	0.24	0.24
Stock price per share[4]				
High	23.21	26.85	27.50	28.31
Low	16.10	21.08	22.35	24.76

1 *During the first, second, third and fourth quarters of 2010, fee waivers to maintain positive or zero net yields totaled $69.5 million, $58.2 million, $53.8 million and $60.0 million, respectively. These fee waivers were partially offset by related reductions in distribution expenses of $51.2 million, $45.0 million, $42.6 million and $47.7 million such that the net impact to Federated was $18.3 million, $13.2 million, $11.2 million, and $12.3 million in reduced operating income for the first, second, third and fourth quarters of 2010, respectively. During the first, second, third and fourth quarters of 2009, fee waivers to maintain positive or zero net yields totaled $9.7 million, $17.0 million, $36.5 million and $57.5 million, respectively. These fee waivers were partially offset by related reductions in marketing and distribution expenses of $4.6 million, $11.4 million, $27.9 million and $42.6 million such that the net impact to Federated was $5.1 million, $5.6 million, $8.6 million and $14.9 million in reduced operating income for the first, second, third and fourth quarters of 2009, respectively.*

2 *Federated recorded impairment charges of $7.0 million and $3.2 million related to intangible and fixed assets in the second and fourth quarters of 2010, respectively. Federated recorded impairments totaling $21.7 million primarily related to intangible and fixed assets in the first quarter 2009. See Note (7) for additional information.*

3 *For the quarter ended March 31, 2010, Federated paid $1.26 per share for a special cash dividend. This payment was in addition to the $0.24 per share dividend paid in that quarter. All dividends are considered ordinary dividends for tax purposes.*

4 *Federated's common stock is traded on the New York Stock Exchange under the symbol FII.*

5 *As a result of the SunTrust Acquisition, revenue for the fourth quarter included $7.4 million related to the acquired assets under management. See Note (3) for additional information.*

The approximate number of beneficial shareholders of Federated's Class A and Class B common stock as of February 8, 2011, was 1 and 40,727, respectively.

Federated®

CORPORATE INFORMATION

Corporate Offices

Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
Telephone: 412-288-1900
Email: investors@federatedinv.com
FederatedInvestors.com

Worldwide Operations

Boston, MA
Dublin, Ireland
Frankfurt, Germany
Houston, TX
New York, NY
Rochester, NY
Tokyo, Japan
Warrendale, PA
Wilmington, DE

Contact Information

Investor Relations: 412-288-1934
Analyst Inquiries: 412-288-1920
Media Relations & Corporate
Communications: 412-288-7895
Customer Service: 800-341-7400
Email: services@federatedinvestors.com

Form 10-K and Shareholder Publications

For a complimentary copy of Federated's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or current reports on Form 8-K as filed with the Securities and Exchange Commission or a recent earnings news release, please contact Investor Relations at 412-288-1934 or visit the About Federated section of FederatedInvestors.com.

Annual Meeting

Federated's Annual Shareholder Meeting will be held in Room 409 of the David L. Lawrence Convention Center, 1000 Fort Duquesne Boulevard, Pittsburgh, PA 15222 at 4 p.m. local time on Thursday, April 28, 2011.

Transfer Agent

Shareholders of record with questions concerning account information, certificates, transferring securities, dividend payments, requesting direct deposit information or processing a change of address should contact:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 800-736-3001

Dividend Payments

Subject to approval of the board of directors, dividends are paid on Federated's common stock typically during the months of February, May, August and November.

Market Listing

Federated Investors, Inc. class B common stock is traded on the New York Stock Exchange under the trading symbol FII.

Independent Registered Public Accounting Firm

Ernst & Young LLP, Pittsburgh, PA

Federated

World-Class Investment Manager®

Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
1-800-341-7400
FederatedInvestors.com

0030705 (3/11)

FII
LISTED
NYSE